InnovExplo Inc. – Consulting Firm
Mines and Exploration
560-B, 3e avenue,
Val-d'Or, Québec, Canada, J9P 1S4
Telephone: (819) 874-0447
Facsimile: (819) 874-0379
Email: info@innovexplo.com
Web site: www.innovexplo.com





AURIZON

MINES LTD.

TECHNICAL REPORT ON THE KIPAWA PROPERTY
(TÉMISCAMINGUE AREA, QUEBEC)
(according to Regulation 43-101 and Form 43-101F1)

Project Location

Latitude: 46°54' 30" N; Longitude: 78° 27' 00" W
Témiscamingue Area, Quebec, Canada

Prepared for

Aurizon Mines Ltd
Suite 3120, Park Place, 666 Burrard Street
Vancouver, B.C., Canada, V6C 2X8
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com

Prepared by:

Pierre-Luc Richard, B.Sc., G.I.T. (OGQ #1119)   Alain Carrier, M.Sc., P.Geo. (OGQ #281)
InnovExplo – Consulting Firm   InnovExplo – Consulting Firm
Val-d'Or (Québec)   Val-d'Or (Québec)
E-Mail : pierreluc.richard@innovexplo.com   E-Mail : alain.carrier@innovexplo.com

December 23, 2008

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

LIST OF APPENDICES

1.0 SUMMARY *(Item 3)*

InnovExplo Inc. ("InnovExplo") was contracted in October 2008 by Martin Demers, Exploration Manager of Aurizon Mines Ltd, to complete a Technical Report ("the report") in compliance with Regulation 43-101 and Form 43-101F1 for the Kipawa property ("the property") in Quebec, Canada. The report is addressed to Aurizon Mines Ltd ("Aurizon" or "the issuer"), a Canadian gold producer. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the New York Stock Exchange (formerly the American Stock Exchange or AMEX) under the symbol "AZK". InnovExplo is an independent mining and exploration consulting firm based in Val-d'Or (Quebec).

The authors, Pierre-Luc Richard, B.Sc., G.I.T. (OGQ #1119) and Alain Carrier, M.Sc., P.Geo. (OGQ #281), Qualified and Independent people as defined by Regulation 43-101, wrote this report after reviewing the available data from previous surveys and all other information judged relevant, suitable and reliable. A. Carrier visited the Kipawa property and its environs on October 22, 2008.

The Kipawa property is located in the Témiscamingue region in the southwestern part of the Province of Quebec. The property straddles NTS map sheets 31L15, 31L16, 31M01, 31M02 and 31M03, and falls within an area defined by latitudes 78° 43' 00" and 79° 03' 30" N, and longitudes 47° 04' 30" and 47° 08' 30" W.

The Kipawa property consists of three non-contiguous blocks. The northwest block (Block "NW") consists of 564 contiguous mining titles (map-designed cells) covering 330.1 km². The east block (Block "E") consists of 896 contiguous mining titles (map-designed cells) covering 526.1 km². The south block (Block "S") consists of 25 contiguous mining titles (map-designed cells) covering 14.7 km². The mining titles are all in good standing and are currently 100% registered under the name of Mines Aurizon.

Two First Nation communities (Wolf Lake and Eagle Village) are located in the vicinity of the Kipawa property. Discussions were regularly scheduled to discuss work conducted in the area and employment possibilities for First Nation members. Aurizon intends to continue its ongoing collaboration with both First Nation communities.

The Kipawa property lies on the northern fringe of the Grenville Province of the Canadian Shield, in a region consisting of northwesterly transported allochthons derived from the Grenville Province and parautochthonous fault-slices derived from structurally underlying Archean rocks of the Superior Province (Easton 1992, Guo and Dickin 1994). Rock units are mostly dominated by orthogneiss and metasedimentary rocks showing evidence of high metamorphic grade.

The Kipawa property is currently being explored by Aurizon for gold deposits. The property hosts significant gold anomalies in till and sediment samples that still remain unexplained. Evidently, a genetic model and plausible deposit type to explain these anomalous gold values are still lacking. Aurizon's current approach to high-grade metamorphic terrains of the Kipawa property is highly conceptual and may generate a variation of an existing deposit model.

In the Kipawa area, gold has been documented on adjacent properties within two totally different geological settings: a quartzite setting at the Hunters Point U-Au mineralized occurrence, and a pegmatite host at the Coconut Club REE-U-Th-Au occurrence. The Kipawa area is well known for its U-Th-REE-Zr-Y mineralization, but it may be necessary to invoke modifications of existing deposit models to explain the presence of gold with these metals.

Two REE occurrences have been discovered by Aurizon on the Kipawa property during field work in 2006 and 2007. The Snake showing (Center, North and South) is located on the western part of Block "E", and the Eagle showing is located at the southeast extremity of Block "E".

The Snake showing is divided into three sectors: North, Center and South. Snake North is characterized by REE oxides within a 2-m-thick intrusive band. This dyke is concordant with the bedding observed in the highly-altered paragneiss host. The best grab sample returned 0.39% REE with 0.67% Y, >0.1% Th and 0.05% U (0.06% U_3O_8). Heavy REEs are abundant in this sample, representing 74% of the total REE content.

Snake Center is hosted in a 2-m-thick amphibole-rich band hosted by fine- to medium-grained biotite-rich paragneiss. Uranium and thorium mineralization is concordant with the bedding and can be observed for approximately 100 m. The best grab sample returned 0.07% U (0.09% U_3O_8) with 0.4% Th, 1.98% Y and 0.90% REE. Heavy REEs are abundant in this sample, representing 81% of the total REE content in the same sample.

The best grab sample from Snake South returned 8.32% REE, 0.34% Y and 0.05% Th. In this case, the light REEs are much more abundant than heavy REEs, representing 97% of the total REE content.

The Eagle showing is Aurizon's newly discovered extension of the Kipawa Alkaline Complex. Mineralization occurs in a horizon that is locally almost entirely composed of amphiboles, with pegmatite lenses in proximity. Located along the front of an intense metasomatism alteration system, this horizon overlies a biotite-rich paragneiss. Syenite from the Kipawa Alkaline Complex tops the sequence. The entire sequence is characterized by a shallow dip and a geophysical interpretation suggests a very large (multi-kilometre) radiometric area. Grab samples returned up to 5.74% REE, 0.31% Y and 0.08% Th. In all grab samples, light REEs are present in systematically higher concentrations than heavy REEs.

The issuer has carried out exploration work on the Kipawa property since 2005. Aurizon's exploration work included several geophysical surveys (magnetometry, resistivity, induced polarization, radiometry, EM and VLF), soil geochemistry, mapping, sampling and drilling (Sonic drilling for 8 drill holes and diamond drilling for 7 drill holes).

In 2005, Aurizon conducted an evaluation of the area for its gold potential. Historical sediment sampling results were studied to identify anomalous sectors that require further investigation. Four (4) areas presenting anomalous gold contents were sampled and yielded up to 279 ppb Au in heavy mineral concentrates from the till samples. This confirmed that till sampling was adequate to identify anomalous sectors as well as to confirm the regional anomalous enrichment in gold. A regional till sampling program followed during which 380 samples were sent for geochemical analysis. Twelve (12) gold dispersion trends were identified in the area: nine on Block "E", one on Block "S", and two on Block "NW".

Data compilation and a review of assessment reports concerning the Kipawa property reveal significant potential for gold, uranium and rare earth elements. Exploration work carried out by Aurizon since 2005 led to the discovery of two new surface showings (Snake and Eagle) as well as many target generation areas. Seven (7) drill holes were completed by the issuer but all assays are pending as this report is being written. Interpretation and conclusions may have to be revised in the lights of the 2008 drilling results.

Based on Aurizon's results for the Kipawa property, InnovExplo affirms that it is at an early stage of exploration. InnovExplo recommends additional work to confirm and enhance its economic potential. The surrounding area contains significant uranium and REE occurrences, and the extension of the Kipawa Alkaline Complex within the Kipawa property is worthy of significant exploration work to establish its potential. Gold dispersion trends should be investigated in order to identify probable sources.

Even though no gold mineralization has been identified at surface, significant gold trends in till samples warrant further investigation. Major structures recognized by geophysics may exert some control on gold distribution within the bedrock. Given that the source for the gold anomalies remains unknown, gold exploration on the Kipawa property is conceptual at this stage and could lead to the elaboration of a new model or a variation on an existing model. Gold mineralization could be related to a hybrid model that combines gold-bearing shear zones and a magmatic origin in light of the structural lineaments and Cu-Ni occurrences identified in the area.

InnovExplo recommends an exploration program for the Kipawa property. InnovExplo is of the opinion that the character of the Kipawa property is of sufficient merit to justify the recommended program.

InnovExplo's recommendations focus on the more interesting portions of the Kipawa property and the generation of multiple ~1km^2 target areas within the 871 km^2 currently covered by the property. It was necessary to initially claim such a large area due to the prospective nature of the land, but Aurizon's work over these last few years now allows for more accurate identification of target sectors.

The recommended exploration program is divided into two (2) phases. The second phase of the program is conditional on the success of the first phase. Due to different requirements for gold and U-REE exploration programs on the Kipawa property, work recommendations are divided into two distinct programs.

Phase 1 for gold exploration consists of an exhaustive compilation of historical and recently obtained data with the objective of identifying drill hole targets. Conditional to positive results from Phase 1 target generation, Phase 2 will include ground geophysics (mag and IP) followed by diamond drilling.

Phase 1 for U-REE exploration consists of drilling and trenching to define the mineralization already identified on the property. Conditional to positive results from Phase 1 target generation, Phase 2 will include mineralogical studies and a scoping study.

Although the cost of Phase 2 largely depends on Phase 1, the overall budget (Phase 1 and 2) is estimated at **C\$ 1,275,000** (including 15% for contingencies). The overall budget for the gold exploration component (Phase 1 and 2) is estimated at **C\$ 675,000** (including 15% for contingencies), and the overall budget for the U-REE exploration component (Phase 1 and 2) is estimated at **C\$ 600,000** (including 15% for contingencies).

2.0 INTRODUCTION AND TERMS OF REFERENCE   *(Item 4)*

InnovExplo Inc. ("InnovExplo") was contracted in October 2008 by Martin Demers, Exploration Manager of Aurizon Mines Ltd, to complete a Technical Report ("the report") in compliance with Regulation 43-101 and Form 43-101F1 for the Kipawa property ("the property") in Quebec, Canada. The report is addressed to Aurizon Mines Ltd ("Aurizon" or "the issuer"), a Canadian gold producer. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the New York Stock Exchange (formerly the American Stock Exchange or AMEX) under the symbol "AZK". InnovExplo is an independent mining and exploration consulting firm based in Val-d'Or (Quebec).

This report reviews historical and recent work on the property and compiles all the data needed to recommend an exploration program. The Kipawa project is an early-stage exploration project. Some data (e.g., the mining titles list, recent geological and geophysical surveys, the drill hole database) were provided by Aurizon agents—Martin Demers, Jacynthe Lafond and Patrick Lavoie of Aurizon, and Alain Duhaime of Gescad. InnovExplo also consulted other sources of information, such as government databases, for assessment reports and the status of the mining titles.

The authors, Pierre-Luc Richard, B.Sc., G.I.T. (OGQ #1119) and Alain Carrier, M.Sc., P.Geo. (OGQ #281), Qualified and Independent people as defined by Regulation 43-101, wrote this report after reviewing the available data from previous surveys and all other information judged relevant, suitable and reliable. Technical support was provided by Marcel Naud, and computer editing by Thérèse Vincent, both of InnovExplo. Venetia Bodycomb of Vee Geoservices provided the linguistic editing.

The authors have good knowledge of the area and its geology by virtue of having operated field programs on adjacent properties in the Témiscamingue area. In 2007, InnovExplo completed a geological and prospecting program in the vicinity of the Kipawa property. Alain Carrier visited the Kipawa property and its environs on October 22, 2008, with Martin Demers. The site visit permitted an overview of the property and its accessibility, a visit to the Snake and Eagle mineralized occurrences, and an opportunity to examine the core from the current drilling program at the Belleterre core shack facilities.

InnovExplo has conducted a review and appraisal of the information used in the preparation of the present report and is of the opinion that the conclusions and recommendations herein are valid and appropriate considering the status of the project. The authors have fully researched and documented the conclusions and recommendations submitted in this report.

3.0 RELIANCE ON OTHER EXPERTS (Item 5)

The authors, Qualified and Independent people as defined by Regulation 43-101, were contracted by the issuer to study technical documentation relevant to the report and to recommend a work program if warranted. The authors have reviewed the mining titles, their status, any agreements and technical data supplied by the issuer (or its agents), and any public sources of relevant technical information.

Information about the mining titles was supplied by Alain Duhaime of Gescad, acting as an Aurizon representative. InnovExplo is not qualified to express any legal opinion with respect to the property titles or current ownership and possible litigation.

Many of the geological and technical reports for projects in the vicinity of the Kipawa property were prepared before the implementation of National Instrument 43-101 in 2001 and Regulation 43-101 in 2005. The authors of such reports appear to have been qualified, and the information prepared according to standards that were acceptable to the exploration community at the time. However, the data are incomplete in some cases and do not fully meet the current requirements of Regulation 43-101. The present authors are therefore not responsible for information provided from such sources, although there is no known reason to believe that any information used in the preparation of this report is invalid or contains misrepresentations.

The authors believe the information used to prepare this report and to formulate its conclusions and recommendations is valid and appropriate considering the status of the project and the purpose for which the report is prepared. The technical data were judged appropriate for producing a reasonable progressive economic mineral evaluation of the project.

The authors, by virtue of their technical review of the project's exploration potential, affirm that the work program and recommendations presented in the report are in accordance with Regulation 43-101 and CIM technical standards.

4.0 PROPERTY DESCRIPTION AND LOCATION   *(Item 6)*

4.1   Property description and location

The Kipawa property is located in the Témiscamingue region in the southwestern part of the Province of Quebec as shown in Figure 4.1. The property straddles NTS map sheets 31L15, 31L16, 31M01, 31M02 and 31M03, and falls within an area defined by latitudes 78° 43' 00" and 79° 03' 30" N, and longitudes 47° 04' 30" and 47° 08' 30" W.

The Kipawa property consists of three non-contiguous blocks. The northwest block (Block "NW") consists of 564 contiguous mining titles (map-designed cells) covering 330.1 km². The east block (Block "E") consists of 896 contiguous mining titles (map-designed cells) covering 526.1 km². The south block (Block "S") consists of 25 contiguous mining titles (map-designed cells) covering 14.7 km².

According to GESTIM (the Quebec government's mineral title management system available via the internet), the mining titles are currently 100% registered under the name of Mines Aurizon. The titles are all in good standing and are listed in Appendix I. Their locations are shown in Figure 4.2 and on the maps in the pocket of Appendix II. Mining titles (cells) were acquired by map designation in 2006 and 2007.

4.2   Relations with First Nation communities

Two First Nation communities (Wolf Lake and Eagle Village) are located in the vicinity of the Kipawa property. Since the beginning of the project in 2006, Aurizon has made considerable effort to meet with both communities and discuss various aspects of the project. Discussions were regularly scheduled to discuss work conducted in the area and employment possibilities for First Nation members. Workers from both communities were hired by Aurizon's team and its contractors, with an emphasis on education and training in exploration methods. Line-cutting contracts were granted to Mahingan Development Corporation in 2008, a company created by the Wolf Lake First Nation in response to the needs of exploration companies working in the Témiscamingue region. Road construction contracts were given to a team from the Eagle Village First Nation. Drill site visits were planned to include representatives from both communities throughout the drilling program. Aurizon has established a friendly atmosphere with both communities, and even hired an independent firm to conduct an environmental study in the area. Communities were concerned by the regional radiometric anomaly in the Kipawa region and wanted to know if it could have an impact on their health or on wildlife. The study therefore focused on the characterization of water and sediments in the area. Aurizon intends to continue its ongoing collaboration with both First Nation communities.



Figure 4.1 – Location map of the Kipawa property, Témiscamingue region



Figure 4.2 – Mining titles comprising the Kipawa property

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY *(Item 7)*

The property is located in southwestern Quebec in the Témiscamingue region, approximately 40 km east of the Quebec-Ontario border (refer to Figure 4.1).

The property is easily accessible by two gravel roads: one main access road from the south, starting from Temiscaming and heading east, and a second main access road from Bearn village heading southeast. All-weather roads are common in the region thanks to forestry activities. Numerous logging roads and ATV trails crosscut the entire area.

A local workforce with experience in camp construction and exploration surveying is available in the region (Val d'Or, Rouyn-Noranda), and Aurizon has also been training local First Nation community members.

The topography of the area is relatively flat, with elevations from 260 to 431 m above sea level. Numerous hills and lakes are present. Locally the area is characterized by scarps and dense bush making some portions of the property more difficult to cover.

Summer peaks in June when the average maximum temperature hovers around 26 ºC. Rainfall reaches its peak in August and September when an average of 100 mm is registered for each of those months. January and February are the coldest months, with average recorded minimums of -20 and -21 ºC respectively. Snow accumulation typically amounts to several metres and falls from October to April. Vegetation consists mainly of mixed forest.






Figure 5.1 – Physiography and access - Kipawa property.
A) Physiography in the Eagle occurrence area. B) Typical forestry access roads on the property near the Snake occurrence. C) Culvert recently installed by Aurizon for the purpose of the 2008 drilling program.

6.0 HISTORY *(Item 8)*

6.1   Historical overview of the Kipawa property and vicinity

The oldest report found for the Kipawa property area is a regional geological review that includes coverage of most of the eastern part of Block "NW". Geological mapping includes the description of two non-metallic showings (mica and feldspar). The authors of the report did not consider these non-metallic mineral occurrences to have economic potential.

Uranium and gold were first discovered in the vicinity of the Kipawa property in October 1957 by a prospector named Garfield Jones. An intensive staking rush of the area followed the discovery of the Hunters Point U-Au occurrence, reaching a peak in February 1958. Belleterre Quebec Mines Limited optioned the property and then sank several diamond drill holes near the first discovery. Excavations to a depth of 20 m were also carried out.

From 1959 to 1999, the Quebec Government (MRN; Ministry of Natural Resources) conducted several regional mapping projects that covered the entire area. In between these programs, several sediment geochemistry surveys were also conducted, covering most of the current Kipawa property. During this period, the Kipawa Alkaline Complex was identified and the regional geology studied in relative detail. A compilation of radiometric anomalies in the area was published in 1978 and a compilation of sediment geochemistry in 1995.

From 1969 to 1973, several companies were active in the area, such as Metron Explorations Ltd, Sturdy Mines Ltd, Atlantic Richfield Canada Ltd, Laduboro Oil Ltd, Newcombe Claims, Ryanor Mining Ltd, Imperial Oil Ltd, and Talisman Mines Ltd. Several airborne geophysical surveys (spectrometry and magnetometry) were conducted. Follow-up ground geophysics and geochemistry, as well as additional mapping, were also carried out.

In 1976, Kerr Addison Mines Ltd conducted a ground spectrometry survey over the southern part of Block "S", but most of it was south of the current property.

Between 1985 and 1990, Unocal Canada Ltd and Molycorp Inc. compiled and discussed the potential for REE (rare earth element) mineralization within the Kipawa region. Drilling and trenching were conducted to produce a resource estimate (non-compliant with Regulation 43-101) for the Sheffield Lake mineralized occurrence approximately 5 km south of the current Block "E" on the Kipawa property. The historical resource estimate shows 1.26 Mt @ 0.15% Y_2O_3 and 0.96% ZrO_2 for the western portion of the main zone, and 1.00 Mt @ 0.14% Y_2O_3 and 1.17% ZrO_2 for the eastern portion. **These historical "resources" and/or "reserves" should not be relied upon as it is unlikely they conform to current Regulation 43-101 criteria or to CIM Standards and Definitions, and they have not been verified to determine their relevance or reliability. They should not be disclosed out of context.**

From 1988 to 1989, Teck Corporation and Consolidated Silver Standard Mines conducted airborne spectrometry in addition to ground magnetometry and VLF surveys south of Block "E".

In 1996, Ditem Explorations Inc. performed a remote sensing compilation of the Block "S" area.

In 2001, additional geological reconnaissance and mapping were conducted in the northern part of Block "E" by Champagne and Gaulin Claims. Also during 2001, Caron Claims carried out some till geochemistry in the northeastern part of Block "NW".

In 2003, Gauthier Claims conducted some mapping in the southwestern area of Block "E".

In 2006, Geotech Explorations Inc. mapped parts of the southwestern area of Block "E", and Globex Inc. performed airborne geophysical surveys (EM, magnetometry and spectrometry).

In 2007, Matamec Explorations Inc. conducted ground spectrometry as well as additional mapping of the southern area of Block "E".

Collars from historical drilling were observed in the northern part of Block "E" of the Kipawa property by Martin Demers of Aurizon (personal communication). However, no information about these holes could be found in historical reports and they are therefore not discussed in the present report.

Table 6.1 – List of work carried out on and around the Kipawa property

Company	Work	Location	References
MRN	Mapping	Eastern part of Block "NW"	RASM 1931-C1
Tache Lake Mines Ltd	Regional interpretation	Regional	GM 07595
Unknown	Mapping	Southwest of Block "E" and entire Block "S"	GM 16377
MRN	Mapping	Southwest of Block "E" and entire Block "S"	RP 391
MRN	Mapping	East part of Block "NW" and northwestern part of Block "E"	RP 423
MRN	Mapping	Western part of Block "NW"	RP 459
MRN	Mapping	Western extremity of Block "NW"	RP 485
MRN	Sediments Geochemistry	Blocks "NW" and "S" and western and southwestern part of Block "E"	DP 037
Metron Explorations Ltd Sturdy Mines Ltd	Airborne Spectrometry	Block "S" and southwestern extremity of Block "E"	GM 25493
Atlantic Richfield Canada Ltd	Airborne Spectrometry	Entire Block "S"	GM 25565
Laduboro Oil Ltd	Airborne Spectrometry Geochemistry Ground magnetometry Ground spectrometry Mapping	Southern extremity of Block "E"	GM 25882 GM 25883
Claims Newcombe Ryanor Mining Ltd	Geochemistry Ground spectrometry	Southwestern border of Block "E"	GM 25981
MRN	Sediments Geochemistry	Block "S", western part of Block "E" and eastern extremity of Block "NW"	DP 241
Imperial Oil Enterprises Ltd Sturdy Mines Ltd Talisman Mines Ltd	Drilling (*1) Mapping	Northern part of Block "S" and southwestern part of Block "E"	GM 25640
Imperial Oil Enterprises Ltd Sturdy Mines Ltd Talisman Mines Ltd	Geochemistry	Eastern part of Block "S"	GM 26681
Atlantic Richfield Canada Ltd	Airborne magnetometry	Entire Block "S"	GM 26789
Imperial Oil Enterprises Ltd Sturdy Mines Ltd	Geochemistry Ground spectrometry	Block "S" and southwestern part of Block "E"	GM 27552
MRN	Regional mapping	Eastern part of Block "E"	DP 062
MRN	Regional compilation	Regional	DP 106
MRN	Sediments Geochemistry	Southern part of Block "E"	DP 396
Imperial Oil Enterprises Ltd Sturdy Mines Ltd	Airborne spectrometry Ground spectrometry Sediment geochemistry	Northeastern part of Block "S"	GM 27592 GM 28920 GM 28921
Imperial Oil Enterprises Ltd Sturdy Mines Ltd	Airborne spectrometry Drilling (*1) Geochemistry	Northeastern part of Block "S"	GM 28581 GM 29557 GM 29558
MRN	Mapping Sediment geochemistry	Eastern part of Block "E"	RP 606
Kerr Addisson Mines Ltd	Ground spectrometry	Southern part of Block "S"	GM 32151
US-CA-MEX Explorations Ltd	Drilling (*1)	Northeastern part of Block "S"	GM 33107
MRN	Mapping	Block "S", most of Block "E" and southeastern part of Block "NW"	DPV 579
MRN	Mapping	Northern part of Block "NW"	DPV 708
MRN	Sediments Geochemistry	Most of the three blocks	DP-83-01
MRN	Compilation	Western part of Block "NW"	DV 87-22
Teck Corporation Consolidated Silver Standards Mines	Ground Magnetometry VLF Survey	Southeastern limits of Block "E"	GM 47895
Teck Corporation Consolidated Silver Standards Mines	Airborne spectrometry VLF Survey	Southeastern limits of Block "E"	GM 49403
Unocal Canada Ltd Molycorp Inc.	Compilation Resource Estimate (*2)	South of Block "E"	GM 50480
MRN	Airborne Magnetometry Sediments Geochemistry	Western part of Block "NW"	MB 94-63
MRN	Sediments Geochemistry	Blocks "NW" and "S" and western and southwestern part of Block "E"	PRO 95-04
Ditem Explorations Inc.	Teledetection	Entire Block "S"	GM 54271
MRN	Regional interpretation	Western part of Block "NW"	MB 93-49
MRN	Mapping	Northeastern part of Block "E"	RG 99-11
MRN	Mapping	Western part of Block "NW" and northeastern part of Block "E"	RG 99-12
Claims Champagne Claims Gaulin	Mapping	Northern part of Block "E"	GM 59333
Claims Caron	Till geochemistry	Northeastern part of Block "NW"	GM 60994
Claims Gauthier	Till geochemistry	Southwestern border of Block "E"	GM 61243
Geotech Explorations Inc.	Mapping	Northern part of Block "NW"	GM 62636
Globex Inc.	Airborne EM Survey Airborne magnetometry Airborne Spectrometry	Southwestern border of Block "E"	GM 62739
Matamec Explorations Inc.	Ground spectrometry Mapping	Southern limit of Block "E"	GM 63191

(*1) Drilling outside the current Kipawa property
(*2) Non-compliant with Regulation 43-101

7.0 GEOLOGICAL SETTING (Item 9)

Most of the following description of the regional geological setting was taken from Currie and Breemen (1996) and Lafond and Demers (2008).

7.1 Regional geological setting

The Kipawa property lies on the northern fringe of the Grenville Province of the Canadian Shield, in a region consisting of northwesterly transported allochthons derived from the Grenville Province and parautochthonous fault-slices derived from structurally underlying Archean rocks of the Superior Province (Easton 1992, Guo and Dickin 1994). Rock units are mostly dominated by orthogneiss and metasedimentary rocks showing evidence of high metamorphic grade.

The Kikwissi gneiss comprises distinctive grey, massive to weakly foliated, biotite-dominant granitoid gneiss characterized by poikilitic oval clots of biotite up to 5 cm across, riddled with tiny inclusions of plagioclase and epidote (Currie and Breemen, 1996). The rock exhibits minor migmatization, with feldspar-rich leucosomes 3-7 cm wide rimmed by a narrow, biotite-rich margin. At distances of more than 2 km from the Kipawa Syenite Complex, the gneiss is trondhjemitic, grey-green and almost massive. Closer to the syenite, the gneiss becomes strongly layered, with abundant K-feldspar, pink colouration, and occasional hornblende porphyroblasts. On its southwestern side, the gneiss is separated from the overlying metasedimentary rock sequence by a 10-m-wide zone of mylonite, but subconcordant dykes of Kikwissi gneiss cut the metasedimentary rocks north of Lac Sairs. Guo and Dickin (1994) reported a Sm-Nd model age of 2.70 to 2.77 Ga for the Kikwissi gneiss, and interpreted it to be derived from an Archean Superior Province protolith that was remobilized in late Proterozoic time. The metasedimentary sequence structurally overlying the gneiss comprises a heterogeneous assemblage dominated by biotite schist and gneiss. Several layers of coarse-grained marble, up to 5 m thick, contain large crystals of tremolite (up to 30 by 4 by 4 cm) lying in foliation planes and accompanied by granular pale green diopside and minor phlogopite. Feldspathic quartzite, commonly rich in muscovite, is abundant, but the bulk of the unit consists of heterogeneous biotite gneiss and muscovite-bearing migmatite. The biotite gneiss ranges from garnetiferous biotite amphibolite, possibly developed from mafic flows or intrusions, to rather leucocratic, compositionally layered quartz-feldspar-biotite gneiss. All varieties are cut by abundant pink, boudinaged dykes of granitic pegmatite. The migmatite is a relatively leucocratic rock that grades to muscovite quartzite, and consistently contains 30-50% of ptygmatically folded boudins of quartz and feldspar up to 100 by 20 cm. Both kyanite and sillimanite have been reported from this unit (Rive, 1973). The contact between this migmatitic material and the Red Pine Chute gneiss seems to be entirely gradational, but is very poorly exposed.

The Red Pine Chute gneiss forms a homogeneous mass of fine- to medium-grained (1-2 mm), granoblastic biotite-magnetite granite gneiss with a strike length of more than 30 km and a width across strike of up to 2 km (Currie and Breemen, 1996). The foliation is marked by thin discontinuous foliae of fine-grained, disseminated biotite, which become thicker and more continuous toward the base and top of the unit. A characteristic feature of the gneiss is the presence of a hematitic halo around the biotite, and less commonly around magnetite, which stain the surrounding quartz grains, producing a red-spotted surface. Magnetite tends to have a platy habit, and may have been produced by an earlier oxidation of biotite. The gneiss consistently contains a small amount of muscovite (<2%), and some specimens contain pinhead-sized grains of garnet. The Red Pine Chute gneiss locally contains 15-20% by volume of pink pegmatitic layers, 1 to 5 cm thick, bounded by a biotite-rich rim a few millimetres thick. Guo and Dickin (1994) reported a Pb-Pb emplacement age of 1247 ± 47 Ma for the Red Pine Chute gneiss (their Villedieu pluton), and a Sm-Nd model age of 2.5 Ga; they interpreted it to be Archean material remobilized at 1.25 Ga.

The Red Pine Chute gneiss contains within it the Kipawa Syenite Complex and a thin layer of altered mafic rocks. The Kipawa Syenite Complex forms a layer within the Red Pine Chute gneiss no more than 200 m thick; it can be traced almost continuously for more than 50 km along strike from Lac Sairs to Ile la Tortue (Currie and Breemen, 1996). The presence of a thin layer (5 to 20 m thick) of distinctive Red Pine Chute gneiss below the syenite can be observed along the west side of Lac Sheffield and at the REE mineral site, where its presence has been verified by drill holes (Allan 1992).

The margins of the syenite are marked by the appearance of large crystals, clots and spindles of amphibole (kataphorite), the disappearance of quartz, and the coarsening of grain size (Currie and Breemen, 1996). The contact approximately coincides with the appearance of amphibole clots in the rock, but single crystals or polycrystalline spindles of kataphorite occur in the Red Pine Chute gneiss up to 100 m above the syenite, although most are within 10 m. Red amphibole-aegirine quartz syenite forms a narrow (<2 m thick) fringe around the quartz-free rocks, but locally, quartz syenite and peralkaline granite may be up to 20 m thick. The syenite forms a coarse-grained xenomorphic, granular rock, commonly red to orange in color, with a variably developed LS fabric. The major minerals are twinned albite, fine string microcline perthite, riebeckite, aegirine and minor biotite. Fluorite and titanite are common accessories. Although the feldspar fabric is coarse, xenomorphic and granoblastic, the compositions of the coexisting feldspars suggest that this rock has re-equilibrated down to relatively low temperatures.

The syenite complex contains within it boudin-like masses of biotite-aegirine syenite up to 200 m long that contain nepheline or products of its alteration in amounts ranging from traces to more than 25% (Currie and Breemen, 1996). Molybdenite and pyrite occur ubiquitously in trace amounts. The combination of coarse granoblastic texture and disintegration around sulphides creates exposures that are essentially grus.

Rare lenses of biotite syenite gneiss up to 3 m thick occur in the Red Pine Chute gneiss above the Kipawa Syenite Complex (Currie and Breemen, 1996). These layers exhibit sharp but conformable boundaries, and resemble the surrounding gneiss, except for low quartz content, rare small crystals of amphibole and, in some cases, a distinctive orange color. Since they closely resemble their host, some layers may have been overlooked during mapping. About 25 to 30 m above the Kipawa Syenite Complex, a persistent layer of scapolitized biotite amphibolite extends for more than 20 km, although it is never more than 20 m thick. Like the Kipawa Syenite Complex, its boundaries are sharp, but completely conformable with the surrounding granitoid gneiss. The rock consists of strongly aligned amphibole (pargasite) and scapolite crystals up to a centimetre long with varying amounts of interstitial, partially scapolitized plagioclase, biotite and titanite. There is a moderate foliation, but the rock exhibits a strong LS fabric.

The upper quartzite unit is not exposed in the immediate vicinity of the Kipawa Syenite Complex, but southwest of Lac Sheffield, it rests on the Red Pine Chute gneiss with a sharp, structurally conformable contact (Currie and Breemen, 1996). The quartzite contains a variable but low tenor of microcline and muscovite (<5%), and commonly exhibits relics of cross-bedding defined by thin lenses of opaque minerals.

Coarse, almost massive, hornblende granite cuts both the Red Pine Chute gneiss and the metasedimentary sequence in and east of Lac Sairs (Currie and Breemen, 1996). The contact is largely under water, but dykes of hornblende granite up to 5 m wide cut both older units on the west shore of the lake.

Boudins of gabbro and ultramafic rocks occur within the Red Pine Chute gneiss and the hornblende granite. The boudins range from 10 to 200 m in length and 5 to 50 m in width, with the enclosing gneiss wrapping around them (Currie and Breemen, 1996). The rock type in the boudins varies from massive leuco-gabbro through ophitic-textured gabbro to coronitic melano-gabbro. These are the only rocks in the Kipawa region known to preserve relics of a primary igneous texture. Their form, petrography and chemistry strongly suggest derivation from dykes of the Sudbury swarm, emplaced about 1235 Ma (Dudas et al. 1994, Curie and Breemen, 1996).

Boundaries between allochthons and parautochthonous rocks are not known in detail (Kellett et al. 1994), but extrapolation from the compilation of Easton (1992), as well as from Currie and Breemen (1996), suggest that the Kipawa Syenite Complex lies in the structurally lowest part of the Tomiko Terrane of Easton (1992), which is characterized by middle Proterozoic (~1600-1700 Ma) metasedimentary rocks and plutonism at about 1250 Ma.

Most rocks in the vicinity of the Kipawa Syenite Complex exhibit evidence of high strain followed by prolonged annealing at high temperature, to produce a coarse granoblastic fabric (Currie and Breemen, 1996). Dips of gneissosity and foliation are commonly gentle, and kilometre-scale open folds of the gneissosity can be readily mapped. However, small-scale observations in areas of good outcrop demonstrate at least three stages of isoclinal folding and ductile faulting formed during low-angle, northwest-directed tectonic transport (Currie and Gittins, 1993).

7.2   Kipawa property geology

The geological framework of the Kipawa property is illustrated on Figure 7.1. More detailed geology for the different portions of the property (Blocks "NW", "E" and "S") is available on map in Appendix II.

The southeastern part of Block "NW" is underlain by orthogneiss crosscut by felsic intrusions and rare occurrences of paragneiss. Paragneiss is dominant in the northwestern part, although orthogneiss is still present in minor amounts. Migmatite is observed within the paragneiss, and alkaline intrusions crosscut the paragneiss in the very northwestern part of the block. A thrust fault with a northeasterly trend appears to mark the contact between the two distinct areas in Block "NW". Some rare gabbro dykes are also observed and display the same trend as the thrust fault. (Lafond and Demers, 2008)

Block "E" is mostly underlain by orthogneiss with some lenses of biotite-rich gneiss in the northern part of the block. Some lenses of quartzo-feldspathic gneiss occur in the southern part of the block. Quartzite and portions of the Kipawa Syenite Complex appear along the southwestern, southern and southeastern fringes of Block "E". Block "E" hosts the Snake North, Snake Center, Snake South and Eagle mineral occurrences. These occurrences are described in the Mineralization section (item 11). Numerous faults crosscut the block in its northeast area, most of them oriented NW-SE. Some rare NE-SW faults also occur in the area. The southwestern portion of the block shows a series of folds (antiforms and synforms) mostly oriented N-S. Two regional shear zones crosscut Block "E" and a NW-SE deformation corridor crosscuts the block through its central portion. (Lafond and Demers, 2008)

Block "S" is mostly underlain by paragneiss, some of which displays hornblende-rich units and quartzite. Some lenses of quartzo-feldspathic gneiss were also observed. Located on the fringe of a regional shear zone, this area displays some ENE-WSW-oriented folds (antiforms and synforms) subparallel to the shearing. (Lafond and Demers, 2008)


Fabre Rang V(nord),lot 3
Terrain Kosa
Fabre Rang V(nord), lot 5
Fabre-III-32
Chemin de Fer
Zone N
Zone E
Fabre Rang V(sud), lot 3
Fabre Rang V(sud), lot 4-5
Patrie
FABRE
LAPERRIERE
GUAY
LA HOUE
BELLEFEUILLE
DARVEAU
LE BORGNE
31M01
31M02
31M03
Saseginaga Lake
Saseginaga-South Lake
Baie des Plongeurs
MAZENOD
BRUCHESI
SHEHYN
POMMEROY
COUTURIER
GAULIN
Lac aux foins
Lac des Loups
Hunters Point North
Hunters Point Main
Hunters Point South
Coconut Club
Snake Nord
Pants Lake
Snake Centre
Snake Sud
SENEZERGUES
TABARET
ATWATER
LA CHAPELLE
31L14
31L15
31L16
Eagle
Ile a la Tortue
Turner Falls
Sairs Lake
Chutes Enragees
Sheffield-2 Lake
Grindstone East
Grindstone West
Renzy Lake
RECLUS
MERCIER
PB & PS Zones
Kipawa River
CALCAR
BOOTH
VILLEDIEU
Mineralized occurrences
UTh Amazonite
Au-Ag-Cu; Au-Cu
Fluorite
Nepheline
Fe
Ag-Co-Bi-(Zn)-(Pb)-(Au)
Asbestos
Ni-Cu; Ni-Cu-Ag-Pt
REE-Th-Y (U-Au); REE-Y-U-Th
Th; U-Th
U-Au-Ag
Y-Zr; Y-Zr-U-Th
Regional fold
Upright antiform
Upright synform
Fault
Unknown
Shear
Thrust
Shear zone
Deformation corridor
Aurizon properties
Township
NTS Sheets
Metamorphic rocks
Intrusive rocks
Volcanic rocks
Sedimentary rocks
AURIZON
Aurizon Mines Ltd
Kipawa Project
Geological map
Compilation/dessin/drawing : M. Naud, Tech. geo., gis
Supervise/Supervised : A. Carrier, P.geo., M.Sc. (OGQ 281)
Approuvé/Approved : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: December 2008
Date: December 2008
Date: December 2008
InnovExplo
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com
Plan no :

Figure 7.1 – Geology map of the Kipawa property and surrounding area showing the locations of mineralized occurrences

8.0 DEPOSIT TYPES   *(Item 10)*

The Kipawa property is currently being explored by Aurizon for gold deposits. The property hosts significant gold anomalies in till and sediment samples that still remain unexplained. Evidently, a genetic model and plausible deposit type to explain these anomalous gold values are still lacking. Aurizon's current approach to high-grade metamorphic terrains of the Kipawa property is highly conceptual and may generate a variation of an existing deposit model.

In the Kipawa area, gold has been documented on adjacent properties within two totally different geological settings: a quartzite setting at the Hunters Point U-Au mineralized occurrence, and a pegmatite host at the Coconut Club REE-U-Th-Au occurrence. The Kipawa area is well known for its U-Th-REE-Zr-Y mineralization, but it may be necessary to invoke modifications of existing deposit models to explain the presence of gold with these metals. Figure 8.1 presents the various styles of mineralization identified thus far in the Kipawa area.

Known potential deposit models include:
- Conglomerate-type or sandstone-type uranium deposits (e.g. Elliot Lake Basin-type) in parts of the Grenville Province that have only experienced lower greenschist facies metamorphism (e.g. the Wakeham Group). Uranium and gold-bearing quartzite at Hunters Point, as well as local concentrations of uranium and thorium oxides in confined layers of quartzo-feldspathic gneiss and quartzite (Baldwin, 1970; Hebert, 1995), may correspond to a metamorphosed equivalent of this geological setting.
- Intrusion-related uranium mineralization, such as oxides and REE-bearing minerals in carbonatite and alkaline complexes (Hebert, 1995). Rössing-type uranium mineralization associated with felsic intrusives in supracrustal terrains has been recognized in the Grenville Province. Uranium, thorium and rare earth elements associated with pegmatites (Baldwin, 1970) may be related to this deposit type.
- Uranium-bearing IOCG (iron oxide copper-gold) (Corriveau and Perreault, 2007) and iron oxide Cu-REE-U mineralization such as the Kwyjibo deposit (Clark, 2003; Gauthier et al., 2004).
- Late secondary remobilization along fractures.



Figure 8.1 – Examples of different style of mineralization known in the Kipawa area.
A) Hunters Point U-Au: massive quartzite interbedded with muscovite schist. B) Hunters Point U-Au: muscovite schist. C) Hunters Point U-Au: high counts obtained in the quartzite. D) Coconut Club REE-U-Th-Au: pegmatite dyke containing pitchblende. E) Coconut Club REE-U-Th-Au: high counts obtained in the pitchblende. F) Grindstone U-Au: rusty shear zone near the contact with syenite and red paragneiss G) Grindstone U-Au: quartzite band (at the base) in contact with red and radiometric paragneiss (at the top). H) Lake Sheffield Y-Zr-U-Th: syenite with eudyalite (pink) and mosandrite (brown).

8.1   Quartzite-related mineralization

Metamorphosed sedimentary-hosted occurrences (syngenetic) have not been recognized on the Kipawa property, but several occurrences that are possible candidates for this type of metamorphosed deposit type (e.g., paleoplacers) were reported in the near vicinity. These comprise the Hunters Point and Grindstone Lake East occurrences. The Hunters Point U-Au occurrence contains high-grade uranium and gold values associated with quartzite bodies. At the Grindstone Lake East showing, historical drilling revealed 0.10% U_3O_8 and 0.53 oz/ton Ag over 5.5 m in a quartzite.

The following discussion about paleoplacer and modified placer models was taken or modified from Roscoe and Minter (1993) unless otherwise indicated.

Pyritic paleoplacers, containing pyrite rather than magnetite or hematite as their most abundant heavy mineral, are not uncommon in strata known to be older than 2.4 Ga but have not been found in younger rocks (Roscoe and Minter, 1993). Ferric oxide-rich paleoplacers, on the other hand, are common in sorted clastic sedimentary rocks known to be younger than 2.4 Ga but have not been found in older rocks. Sediment-hosted (syngenetic) U-Au deposits are known worldwide and the Witwatersrand Au-U deposits associated with Precambrian paleoplacers (Robb and Meyer, 1995) are by far the most well known and best studied. A well-known Canadian example would be Elliot Lake in Ontario.

Witwatersrand and Elliot Lake ores were concentrated in quartz-pebble gravels in proximity to fluvial environments along the margins of ensialic depositories (Fig. 8.2). Witwatersrand placers form bases of transgressive or regressive units atop angular unconformities and also occur as caps of units that underlie disconformities. Elliot Lake pyritic paleoplacers are younger than Witwatersrand ores (about 2.45 Ga compared with 2.95-2.71 Ga), are generally thicker, more uraniferous and much less auriferous, and are associated with feldspathic quartzite rather than quartz arenite. Elliot Lake paleoplacers occur mainly as basal beds in conglomeratic fans up to 100 m thick that developed at points where stream gradients decreased abruptly. Hydraulic sorting of heavy minerals of different densities and sizes is apparent in both regions.

Implicitly, the pyritic paleoplacer (or modified placer) model requires sources for pyrite, uraninite and Witwatersrand gold that are difficult to envisage. The model also requires a pre-2.4 Ga atmosphere that contained very little, if any, free oxygen.

Stratiform, pyritiferous, gold-uranium ores of the Witwatersrand Supergroup in South Africa have been paramount sources of the world's gold and, along with similar uranium ores in the Huronian Supergroup in Canada, major sources of uranium. Pyritic beds containing geochemically significant concentrations of uranium and gold have been found in quartz-rich arenite formations in most Precambrian shield areas of the world. These deposits, and subeconomic gold and uranium concentrations with similar characteristics, occur in beds of pyritic quartz-pebble conglomerate and associated quartz-rich arenite that are enriched in detrital heavy minerals, including pyrite, zircon, rutile, chromite, monazite, uraninite and gold. The favourable host formations are restricted to successions older than about 2.4 Ga. The host strata are clearly paleoplacers, but they exhibit peculiarities not found in younger paleoplacers: abundant pyrite is present in lieu of detrital magnetite and authigenic hematite; gold and uraninite are extraordinarily abundant; kerogen (hydrocarbon) seams and granules are very common in Witwatersrand ores; the deposits are huge; and gold is only rarely found as incontrovertible detrital particles. Many studies have focussed on these and other "anomalous" features that distinguish the gold- and uranium-bearing pyritic quartz-pebble conglomerates from younger hematitic paleoplacers and unconsolidated placers. Unconsolidated placers of the latter type have been important sources of gold and other ore minerals, but their consolidated counterparts are rarely economic. Hematitic paleoplacers have not been found in rocks older than about 2.2 Ga. The most extensive deposits of this type that have been mined are in Ghana (Vogel, 1987), but they are small and low-grade compared with the giant pyritic gold deposits of the Witwatersrand Supergroup in South Africa.

It is doubtful if any genetic model for any type of ore deposit has been more usefully applied to exploration and mine development than the placer model, which is almost universally accepted by people involved in finding and developing pyritic quartz-pebble conglomerate deposits. This does not mean that the placer model is correct in all respects as it is applied, only that no other model has been devised that has comparable predictive value. Many features consistent with the placer model include detrital shapes and modes of occurrence of uraninite and evidence of hydraulic sorting.

The term "modified placer model" has been widely used in lieu of "placer model", presumably to acknowledge that the placers show evidence of post-depositional modifications, notably *in situ* deposition or redistribution of some of the pyrite, gold, uranium and other constituents. It has not been demonstrated, however, that the modifications (excepting, perhaps, in some local situations) are other than those that could be expected to occur during diagenesis, burial and metamorphism of the sedimentary rocks.

The application of the placer model to exploration and mine development involves interpretations of depositional regimes and paleocurrent flow directions based on observations of outcrops, drill core, mine openings and analyses of strata containing characteristic suites of heavy minerals. Commonly, the challenge is to discern the direction that would lead to exploration of target strata containing optimum-size pebbles and more abundant heavy minerals, including gold and uranium minerals, deposited in relatively proximal to mid-fan depositional environments.

It has been suggested that peculiarities of the pyritic conglomeratic ores, in relation to hematitic paleoplacers and unconsolidated placers, are the result of an early atmosphere devoid, or nearly devoid, of free oxygen. A time-dependent change in geological processes is certainly involved, and it is most unlikely that this could have been a change in epigenetic processes. No variation of the placer model, however, provides unequivocal explanations for all features of pyritic conglomeratic ores, nor does any other model. It is particularly difficult to conceive of an adequate source for the immense amount of gold in Witwatersrand strata. Necessary widespread sources for detrital uraninite and a source for sulphur in ubiquitous, authigenic and allogenic pyrite are also problematic. The identification of such sources, however, should not be regarded as a prerequisite for accepting evidence that the deposits were formed as placers.

Figure 8.2 displays the depositional model for gold and uranium in a placer deposit, although the authors of the present report acknowledge the difficulty in applying this genetic model to the high-grade metamorphic terranes of the Grenville Province due to the elevated degree of deformation.



Figure 8.2 – Delta model for deposition of some Witwatersrand paleoplacers (Source: Roscoe and Minter, 1993).

8.2 Intrusion-related mineralization

8.2.1 Alkaline intrusion-related mineralization

Commodities associated with alkaline intrusions include several rare elements. Zirconium (Zr), niobium (Nb), beryllium (Be), uranium (U), thorium (Th), tantalum (Ta), yttrium (Y), gallium (Ga) and rare earth elements (REE) can be found in economic amounts in this type of deposit. In most cases, more than one of these commodities is found in a single deposit.

Mineralization associated with these deposits can be divided into two distinct processes: magmatism and metasomatism (Richardson and Birkett, 1996). In most cases, both processes are present, with metasomatism processes overprinting an original magmatic process without any discernable discontinuity (Richardson and Birkett, 1996). Thor Lake deposit in the Northwest Territories of Northern Canada, like the Kipawa syenite occurrences found on the Kipawa property, presents evidence for both these mineralization processes (Richardson and Birkett, 1996). Large deposits are known in Greenland (Ilimaussaq, Kvanefjeld and Motzfeldt), Russia (Khibiny and Lovozero complexes), and Australia (Brockman). The sizes of known deposits vary greatly from less than a million tons to several hundred million. Niobium, Ta, Be, Y and REE usually occur in amounts less than 1% and Zr between 1% and 5%. In most of the deposits, Nb and Ta are found within columbite-tantalite and pyrochlore minerals. At the Lovozero complex, Nb and REE are found in loparite. Zirconium is usually found in eudialyte, which may contain REEs as well. A large list of rare element minerals can also occur in alkaline-hosted deposits.

These types of deposits are the result of magmatic differentiation in intrusive complexes. Fractional crystallization concentrates rare elements in the magma. In some deposits, such as Thor Lake (Figs. 8.3 and 8.4), mineralization forms during the circulation of post-magmatic fluids rich in F and CO_2 (Richardson and Birkett, 1996).

The distribution of alteration zones and textural zones associated with these deposits are relatively identical. A medium- to coarse-grained microcline-rich zone at depth gives way to a fine-grained albite-rich intermediate zone, which is then overlain by greisening pegmatites. Albitization may replace the greisening in hyper-alkaline systems (Richardson and Birkett, 1996). Economic mineralization at the Thor Lake deposit is hosted in albite-rich zones (Trueman et al, 1988).

Such deposits have several characteristics in common (Richardson and Birkett, 1996):

1. High concentrations of NB, Zr, Y, REE, U and Th, as well as volatiles such as F and CO_2.

2. REE are usually presents as oxides or silicates (Nb, Ti, Zr, Al, Be, Na), and in phosphates and calcium fluorocarbonates like bastnaesite or synchisite (Moller, 1989). Niobium is more likely to be found in pyrochlore than columbite-tantalite.

3. Associated intrusive, subvolcanic and volcanic rocks are of hyper-alkaline composition (Na_2O + K_2O/Al_2O_3 > 1), and either saturated or not with respect to silica.

4. The distinction between a magmatic and metasomatic origin is easy where hydrothermal alteration is intense, but becomes arbitrary in most cases where the mineralization system has progressed from magmatic to hydrothermal conditions without any transition.


High Be grade
Quartz-bastnaesite-REE zone
A
B
High Y-Th grade
High Be grade
Be-Y
0
m
75

Figure 8.3 – North-south section through mineralization in the northern T Zone at the Thor Lake deposit (Modified from Trueman et al, 1988; and Richardson and Birkett, 1996).



Figure 8.4 – West-east section through mineralization in the northern T Zone at the Thor Lake deposit (Modified from Trueman et al, 1988; and Richardson and Birkett, 1996).

8.2.2 Pegmatite-related mineralization

Pegmatite related occurrences are represented (not exclusively) by the Turner Falls, Lac des Loups, Pants Lake and Coconut Club occurrences in the vicinity of the Kipawa property.

Uranium-bearing pegmatites in the area may suit a Rössing-type deposit model (Figure 8.5). The following description of the Rössing deposit model has been adapted from Basson and Greenway (2004), Berning et al. (1976), Nex et al. (2002) and from Rio Tinto's Rössing mine web site.

The Rössing Mine area in Namibia is one of the largest open pit uranium mines in the world. The mine is the fifth largest producer of uranium and accounts for 7.7% of total world production. The Rössing orebody contains uranium mineralization within crustally-derived post-collisional sheeted leucogranite dykes emplaced under upper amphibolite facies metamorphism. The textures of the dykes vary from fine grained to pegmatitic, although the latter is most common. The field habit of the alaskite ranges from narrow concordant (most common) or discordant dikes (relative to main foliation, axial planes of folds) to large irregular bodies that are transgressive to the foliation or banding in the country rock. These are deformed, metamorphosed and migmatized sedimentary successions and minor metavolcanic units. Contact or reaction metamorphism is seen between dykes and host rocks.

The bulk of the economic mineralization in the Rössing uranium deposit is contained in alaskite dykes that are preferentially emplaced into a pyroxene-garnet gneiss/amphibolite unit (Khan Formation) comprising the northern ore zone, and into amphibole-biotite schist (Khan Formation), lower marble and lower cordierite-biotite gneiss units (Rössing

Formation) that comprise the central ore zone located on the northern limb of the mine synclinorium.

The alaskite, although chemically uniform, is widely spread beyond the limits of the mine pit but is not uniformly uraniferous.

Exploration guidelines for Rössing-type mineralization include:

- Radiometric surveys: both ground and airborne surveys. Attention must be made when radiation is detected in areas covered by peat and organic-rich soils. Uranium is commonly trapped in organic matter and may lead to the investigation of "false" uranium anomalies over uranium-poor rock; the reverse may also be true in cases where the overburden is thick.

- Geological surveys: focus on upper amphibolite to granulite metamorphic facies affecting paragneiss-dominated successions, especially those that have undergone a high degree of partial fusion (migmatization) near evolved (K- and Na-rich) intrusions. Attention must be made when dealing with metamorphosed terrigenous products in graphitic-biotitic-pyritic schist which can be possible sources of uranium prior to migmatization.

- Soil and rock sampling: conjunction and correlation of associated metals (e.g., Mo, Li, Th, REE, Be, etc.) with uranium in pegmatite/S-type granitoids.


1500 FT
1000 FT.
500 FT.
X - CUT
ZERO REFERENCE LINE
PRELIMINARY PIT OUTLINE
LEGEND
SCREE AND ALLUVIUM
URANIFEROUS PEGMATITIC GRANITE
UPPER MARBLE
CONGLOMERATE
SCHIST
GNEISS
LOWER CORDIERITE - BIOTITE GNEISS
LOWER MARBLE
BIOTITE AMPHIBOLE SCHIST
UPPER PYROXENE - HORNBLENDE GNEISS
PYROXENE - GARNET
LOWER PYROXENE - HORNBLENDE GNEISS
ROSSING FORMATION
KHAN FORMATION
0
500
FEET

Figure 8.5 –Schematic cross-section of the Rössing uranium deposit (Source: Berning et al., 1976)

8.3   Iron oxide Cu-REE-U mineralization

Iron oxide copper-gold (IOCG) deposits encompass a wide spectrum of sulphide-deficient low-Ti magnetite and/or hematite orebodies of hydrothermal origin where breccias, veins, disseminations, and massive lenses with polymetallic enrichments (Cu, Au, Ag, U, REE, Bi, Co, Nb, P) are genetically associated with A- to I-type magmatism, alkaline-carbonatite stocks, and crustal-scale fault zones and splays (Corriveau, 2007).

The deposits are characterized by more than 20% iron oxides. Their lithological hosts and ages are non-diagnostic whereas their alteration zones are distinctive, with sodic-calcic or potassic regional alteration superimposed by focused potassic and iron oxide alteration (Corriveau, 2007). The deposits occur at shallow- to mid-crustal levels in anorogenic to orogenic, extensional to compressional continental settings such as intracratonic and intra-arc rifts, continental magmatic arcs and back-arc basins, and collisional orogens. Currently, known IOCG deposit districts occur in Precambrian shields worldwide, as well as in circum-Pacific regions (e.g. Porter, 2000; Gandhi, 2004; Williams et al., 2005).

Because of the diversity of IOCG deposits, there is debate about whether they form a single deposit type or whether they are iron oxide-rich variants of other deposit types. According to Corriveau (2007), opinions diverge about what constitutes the IOCG deposit type due to several reasons including:

1. the brief time span since the recognition of this deposit type;

2. the extreme diversity of iron oxide Cu-Au, U, Ag, REE, Bi, Co deposits, hence their many potential subtypes;

3. the uncertainties surrounding their genesis.

The giant Olympic Dam Cu-U-Au deposit in Australia was discovered in 1975, Sue-Dianne in the 1970s, Starra in 1980, La Candelaria in 1987, Osborne in 1988, Ernest Henry in 1991, NICO in 1995, Alemao in 1996, and Prominent Hill in 2001. These early discoveries served to define this group of deposits as the IOCG deposit type in the 1990s (Hitzman et al., 1992). Considering the current state of knowledge, the classification systems are necessarily descriptive and oversimplified (Corriveau, 2007). The classification elaborated by Gandhi (2004) for the World Minerals Geoscience Database Project is used herein. It comprises six subtypes named after world-class deposits or the mineral districts whose characteristics best exemplify the spectrum currently observed (Fig. 8.6). Four of them are spatially, and arguably genetically, related to calc-alkaline magmatism, and the other two are related to alkaline-carbonatite magmatism.

Only the Olympic Dam subtype will be discussed here given that it is the most suitable subtype for the Kipawa property area.

The Olympic Dam subtype consists of breccia-hosted deposits where polymetallic ore is spatially and temporally associated with iron oxide alteration and as such shares similarities with the Olympic Dam Cu-Au-U-Ag-REE deposit at the eastern margin of the Gavvler Craton of South Australia (Roberts and Hudson, 1983; Reeve et al., 1990; Oreskes and Einaudi, 1992; Hitzman, 2000; Skirrow et al., 2002). Such deposits have a strong spatial association with regional-scale granitic suites but are rarely hosted within them, Olympic Dam being a notable exception.


Source
Proximal
Distal
Calc-alkaline magma
Iron Skarn-type
Massive magnetite-garnet-pyroxene
Stratabound lensoid & irregular bodies at intrusive contact
Monometallic Fe and related FeOx-Cu-Au deposits
Alteration: Sodic
Magnitogorsk deposit, Russia
Kiruna-type
Massive magnetite-apatite-actinolite
Tabular, pipe-like & irregular bodies, dykes & veins
Monometallic Fe & related Cu-FeOx porphyry deposits
Alteration: Sodic
Kiirunavaara deposit, Sweden
Olympic Dam-type
Breccia (one or more stages), magnetite-hematite matrix
Pipe-like & irregular bodies, vent or fault controlled
Polymetallic: Fe, Cu, Au, Ag, REE
Alteration: Potassic
Olympic Dam deposit, Australia
Cloncurry-type
Hydrothermal veins & disseminations in older 'ironstones' or FeOx mineralization
Stratabound, breccia or fault controlled
Polymetallic: Cu, Au, Ag, Bi, Co, W
Alteration: Potassic
Osborne & Starra deposits, Australia
Source
Proximal
Distal
Alkaline-carbonatite magma
Phalaborwa-type
Within or marginal to intrusion
Veins, layers, disseminations and aggregates; late intrusive phase
Low Ti magnetite, apatite, olivine, phlogopite, carbonate, fluorite, Cu sulphides, pyrite, PGE, Au, Ag, uranothorianite, baddeleyite
Zoning in ore; Na & K alteration
Phalaborwa deposit, South Africa
Bayan Obo-type
Hosted by country rock
Veins, layers, disseminations and aggregates, stratabound lenses
Magnetite (replacive and/or pre-existing), hematite, bastnaesite, phlogopite, Fe-Ti-Cr-Nb oxides, fluorite, monazite, carbonate
Zoning in ore; Na & K alteration
Bayan Obo deposit, China

Figure 8.6 – Classification of magmatic-hydrothermal iron oxide deposits and related Cu-Au deposits (Source: Corriveau, 2007 after Gandhi, 2004)

Among the giant IOCG deposits, most belong to this subtype. The Olympic Dam deposit is hosted in a 7 by 5 km, funnel-shaped, breccia complex with a core of barren hematite-quartz breccia that includes volcanoclastic and sedimentary clasts, peripheral mineralized hematite-granite breccias, and a halo of weakly altered and brecciated granite (Olympic Dam Breccia Complex; Reeve et al., 1990). The complex was formed close to the paleosurface through progressive, polyphase hydrothermal, phreatomagmatic and tectonic brecciation and alteration of the Roxby Downs granite of the Hiltaba intrusive suite slightly after emplacement of the granite itself (Reeve et al., 1990; Cross et al., 1993; Haynes et al., 1995; Johnson and Cross, 1995; Reynolds, 2000). The breccias are not of sedimentary origin as initially interpreted from limited drilling information (Roberts and Hudson, 1983). Alteration is dominated by hematite, sericite, chlorite, carbonate ± Fe-Cu sulphides (pyrite, chalcopyrite, bornite, chalcocite) ± uraninite, pitchblende and REE minerals, and is locally superimposed on a magnetite-siderite assemblage (Haynes et al., 1995; Reynolds, 2000).

The felsic to mafic Hiltaba intrusive suite and comagmatic Gawler Range volcanics represent a very fertile ca. 1.59 Ga volcano-plutonic setting (Wyborn, 2002). The magnetite to

hematite-stable Roxby Downs type (granite to syenite, monzonite, quartz monzodiorite and leucotonalite) is the most oxidized and fractionated variety, has common coarse-grained, porphyritic and megacrystic facies, is comagmatic with the Lower Gawler Range Volcanics, and is associated with the Cu-Au mineralization of the Olympic Cu-Au province (Corriveau, 2007).

Recent seismic transects across the eastern Gawler Craton highlight the fact that the Olympic Dam deposit occurs within a Palaeoproterozoic orogenic belt along the margin of an Archean core. According to Lyons et al. (2004), it is located directly above:

1. the intersection of a crustal-scale ramp with the Moho;

2. a striking and seismically anomalous non-reflective lower crustal layer that extends to the Moho, forming a major window in an otherwise reflective Moho;

3. a highly reflective horizontal sill-like body in the mid-crust.

These results demonstrate that Olympic Dam was not formed in an anorogenic environment. However, the paleotectonic setting of the eastern Gawler Craton during formation of the deposit continues to be debated (Corriveau, 2007). One interpretation is that it was an intracontinental back-arc (Ferris et al., 2002). Like many other IOCG deposits and prospects, Olympic Dam is a blind deposit discovered under 300 to 400 m of Neoproterozoic and Cambrian sedimentary rocks by drilling of coincident positive magnetic and gravity anomalies during grass-roots exploration (Roberts and Hudson, 1983). Some 75 deposits and prospects are now entered under this subtype in the World Minerals Geoscience Database Project (Gandhi, 2004).

On a district scale, IOCG deposits are known to occur in the vicinity of alkaline and calc-alkaline porphyry Cu-Mo or Cu-Au deposits, Cu-Ag manto deposits, volcanic-hosted uranium ore bodies, hematite-rich massive ironstones, sediment-hosted Au-PGE, polymetallic Ag-Pb-Zn±Au veins, lode Au and SEDEX deposits (Corriveau, 2007; Pollard, 2000; Ferris and Schwarz, 2003; Sillitoe, 2003; British Columbia Geological Survey, 2005). In contrast, they are rarely found in the same setting as a volcanic-hosted massive sulphide deposit. Near-surface supergene U, Cu and/or Au blankets or veins occur locally (Carajas district; Tazava and de Oliveira, 2000).

IOCG deposits can have enormous geological resources with significant reserves of base, precious and strategic metals, as well as nuclear energy. They are major sources of Cu, Au, U, REE, F and vermiculite; significant sources of Ag, Nb, P, Bi and Co; and sources of various by-products including PGE, Ni, Se, Te and Zr. They also contain a number of associated elements, notably As, B, Ba, Cl, Co, Mo, Mn, W, (Pb, Zn). Resources of IOCG deposits for individual commodities can be as high as some of the best volcanogenic massive sulphide (VMS) and porphyry Cu deposits (Corriveau, 2007). Although gold grades are low in most of the large tonnage IOCG deposits, total Au resources may be very large (Corriveau, 2007).

Ore mineralogy varies considerably among deposits and from one IOCG deposit subtype to another (Corriveau, 2007). The principal minerals are bornite, chalcopyrite and chalcocite. Subordinate minerals include Ag-, Cu-, Ni-, Co-, U-arsenides, autunite, bastnaesite, bismuthinite, brannerite, britholite, carrolite, cobaltite, coffinite, covellite, digenite, electrum, florencite, loellingite, malachite, molybdenite, pitchblende, sulphosalts, uraninite, xenotime, native bismuth, copper, silver and gold, Ag-, Bi-, Co-telluride and vermiculite (Ray and Lefebure, 2000). Gangue mineralogy consists principally of hematite, magnetite, pyrite, pyrrhotite, albite, K-feldspar, sericite, carbonate, chlorite, quartz, amphibole, pyroxene (aegerine-augite), biotite, apatite (F- or REE-rich) and vonsenite with accessory allanite, barite, epidote, fayalite, fluorite, ilvaite, garnet (andradite, Fe-rich garnet), monazite, perovskitc, phlogopite, rutile, scapolite, titanite and tourmaline (Corriveau, 2007). The amphibole includes Fe-, Cl-, Na-, or Al-rich hornblende (edenite), actinolite, grunerite, hastingsite and tschermakitic or alkali amphibole. Carbonates include calcite, ankerite, siderite and dolomite. Late-stage veins contain fluorite, barite, siderite, hematite and sulphides.

The Kwyjibo deposit in the Grenville Province in Quebec has been recently identified as an IOCG deposit. At Kwyjibo, the highest concentrations of REE, Y, U and Th are in the Josette and Fluorine zones where the main REE-bearing minerals are allanite and apatite (Gauthier et al, 2004). Other REE- and Y-bearing minerals are andradite, bastnaesite, britholite, kainosite, monazite, perovskite, pyrochlore, thorite, uraninite and xenotime (Gauthier et al, 2004). Figure 8.7 shows different examples of mineralization from the Kwyjibo deposit.

Four stages of mineralization are recognized (Gauthier et al, 2004):

1. the early granophile stage, in which magnetite, chalcopyrite, molybdenite and fluorite generally occur as fine disseminations in the granitoids;

2. the magnetite stage, in which most of the magnetite veins, stockwork, semi-massive and massive bodies formed and partially replaced the host rock;

3. the main Cu-REE-U-Au-Mo-F stage, in which base metal sulfides, fluorite, REE minerals and associated hydrothermal alteration minerals infiltrated, crosscut and partially replaced the magnetite-rich host rocks;

4. the specular hematite stage, during which hematite formed and partially replaced magnetite, and the hydrothermal fluids continued to alter the host rocks and produce very minor vein-related mineralization.

A wide spectrum of titanium minerals has been found on the Kwyjibo property (Gauthier et al, 2004). They include ilmenite, titanite, rutile, anatase, perovskite and brookite. U/Pb ages have been obtained for titanite from the Josette zone, and for titanite, perovskite and allanite from the granite dike of the Grabuge zone (Gauthier et al, 2004). Analyses of the titanites from the Josette sample proved to be poor in uranium and rich in common lead. The age of these has been estimated at 972 ± 5 Ma. The analyzed titanites are intimately associated with the fluorite-allanite-chalcopyrite-pyrite mineralization that infiltrates the Josette massive magnetite breccia. Therefore, this age is considered to correspond to the main Cu-REE-U-Au-Mo-F stage of the paragenetic succession. Resetting of an older age is considered unlikely because titanite has a closure temperature that lies at the upper limit of the amphibolite facies and could not be reset by simple diffusion (Frost et al., 2000). This is confirmed by other Grenville titanites, not related to the Kwyjibo deposit, which yield ages in the 1010 to 1020 Ma range in accordance with the last phase of high-grade metamorphism in the region (Rivers, 1997; Cheve et al., 2001).

The titanite, perovskite and allanite grains from the Grabuge granitic dike were estimated at 951 Ma (Gauthier et al, 2004). Five generations of zircon in the Grabuge granite with ages of 2082 ± 42, 1768 ± 23, 1440 ± 55, 1159 ± 22 and 963 ± 19 Ma have also been reported (Gauthier et al, 2004). Although less precise than the age obtained from the titanite, perovskite and allanite grains, the age of the youngest population of zircons seems to indicate a late-Rigolet age for the granitic dike and the older zircons are presumed to be inherited. A mineral analysis by X-ray diffraction revealed the presence of hematite, calcite, siderite, epidote and a variety of titanium-rich minerals in this mineralized dike (Gauthier et al, 2004). This may be interpreted to mean that the specular hematite in the dike is a late overprint.



Figure 8.7 – Examples of mineralization from the Kwyjibo deposit. A) Fluorite (Fl)-allanite (Aln) veinlet in an apatite (Ap)-bearing massive magnetite breccia, as viewed in a thin section under plane-polarized transmitted light (Josette zone). B) Magnetite (Mag)-fluorite (Fl)-andradite (Grt)-apatite (Ap) banded rock of the Fluorite zone. C) Andradite (Grt) concentrated along the contact zone of a quartz (Qtz) vein and a deformed magnetite (Mag) pseudobreccia (Grabuge zone). D) Massive magnetite (Mag) pods preserved in a quartz (Qtz) vein. This quartz vein forms boudins in a leucogranite which also contains deformed magnetite veinlets (500 m west of the Josette zone). E) East-west zonation of mineralized facies, from magnetite pseudobreccia to massive magnetite rock, to fluorite ± chalcopyrite (Fl + Ccp) banded rock, and finally to smoky quartz-andradite (Qtz + Grt) mylonite (Andradite zone). F) Mineralized granite crosscutting a magnetite stockwork (Grabuge zone). From Gauthier et al (2004).

9.0 MINERALIZATION *(Item 11)*

Two REE occurrences have been discovered by Aurizon on the Kipawa property during field work in 2006 and 2007. The Snake showing (Center, North and South) is located on the western part of Block "E", and the Eagle showing is located at the southeast extremity of Block "E". Figure 9.1 shows the locations of these showings.



Figure 9.1 – Location of the Snake and Eagle showings within the Kipawa property.
Background is radiometric surveys (Modified from Lafond and Demers, 2008).

9.1 Snake showing

A ground radiometric survey defined seven radioactive zones several kilometres long in the Snake area. The Snake showing is divided into three sectors: North, Center and South.

Snake North is characterized by REE oxides within a 2-m-thick intrusive band. This dyke is concordant with the bedding observed in the highly-altered paragneiss host. The best grab sample returned 0.39% REE with 0.67% Y, >0.1% Th and 0.05% U (0.06% U_3O_8). Heavy REEs are abundant in this sample, representing 74% of the total REE content. Other samples yielded higher ratios of light REEs (Table 1).

Snake Center is hosted in a 2-m-thick amphibole-rich band hosted by fine- to medium-grained biotite-rich paragneiss. Uranium and thorium mineralization is concordant with the bedding and can be observed for approximately 100 m. Reducing minerals such as magnetite, amphibole, graphite and biotite, as well as pyrite, have been identified within radioactive zones. The best grab sample returned 0.07% U (0.09% U_3O_8) with 0.4% Th, 1.98% Y and 0.90% REE. As observed at Snake North, heavy REEs are abundant in this sample, representing 81% of the total REE content in the same sample. Other samples yielded higher ratios of light REEs (Table 1).

The best grab sample from Snake South returned 8.32% REE, 0.34% Y and 0.05% Th. In this case, the light REEs are much more abundant than heavy REEs, representing 97% of the total REE content (Table 1).



Figure 9.2 – Chondrite-normalized REE diagram for Snake North (after Taylor and McLennan, 1985). Only mineralized grab samples (>0.17% REE) were plotted.



Figure 9.3 – Chondrite-normalized REE diagram for Snake Center (after Taylor and McLennan, 1985). Only mineralized grab samples (>0.17% REE) were plotted.



Figure 9.4 – Chondrite-normalized REE diagram for Snake South (after Taylor and McLennan, 1985). The plot represents the single mineralized grab sample from the showing (>0.17% REE).


West
East
Paragneiss
Pegmatite
Paragneiss
REE-U Oxide mineralization
Amphibolite (mafic dyke)
Paragneiss
Pegmatite
Paragneiss
63871
63884
63883
0.3% HREE, 0.09% LREE, 0.06% U3O8, >0.1% Th, and 0.7% Y
Sample
A
Syenite
B
REE-U Oxide mineralization
Amphibolite (mafic dyke)
Paragneiss
C

Figure 9.5 – Photographs of the Snake North Y-REE-U-Th occurrence, Kipawa property. A) View of the Snake North occurrence looking north. Y-REE-U-Th mineralization hosted within amphibolite. B) Syenite from the Kipawa Alkaline Complex, outcrop located west of Snake North. C) Close-up of the Snake North occurrence, contact between amphibolite and paragneiss.

Table 9.1 – Results of grab samples from the Snake showing

Showing	Easting	Northing	Sample	Au	U	Th	Y	Zr	Ce	La	Nd	Pr	Sm	Dy	Er	Eu	Gd	Ho	Lu	Tb	Tm	Yb	Total LREE (%)	Total HREE (%)	Total REE (%)
Snake North	682570	5203836	63878	0.00	0	1	5	188	20	11	6	2	1	1	1	0	1	0	0	0	0	1	0.00	0.00	0.00
	682593	5203821	63883	0.00	8	32	330	4800	1095	605	410	123	69	59	36	7	70	12	5	10	5	33	0.23	0.02	0.25
	682573	5203834	63884	0.00	453	>1000	6660	353	446	217	167	49	41	689	819	13	121	214	94	61	139	792	0.09	0.29	0.39
	682118	5203334	63873	0.00	5	26	36	755	257	124	90	24	13	8	5	3	12	2	1	1	1	5	0.05	0.00	0.05
	681763	5202745	63877	0.00	1	2	90	522	170	86	85	22	19	17	9	2	19	3	1	3	1	8	0.04	0.01	0.04
	681695	5202678	63880	0.00	1	5	38	372	66	30	34	8	7	7	4	2	8	1	1	1	1	4	0.01	0.00	0.02
	681671	5202673	63882	0.00	27	252	563	423	1815	849	671	201	127	120	80	12	125	26	10	21	12	73	0.37	0.05	0.41
Snake Center	681763	5202736	63851	0.00	322	>1000	4600	513	310	147	113	33	27	515	592	9	77	154	67	40	103	584	0.06	0.21	0.28
	681759	5202745	63876	0.00	1	1	5	226	10	6	3	1	1	1	1	0	1	0	0	0	0	1	0.00	0.00	0.00
	681519	5202696	SPA03-01	0.00	16	28	4	71	12	4	5	1	1	1	0	0	1	0	0	0	0	1	0.00	0.00	0.00
	681495	5202698	SPA04-01	0.00	28	33	10	48	23	9	12	3	4	2	1	1	3	0	0	0	0	1	0.01	0.00	0.01
	681762	5202740	08-0120	NA	721	4077	19773	232	809	424	254	78	70	1694	2086	18	297	521	227	143	341	2023	0.16	0.73	0.90
Snake South	681766	5201381	STA02-01	0.00	3	11	51	1470	107	52	46	14	9	10	7	1	9	2	1	2	1	8	0.02	0.00	0.03
	681760	5201349	STA03-01	0.00	1	2	6	319	3	1	2	0	0	1	1	0	0	0	0	0	0	1	0.00	0.00	0.00
	681760	5201324	STA04-01	0.00	8	29	125	496	189	86	92	26	20	25	18	3	21	6	2	4	3	16	0.04	0.01	0.05
	681761	5201327	STA04-02	0.00	0	1	27	71	43	15	33	7	7	6	3	2	7	1	0	1	0	3	0.01	0.00	0.01
	681741	5201179	63802	0.00	18	455	3350	253	39532	22324	13147	3939	1627	642	320	186	911	114	29	130	41	244	8.06	0.26	8.32

9.2 Eagle showing

The Eagle showing is Aurizon's newly discovered extension of the Kipawa Alkaline Complex. Mineralization occurs in a horizon that is locally almost entirely composed of amphiboles, with pegmatite lenses in proximity. Located along the front of an intense metasomatism alteration system, this horizon overlies a biotite-rich paragneiss. Syenite from the Kipawa Alkaline Complex tops the sequence. The entire sequence is characterized by a shallow dip and a geophysical interpretation suggests a very large (multi-kilometre) radiometric area. Grab samples returned up to 5.74% REE, 0.31% Y and 0.08% Th. In all grab samples, light REEs are present in systematically higher concentrations than heavy REEs.



Figure 9.6 – Chondrite-normalized REE diagram for the Eagle showing (after Taylor and McLennan, 1985). Only mineralized samples (>0.17% REE) were plotted.



Figure 9.7 – Photography from the Eagle REE occurrence, Kipawa property. A) View looking east towards the Eagle REE occurrence. The Eagle occurrence was discovered at the top of the small hill. B) Banded syenite sample from the Eagle area with chevnikite (pink mineral, REE phosphate). C) Vertical section through the Eagle occurrence. Subhorizontal mineralized horizon with grunerite (amphibole).

Table 9.2 – Results of grab samples from the Eagle showing

Showing	Easting	Northing	Sample	Au	U	Th	Y	Zr	Ce	La	Nd	Pr	Sm	Dy	Er	Eu	Gd	Ho	Lu	Tb	Tm	Yb	Total LREE (%)	Total HREE (%)	Total REE (%)
Eagle	696443	5195348	63770	AP	4	9	205	3250	352	160	152	41	33	36	24	4	35	8	4	6	4	26	0.07	0.01	0.09
	696426	5195307	63771	AP	12	86	1280	164	2150	1305	771	238	146	170	141	16	162	40	25	26	24	163	0.46	0.08	0.54
	696431	5195244	63772	AP	2	0	44	954	34	16	15	4	3	5	4	0	4	1	1	1	1	5	0.01	0.00	0.01
	696418	5195262	63773	AP	3	6	124	79	109	51	52	14	12	15	15	2	12	4	3	2	3	22	0.02	0.01	0.03
	696429	5195283	63774	AP	1	5	43	1130	185	98	56	18	8	8	6	1	9	2	2	1	1	11	0.04	0.00	0.04
	696399	5195282	63775	AP	3	4	104	4460	246	137	83	26	14	16	14	1	14	4	4	2	3	22	0.05	0.01	0.06
	696771	5195371	63776	AP	1	1	6	1400	11	5	5	1	1	2	2	0	1	0	1	0	0	4	0.00	0.00	0.00
	696758	5195452	63777	AP	2	2	88	1060	289	110	150	39	32	29	16	3	30	5	2	5	2	15	0.06	0.01	0.07
	696760	5195431	63778	AP	3	5	234	722	280	73	225	51	64	78	44	7	60	15	4	12	7	35	0.07	0.03	0.10
	696353	5195606	63779	AP	0	1	35	38	44	14	20	5	5	6	4	1	6	1	0	1	1	3	0.01	0.00	0.01
	696391	5195622	63780	AP	2	13	101	2160	584	341	204	64	29	19	12	3	27	4	2	3	2	12	0.12	0.01	0.13
	696432	5195341	63587	0.01	1	4	440	36	130	54	77	18	30	73	56	5	40	16	11	10	9	63	0.03	0.03	0.06
	696444	5195328	63588	0.00	1	5	135	1704	98	37	50	12	15	22	17	2	15	5	3	3	3	19	0.02	0.01	0.03
	696427	5195329	63589	0.00	4	66	1065	237	4080	2165	1533	438	254	181	114	23	221	38	10	33	14	77	0.85	0.07	0.92
	696429	5195330	63590	0.00	36	775	3089	476	25500	14800	10100	3010	1350	680	359	114	904	124	39	145	48	263	5.48	0.27	5.74
	696444	5195329	63591	0.00	8	99	532	3187	2490	1303	935	272	157	95	61	13	125	19	8	18	9	53	0.52	0.04	0.56
	696454	5195318	63592	0.00	2	2	38	2047	75	31	27	8	5	6	5	1	5	2	1	1	1	7	0.01	0.00	0.02
	696434	5195332	63593	0.00	6	60	469	3730	2490	1105	834	235	150	102	65	13	125	21	11	18	9	60	0.48	0.04	0.52
	696448	5195321	63594	0.00	3	7	596	1600	1045	464	499	123	103	82	52	9	90	17	7	13	6	39	0.22	0.03	0.25
	696431	5195333	08-0113	NA	3	2	100	2446	91	22	51	11	15	20	15	2	15	4	3	3	3	20	0.02	0.01	0.03
	696431	5195334	08-0114	NA	2	4	41	3376	204	113	72	21	10	6	5	1	6	1	1	1	1	8	0.04	0.00	0.04
	696425	5195312	08-0115	NA	10	16	162	16902	878	371	298	83	46	25	22	4	28	6	5	4	4	29	0.17	0.01	0.18
	696425	5195314	08-0116	NA	12	156	3386	299	9655	4782	3961	1069	712	574	341	68	594	119	28	93	44	237	2.02	0.21	2.23
	696434	5195319	08-0117	NA	15	184	2205	480	6470	3333	2485	689	415	325	223	36	322	71	24	50	31	187	1.34	0.13	1.47
	696434	5195319	08-0118	NA	1	3	780	30	190	84	121	26	51	128	93	8	79	28	18	18	16	118	0.05	0.05	0.10
	696434	5195319	08-0119	NA	3	8	719	286	339	269	267	67	64	113	83	8	79	25	15	16	13	94	0.10	0.04	0.15
	696341	5195446	920002	0.00	18	9	94	>10000	48	20	29	6	8	11	18	1	7	3	9	1	5	42	0.01	0.01	0.02
	696326	5195585	920003	0.00	2	1	28	4250	27	11	15	4	3	5	5	0	3	1	2	1	1	10	0.01	0.00	0.01
	696325	5195753	920004	0.00	1	1	52	737	128	49	70	17	15	13	8	2	13	3	2	2	1	8	0.03	0.01	0.03
	696319	5195797	920005	0.00	3	9	37	162	78	29	32	8	7	7	4	1	7	1	1	1	1	4	0.02	0.00	0.02
	696431	5195785	920006	0.00	3	28	32	483	116	54	40	12	7	7	4	1	7	1	1	1	1	4	0.02	0.00	0.03
	696835	5195817	920007	0.00	143	9	43	35	17	6	4	1	1	4	5	0	1	1	1	0	1	8	0.00	0.00	0.01
	697199	5195837	920008	0.00	2	4	56	56	38	15	23	6	6	9	7	1	7	2	1	1	1	7	0.01	0.00	0.01
	696730	5195495	920009	0.00	1	6	37	365	92	47	39	11	7	7	5	1	7	1	2	1	1	8	0.02	0.00	0.02
	696583	5195000	920011	0.00	11	29	101	1240	463	230	166	50	24	18	13	2	22	4	2	3	2	14	0.09	0.01	0.10
	696519	5195856	920013	0.00	4	16	153	1090	188	84	93	24	23	31	18	3	26	6	2	5	2	13	0.04	0.01	0.05
	696514	5195855	920014	0.00	3	4	51	258	101	45	58	14	12	9	6	3	11	2	1	2	1	5	0.02	0.00	0.03
	696711	5195897	920015	0.00	3	14	17	458	57	29	22	6	4	3	2	1	3	1	0	1	0	2	0.01	0.00	0.01
	696834	5195817	920016	0.00	16	78	472	1500	273	121	105	29	23	50	53	3	28	13	16	6	11	86	0.06	0.03	0.08

10.0 EXPLORATION *(Item 12)*

The issuer has carried out exploration work on the Kipawa property since 2005. Previous exploration programs are discussed in the History section (Item 8).

Aurizon's exploration work included several geophysical surveys (magnetometry, resistivity, induced polarization, radiometry, EM and VLF), soil geochemistry, mapping, sampling and drilling. Drilling is not discussed in this item as it is presented in Item 13 (Drilling).

In 2005, Aurizon conducted an evaluation of the area for its gold potential. Historical sediment sampling results were studied to identify anomalous sectors that require further investigation. Four (4) areas presenting anomalous gold contents were sampled and yielded up to 279 ppb Au in heavy mineral concentrates from the till samples. This confirmed that till sampling was adequate to identify anomalous sectors as well as to confirm the regional anomalous enrichment in gold.

Following the 2005 program, Aurizon mandated GPR Geophysics International in 2006 to conduct airborne geophysical surveys on the property (Fig. 10.1). Magnetometric, electromagnetic and radiometric surveys totalled 2,073 km with a spacing of 500 m. Also in 2006, the company Les Consultants Inlandsis Senc produced a target generation model based on regional gold trend dispersions and glacial striations. A regional till sampling program followed during which 380 samples were sent for geochemical analysis. Twelve (12) gold dispersion trends were identified in the area (Figs. 10.4, 10.5, 10.6): nine on Block "E", one on Block "S", and two on Block "NW".


MAG and VLF
Spacing: 100m
Coverage: 6883Km
MAG, EM, and Radiometry
Spacing: 500m
Coverage: 2073Km
MAG and VLF
Spacing: 100m
Coverage: 1164Km

Figure 10.1 – Coverage of the Kipawa property by airborne geophysical surveys conducted by Aurizon in 2006-2007 (Modified from Lafond and Demers, 2008).

Regional exploration continued in 2007 with an additional 282 till samples and additional airborne geophysical surveys (Fig. 10.1). A total of 8,047 line-kilometres were covered with a 100-m spacing during the 2006 surveys with the objective of more accurately defining the area. Spatial lithostructural analysis using aerial satellite photographs were also conducted at the regional scale. More locally, 716 soil samples were assayed using the mobile metal ion (MMI) method on anomalous areas. The 2006 regional till sampling programs included the petrographic study of lithic fragments and microscope-based confirmation of gold grains in several heavy mineral concentrates (Fig. 10.2). Ground follow-up geophysics was also part of the field work, totalling 12.1 line-kilometres of resistivity and induced polarization surveys. Finally, prospecting on radiometric anomalies identified by regional airborne geophysics and other high-priority areas on the property produced a total of 347 grab samples and 678 gamma readings.



Figure 10.2 – Gold grains documented in till concentrates. A) Gold grain photography, till sample BEA-64. B) Gold grain photography, till sample BEA-105. (Lafond and Demers, 2008)

Radiometric surveys (U, Th, K) confirmed historical anomalies, such as the Hunters Point showing, as well as identifying new targets (Fig. 10.2). Data from GPR Geophysics International were studied by Sylvain Trépanier from CONSOREM in order to accurately identify radiometric anomalies (Fig. 10.3). The Kipawa Alkaline Complex is easily distinguished on radiometric surveys (dotted line on Fig. 10.3). Another large anomaly is also observed in the central portion of the survey several kilometres from the Kipawa Alkaline Complex (circle on Fig. 10.3).



Figure 10.3 – Filtered radiometric data showing the contour (dotted line) of the radiometric high corresponding to the Kipawa Alkaline Complex. Another radiometric high is circled, several kilometres NW of the complex in the central part of Block "E". Modified from Lafond and Demers, 2008.


TROUT
KIPAWA
N
10 km
Heavy mineral geochemistry for till samples
Au (g/t)
< 0.002
0.002 to 0.01
0.01 to 0.07
0.07 to 0.43
> 0.43
AURIZON
MINES AURIZON LTÉE

Figure 10.4 – Glacial dispersion trails (in red) and auriferous geochemical results for heavy mineral concentrates from till samples collected on and around Block ""S"", the southern part of Block ""E "", Kipawa property (Source: Lafond and Demers, 2008).


N
5 220 000N
5 210 000N
Ancient flow direction towards south
(Veillette, 1996)
10 km
Heavy mineral geochemistry for till samples
Au (g/t)
0 to 0.0035 (Background values)
0.0035 to 0.01
0.01 to 0.014
0.014 to 0.43
0.43 to 0.68
AURIZON
MINES AURIZON LTÉE

Figure 10.5 – Glacial dispersion trails (in red) and auriferous geochemical results for heavy mineral concentrates from till samples collected from the northern part of Block "E" and its immediate vicinity, Kipawa property (Source: Lafond and Demers, 2008).


BEA-105
N
BEA-64
Heavy mineral geochemistry for till samples
Au (g/t)
0 to 0.0035 (Background values)
0.0035 to 0.0043
0.0043 to 0.014
0.014 to 0.43
0.43 to 0.68
AURIZON
MINES AURIZON LTÉE
10 km

Figure 10.6 – Glacial dispersion trails (in red) and auriferous geochemical results for heavy mineral concentrates from till samples collected in Block "NW" of the Kipawa property (Source: Lafond and Demers, 2008).

Two showings (Snake and Eagle) were identified on the Kipawa property during the 2006-2007 exploration programs. Both are discussed in the Mineralization section (item 11). Additional grab samples were collected during the summer of 2008, one of which returned 0.2 g/t Au in a gabbro from a boulder.


31M03
31M02
31M01
31L14
31L15
31L16
Fabre Rang V(nord) lot 3
Terrain Kosa
Fabre Rang V(nord), lot 5
Fabre
Zone N
Zone E
Chemin de Fer
Fabre-III-32
Fabre Rang V(sud), lot 4-5
Fabre Rang V(sud), lot 3
Patrie
Baie des Plongeurs
Saseginaga Lake
Saseginaga-South Lake
Lac des Loups
Hunters Point North
Hunters Point Main
Hunters Point South
Coconut Club
Snake Nord
Pants Lake
Snake Centre
Snake Sud
Eagle
Ile a la Tortue
Turner Falls
Sairs Lake
Chutes Enragees
Grindstone East
Grindstone West
Sheffield-2 Lake
PB & PS Zones
Kipawa River
Renzy Lake
Kipawa
FABRE
MAZENOD
SHEHYN
BRUCHESI
BELLEFEUILLE
DARVEAU
LE BORGNE
GAULIN
LA CHAUDIERE
TABARET
ATWATER
MERCIER
MCLACHLIN
CALCAR
VILLEDIEU
RECLUS
GENDREAU
Legend
Mineralized Occurrences
Ag-Co-Bi-(Zn)-(Pb)-(Au)
Amazonite
Asbestos
Au-Ag-Cu; Au-Cu
Fe
Fluorite
Nepheline
Ni-Cu; Ni-Cu-Ag-Pt
REE-Th -Y (U-Au); REE-Y-U-Th
Th; U-Th
U-Au-Ag
Y-Zr; Y-Zr-U-Th
Aurizon properties
Township
NTS Sheets
Cities
Road
Limited-use road
Waterbody
Wetland
AURIZON
Aurizon Mines Ltd
Kipawa Project
Mag GPR 2008
Compilation/dessin/drawing: M. Naud, Tech. geo., gis
Supervisé/Supervised: A. Carrier, P.geo., M.Sc. (OGQ 281)
Approuvé/Approved: A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: November 2008
Date: November 2008
Date: November 2008
InnovExplo
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com
Plan no.

Figure 10.7 – Magnetic coverage (total mag) conducted by Aurizon in the Kipawa property area.


Fabre Rang V(nord).lot 3
Terrain Kosa
Fabre Rang V(nord), lot 5
Fabre
Zone N
Zone E
Chemin de Fer
Fabre-III-32
Fabre Rang V(sud), lot 4-5
Fabre Rang V(sud), lot 3
Patrie
FABRE
31M03
31M02
31M01
31L14
31L15
31L16
A NOUE
BELLEFEUILLE
DARVEAU
LE BORGNE
GAULIN
Lac des Loups
Saseginaga Lake
Saseginaga-South Lake
Baie des Plongeurs
MAZENOD
BRUCHESI
SHEHYN
OMMEROY
Hunters Point North
Hunters Point Main
Hunters Point South
Coconut Club
Snake Nord
Snake Centre
Snake Sud
Pants Lake
LA CHAUDIERE
TABARET
ATWATER
MCLACH
Eagle
Ile a la Tortue
Turner Falls
Sairs Lake
MERCIER
Grindstone East
Grindstone West
Sheffield-2 Lake
Chutes Enragees
Kipawa River
PB & PS Zones
CALCAR
VILLEDIEU
Renzy Lake
RECLUS
Kipawa
GENDREAU
Legend
Mineralized Occurrences
Ag-Co-Bi-(Zn)-(Pb)-(Au)
Amazonite
Asbestos
Au-Ag-Cu; Au-Cu
Fe
Fluorite
Nepheline
Ni-Cu; Ni-Cu-Ag-Pt
REE-Th -Y (U-Au); REE-Y-U-Th
Th; U-Th
Y-Zr; Y-Zr-U-Th
U-Au-Ag
Aurizon properties
Township
NTS Sheets
Cities
Road
Limited-use road
Waterbody
Wetland
AURIZON
Aurizon Mines Ltd
Kipawa Project
Mag FVD GPR 2008
Compilation/dessin/drawing : M. Naud, Tech. geo., gis
Supervise/Supervised : A. Carrier, P.geo., M.Sc. (OGQ 281)
Approuvé/Approved : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date : November 2008
Date : November 2008
Date : November 2008
InnovExplo
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com
Plan no :

Figure 10.8 – Magnetic coverage (first vertical derivative) conducted by Aurizon in the Kipawa property area.

11.0 DRILLING *(Item 13)*

Sonic drilling (overburden drilling) was conducted during the summer of 2008 at which time eight (8) holes were drilled. The issuer is currently conducting a diamond drilling program. Drilling is performed by Multi-Drilling (Claude Parent). The program is under the supervision of Martin Demers, P.Geo., Exploration Manager for Aurizon, and Jacynthe Lafond, Project Geologist for Aurizon. Core is logged by Jean-Raymond Frédéric of Géotech Exploration, P.Geo. and consultant to Aurizon. Core logging facilities are located at the Géo-Centre, 320 1st Avenue Belleterre (Quebec). Drill core is kept in good standing at Belleterre. Table 11.1 shows the location and characteristics of all drill holes on the Kipawa property. All assays are pending as this report is being written. No deviation tests were performed for these holes. Over the total of seven drill holes, four casings were left in place. Figure 11.1 shows the core facilities at the Géo-Centre in Belleterre where core is logged and sampled. Figures 11.2 to 11.4 show various intervals within the drill holes. Figures 11.5 to 11.9 display sectional views.

Table 11.1 – Diamond drill holes located within the Kipawa property

DDH Name	Easting	Northing	Township	Azimut	Dip	Length
KW-08-01	682440	5203760	McLachlin	N090	45°	228.00
KW-08-02	682517	5203775	McLachlin	N090	45°	129.00
KW-08-03	682490	5204122	McLachlin	N090	45°	250.00
KW-08-04	681628	5202778	McLachlin	N270	45°	248.80
KW-08-05	695874	5199566	Senerzergues	N315	45°	314.65
KW-08-06	701440	5202334	Senerzergues	N250	45°	111.00
KW-08-07	701690	5202375	Senerzergues	N250	50°	254.80



Figure 11.1 – Core facilities at the Géo-Centre (Belleterre, Quebec). A) Core storage. B) Sampling saw. C) Core rack for logging.



Figure 11.2 – Drill hole KW-08-05, Trout Lake area, Kipawa property. A.) Typical gneiss of the Kipawa area. B.) Zone of silicification with sulphide mineralization (assays pending). C.) Diopside skarn developed at the contact of mafic intrusive rocks (assays pending). D.) Late pegmatite dyke (migmatite?) and amphibolite (ultramafic intrusive rocks) (assays pending).



Figure 11.3 – Drill hole KW-08-07, Great Land area, Kipawa property.
A) Amphibolite (ultramafic intrusive rocks). B) Mineralized amphibolite (pyrrhotite, pyrite and ± chalcopyrite) (assays pending).


Syenite
Pegmatite
Amphibolite
Carbonate-Diopside Skarn
A
Syenite
B
Silicification
Chalcopyrite
Syenite
C
Pegmatite
D
Carbonate-Diopside Skarn
Amphibolite Mafic Dyke
E

Figure 11.4 – Drill hole KW-08-01, Snake area, Kipawa property. A) Syenite (Kipawa alkaline complex) followed by gneiss, pegmatite, amphibolite and carbonate-diopside skarn (assays pending). B) Syenite (Kipawa alkaline complex). C) Silicification with chalcopyrite mineralization within syenite (assays pending). D) Late pegmatite. E) Carbonate-diopside skarn developed at the contact of an amphibolite dyke (assays pending).


I2D
M1
KIPAWA PROJECT - SNAKE AREA
DDH CROSS SECTION KW-08-01 KW-08-02 LOOKING NORTH
Scale 1 : 1000
LITHOLOGY
AURIZON

Figure 11.5 – Section view of DDH KW-08-01 and KW-08-02, Snake area, Kipawa property (all assays pending).


I2J
M1
I2J
M1
M5
I2J
M1
LITHOLOGY
AURIZON
KIPAWA PROJECT - SNAKE AREA
DDH CROSS SECTION KW-08-03 LOOKING NORTH
Scale 1 : 1000
Date: November 2008
Date: November 2008
Date: November 2008
Supervisé / Supervised : A. Carrier, Géo, M.Sc. (OGQ 281)
Approuvé / Approved : A. Carrier, Géo, M.Sc. (OGQ 281)
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com
Ref. no:
Plan no :
Figure 11.6 – Section view of DDH KW-08-03, Snake area, Kipawa property (all assays pending).


I2D
I2D
I2D
LITHOLOGY
AURIZON
KIPAWA PROJECT - SNAKE AREA
DDH CROSS SECTION KW-08-04 LOOKING NORTH
Scale 1 : 1000
Date: November 2008
Date: November 2008
Date: November 2008
Ref. no:
Plan no.:
InnovExplo
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com

Figure 11.7 – Section view of DDH KW-08-04, Snake area, Kipawa property (all assays pending).


M1
M1
LITHOLOGY
OVERBURDEN
FAULT
AURIZON
KIPAWA PROJECT - TROUT AREA
DDH CROSS SECTION KW-08-05 LOOKING NORTH - EAST
Scale 1 : 1000
Date: November 2008
Date: November 2008
Date: November 2008
Ref. no:
Plan no.:
InnovExplo
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com

Figure 11.8 – Section view of DDH KW-08-05, Trout area, Kipawa property (all assays pending).



Figure 11.9 – Section view of DDH KW-08-06 and KW-08-07, Great Land area, Kipawa property (all assays pending).

12.0 SAMPLING METHOD AND APPROACH   (Item 14)

Historical work included the sampling of stream sediments, lake sediments, soils, tills and rocks. Sampling methods were supervised by government geologists with suitable training, and activities were carried out in accordance with prevailing industry standards.

Sample collection performed by the issuer was done properly and was supervised by geologists. Historical stream sediments were reviewed by Aurizon, and the main anomalies validated.

Aurizon used different sampling methods at different stages of the program: till and stream sediment sampling, grab and core sampling. Most of the early stage field work was completed by Services Technominex under the supervision of the issuer. Core sampling was completed by Géotech Exploration (Jean-Raymond Frédéric) at the Géo-Centre located at Belleterre (Quebec) under the supervision of Jacynthe Lafond (Aurizon).

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY *(Item15)*

Till samples from horizon B-C were collected at an average depth of 80 cm. Their identification, description, bagging and transportation of samples was by Technominex. Approximately 7% of samples were field duplicates. Samples were sent to Explolab in Dubuisson where heavy mineral concentrates were separated. All samples were dried and weighed before being screened at 9.5, 2 and 1 mm. Partial digestion was performed on the concentrates. This method does present some problems in returning quantitative data and these results should therefore be used for qualitative analysis only.

Grab samples were also sent to ALS Chemex laboratories in Val d'Or where gold was determined by fire assay followed by ICP-AES analysis, and uranium and REE contents were determined by lithium metaborate fusion followed by ICP-MS. In the cases where sample digestion using this technique was insufficient for accurate REE analysis, the samples were sent to *Laboratoire de recherche en métallurgie extractive* at INRS-ETE in Quebec City where a highly accurate procedure was performed.

Drilling produced NQ-sized core that was sawed in half with a diamond blade on site. Samples were bagged, identified and sealed. They were then shipped to ALS Chemex laboratories in Val d'Or where multi-element assays were performed by lithium borate fusion. In some cases, a four-acid near-total digestion was also performed to get higher precision. Gold was determined using fire assay with ICP-AES finish. In some cases, Pt and Pd were also analyzed by fire assay.

14.0 DATA VERIFICATION   *(Item 16)*

As part of their QAQC procedure, the issuer systematically performed check samples (coarse or pulp duplicate) at a second laboratory to validate all anomalous values. The current QAQC protocol does not included field duplicate samples, blanks and CRM standards (certified reference material). The current protocol does not check the accuracy of the laboratory or documents if some sample batches may have been underestimated.

Data verification indicates some issues that were later corrected by the issuer. These included: typing or copy-paste errors in some database fields, inadequate conversion factors used from U to U_3O_8 (conversion factor of 1.1792 must be used).

InnovExplo noted that drill holes were not surveyed with any deviation tests (acid, Tropari or Flex-It tests). Deviation tests should be carried out on the four (over a total of seven) drill holes where casings were left in place.

The technical data was judged appropriate for producing a reasonable progressive economic mineral evaluation of the project.

15.0 ADJACENT PROPERTIES   *(Item 17)*

The region around Kipawa property is well known for its uranium and rare earth element potential, as well as for gold at the more local scale. Given the current high interest for uranium, several companies have acquired mining claims in the area. Mining claims adjacent to the Kipawa property are identified in Figure 15.1.

The Kipawa property comprises three non-contiguous blocks ("NW", "E" and "S"). These blocks and their respective adjacent properties are discussed separately below.

Block "NW" is bordered along most of its northern boundary by claims belonging to Anna Rosa Giglio and Victor Cantore, and along the southern edge of its southeast corner by claims belonging to Amseco and Michel G. Lavoie. Globex also owns a large number of claims southeast of the property on which field work was conducted in 2007. Three significant occurrences on these claims lie approximately 7 km south of Block "NW": Hunters Point Main, North and South. There are no known occurrences within a 5-km buffer zone around Block "NW". The rest of the northern and southern boundaries, as well all of the eastern and western limits, are bounded by unclaimed land.

Much of the eastern and western limits of Block "E", and the entirety of its southern boundary are bounded by claimed land, with only the northern boundary free of adjacent claims. Globex owns most of the claims along the western and southwestern borders, along with Matamec (including a nepheline occurrence), JDG and Michel Roby. Recent work was performed in 2007 on the Globex claims, yielding the discovery of a multi-element Th-REE-Y-(U-Au-Ag) occurrence (Coconut Club) with a best result of 864 ppm U, 7.94 g/t Au, 33.1 g/t Ag, >10,500 ppm REE (La+Ce) and >500 ppm Y in a grab sample. This occurrence belongs to a long radiometric anomaly that extends for 2.5 km in a N-S direction on either side. The anomaly continues southward into the portion of Aurizon's Block "E" to include the new U-REE Snake showing. Asbestos occurrences also have been found northwest of the Snake area. Matamec owns most of the claims along the southern limit of Block "E", including the Sheffield Lake occurrence. As discussed in the History section (item 8), Unocal Canada Ltd and Molycorp Inc. drilled and trenched the Sheffield Lake occurrence to produce a resource estimate (non-compliant with Regulation 43-101) of 1.26 Mt @ 0.15% Y_2O_3 and 0.96% ZrO_2 for the western portion of the main zone, and 1.00 Mt @ 0.14% Y_2O_3 and 1.17% ZrO_2 for the eastern portion. **These historical "resources" and/or "reserves" should not be relied upon as it is unlikely they conform to current Regulation 43-101 criteria or to CIM Standards and Definitions, and they have not been verified to determine their relevance or reliability. They should not be disclosed out of context.** Globex claims (including the Turner Falls occurrence) and JDG claims are also located in the general area south of Block "E". Work on the Turner Falls occurrence by Turner Falls Mining Ventures in the late 1950s returned 0.13-0.35% U_3O_8; 0.85-1.44% ThO_2 and 1.05-4.06% Nb for a series of five (5) grab samples from a wide pegmatite dyke (Globex Press release, February 21, 2005). Amazonite and fluorite have also been identified south of Block "E". Much of the eastern limit of Block "E" is free of claims, except for small blocks owned by Mecanex, Cathy Morin, Visible Gold Mines and Globex (the latter include the Lac des Loups occurrence). Small claim blocks inside the boundaries of Block "E" belong to various owners: Matamec, Cathy Morin, Laurian Marcotte and Globex (the latter include the Pants Lake occurrence).

Block "S" is bordered to the southwest and northeast by Globex claims. JDG claims are also present to the northeast, beyond the Globex claims. The Grindstone Lake West occurrence, which belongs to Globex and lies less than one kilometre northeast of Block "S", yielded a sample of green sericity schist containing 0.18% U_3O_8 and 1.24 g/t Au. The Grindstone Lake

East occurrence lies halfway between Block "S" and Block "NE", approximately 5 km from each. Work on the Grindstone Lake East occurrence yielded a quartzite channel sample containing 0.10% U3O8 and 16.48 g/t Ag over 5.5 m. The rest of Block "S" (the northwest, west and southeast borders) is bounded by unclaimed land.


Fabre Rang V(nord),lot 3
Terrain Kosa
Fabre Rang V(nord), lot 5
Chemin de Fer
Fabre-III-32
Fabre
Zone N
Zone E
Fabre Rang V(sud), lot 3
Fabre Rang V(sud), lot 4-5
Patrie
Baie des Plongeurs
Hunters Point North
Hunters Point Main
Hunters Point South
Saseginaga Lake
Saseginaga-South Lake
Coconut Club
Snake Nord
Pants Lake
Snake Centre
Snake Sud
Ile a la Tortue
Chutes Enragees
Grindstone East
Grindstone West
Renzy Lake
Kipawa
Eagle
Turner Falls
Sairs Lake
Sheffield-2 Lake
PB & PS Zones
Kipawa River
Lac des Loups
FABRE
MAZENOD
LAPERRIERE
GUAY
LA NOUE
BELLEFEUILLE
DARVEAU
LE BORGNE
GAULIN
SHEHYN
BRUCHESI
POMMEROY
COUTURIER
LA CHAUDIERE
TABARET
ATWATER
MCLACHLIN
SENEZERGUES
MERCIER
RECLUS
BOOTH
CALCAR
Mineralized occurrences
Amazonite
Asbestos
Au-Cu
Fe
Fluorite
Nepheline
Ni-Cu
Ag-Co-Bi-(Zn)-(Pb)-(Au)
REE-Th -Y (U-Au), REE-Y-U-Th
Th, U-Th
U-Au-Ag
Y-Zr, Y-Zr-U-Th
Aurizon properties
Titles Gestim
Township
Road
Limited-use road
Wetland
Waterbody
Vegetation
Cities
Adjacent Properties
48 North Capital
Amseco
Anna rosa giglio
BETON MARIK
Bawolak
Better Search
Bull's eye
Cathy Morin
Christine Vaillancourt
Daniel Lavoie
Darryl Macfarlane
Fieldex
Fred Sopchyshyn
Geo-Centre Belleterre
Ghislaine Lebrasseur
Globex
J-L Boucher
JDG
Jacqueline Macleod
Jacques Frigon
Julien Gadoury
Kinbauri Gold
Laurian Marcotte
Limestone Basin
Luc Landry
Matamec
Mecanex
Michel G Lavoie
Michel Roby
René Legresley
Ridgestake
Tina Ziten
Tony Gordian
Tony Perron
Victor Cantore
Ville de Témiscaming
Visible Gold Mines
Wayne Holmstead
X-Terra
AURIZON
Aurizon Mines Ltd
Kipawa Project
Adjacent properties
Compilation/dessin/drawing : M. Naud, Tech. geo., gis.
Date: November 2008
Supervisé/Supervised : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: November 2008
Approuvé/Approved : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: November 2008
InnovExplo
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com
Plan no :

Figure 15.1 – Mining titles in the vicinity of the Kipawa property

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING   *(Item 18)*

No mineral processing or metallurgical testing has been conducted on the Kipawa property.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES   (Item 19)

There are no mineral resource or mineral reserve estimates to be included in this report.

18.0 OTHER RELEVANT DATA AND INFORMATION   *(Item 20)*

There is no other relevant information to be included in this report.

19.0 INTERPRETATION AND CONCLUSIONS   *(Item 21)*

Data compilation and a review of assessment reports concerning the Kipawa property reveal significant potential for gold, uranium and rare earth elements. Exploration work carried out by Aurizon since 2005 led to the discovery of two new surface showings (Snake and Eagle) as well as many target generation areas. Seven (7) drill holes were completed by the issuer but all assays are pending as this report is being written. Interpretation and conclusions may have to be revised in the lights of the 2008 drilling results.

Based on Aurizon's results for the Kipawa property, InnovExplo affirms that it is at an early stage of exploration. InnovExplo recommends additional work to confirm and enhance its economic potential. The surrounding area contains significant uranium and REE occurrences, and the extension of the Kipawa Alkaline Complex within the Kipawa property is worthy of significant exploration work to establish its potential. Gold dispersion trends should be investigated in order to identify probable sources.

Even though no gold mineralization has been identified at surface, significant gold trends in till samples warrant further investigation. Major structures recognized by geophysics may exert some control on gold distribution within the bedrock. Given that the source for the gold anomalies remains unknown, gold exploration on the Kipawa property is conceptual at this stage and could lead to the elaboration of a new model or a variation on an existing model. Gold mineralization could be related to a hybrid model that combines gold-bearing shear zones and a magmatic origin in light of the structural lineaments and Cu-Ni occurrences identified in the area.

20.0 RECOMMENDATIONS   *(Item 22)*

InnovExplo recommends an exploration program for the Kipawa property. InnovExplo is of the opinion that the character of the Kipawa property is of sufficient merit to justify the recommended program.

InnovExplo's recommendations focus on the more interesting portions of the Kipawa property and the generation of multiple ~1km^2 target areas within the 871 km^2 currently covered by the property. It was necessary to initially claim such a large area due to the prospective nature of the land, but Aurizon's work over these last few years now allows for more accurate identification of target sectors.

The recommended exploration program is divided into two (2) phases. The second phase of the program is conditional on the success of the first phase. Due to different requirements for gold and U-REE exploration programs on the Kipawa property, work recommendations are divided into two distinct programs.

Phase 1 for gold exploration consists of an exhaustive compilation of historical and recently obtained data with the objective of identifying drill hole targets. Conditional to positive results from Phase 1 target generation, Phase 2 will include ground geophysics (mag and IP) followed by diamond drilling.

Phase 1 for U-REE exploration consists of drilling and trenching to define the mineralization already identified on the property. Conditional to positive results from Phase 1 target generation, Phase 2 will include mineralogical studies and a scoping study.

The total budget for Phase 1 is estimated at **C$ 575,000** (including 15% for contingencies). The budget for the gold exploration component during Phase 1 is estimated at **C$ 175,000** (including 15% for contingencies) while the budget for the U-REE exploration component during Phase 1 is estimated at **C$ 400,000** (including 15% for contingencies).

The total budget for Phase 2 is estimated at **C$ 700,000** (including 15% for contingencies). The budget for the gold exploration component during Phase 2 is estimated at **C$ 500,000** (including 15% for contingencies) while the budget for the U-REE exploration component during Phase 2 is estimated at **C$ 200,000** (including 15% for contingencies).

Although the cost of Phase 2 largely depends on Phase 1, the overall budget (Phase 1 and 2) is estimated at **C$ 1,275,000** (including 15% for contingencies). The overall budget for the gold exploration component (Phase 1 and 2) is estimated at **C$ 675,000** (including 15% for contingencies), and the overall budget for the U-REE exploration component (Phase 1 and 2) is estimated at **C$ 600,000** (including 15% for contingencies).

The recommended program is described below. Estimated costs are presented in Table 20.1 (Phase 1) and Table 20.2 (Phase 2). The estimated costs for the exploration program are subject to potential incidentals, and real costs may thus differ from estimated costs.

20.1 Phase 1 – Target generation for Au and drilling program for REE-U

20.1.1 Phase 1 for gold exploration

a) Exhaustive compilation, gold grains analysis and target definition

An exhaustive compilation of historical data and recently acquired data should be conducted by Aurizon. The objective of this compilation is to identify target areas (~1km^2 each). Sources for the gold dispersion trends should be investigated as some of them are likely to be within the Kipawa property limits. A study of the gold grains (size, shape) must be undertaken in order to better define drilling targets.

20.1.2 Phase 1 for U-REE exploration

a) Prospecting

Additional prospecting on the Kipawa property should focus on the newly identified extension of the Kipawa Alkaline Complex inside the property limits, as well as the anomalous radiometric sectors identified from the radiometric surveys conducted since 2006. Grab samples should be collected and systematically assayed for gold, uranium and REE. Channel samples should be performed where mineralized grab samples were collected during the recent exploration programs in order to better define grades and distribution.

b) Trenching

In cases where the overburden is sufficiently thin to allow it, trenches could be excavated to identify new near-surface zones with the hopes of providing a better understanding of the geometry and distribution of mineralization using alteration facies. Surveyed channel samples from these new trenches should be sent for assaying.

c) Diamond drilling program (1,000-metres)

InnovExplo recommends drilling a few short holes where mineralization has been encountered at surface to accurately define the geometry and grades of the mineralization.

20.2 Phase 2 – Drilling program for Au and scoping study for REE-U

20.2.1 Phase 2 for gold exploration

a) Ground geophysics

InnovExplo recommends follow-up ground geophysics for which the number of targets will be determined based on results from Phase 1. The objective of this follow-up work will be to identify drill targets and find the source of the gold responsible for the observed trends.

b) Diamond drilling program (1,500-metres)

InnovExplo recommends follow-up drilling for which the number of meters will be determined based on results from Phase 1 and the geophysics program from Phase 2 (see 20.2.1a).

20.2.2 Phase 2 for U-REE exploration

a) Scoping study

Conditional to positive results from Phase 1, InnovExplo recommends a scoping study be conducted to characterize the potential of the mineralized areas and define further work.

Table 20.1 – Budget estimate for Phase 1: Target generation for Au and drilling program for REE-U

	Phase 1 - Work program	**Kipawa property**	
	Target generation for Au and drilling program for REE-U	**Description**	**Cost**
1a	(Au) Exhaustive compilation, gold grains analysis and target definition		175,000 $
1b	(REE-U) Prospecting		50,000 $
1c	(REE-U) Trenching, channel sampling		50,000 $
1d	(REE-U) Diamond drilling (1,000m)		300,000 $
	Contingencies (15%)		(included)
	Phase 1 subtotal		**675,000 $**

Table 20.2 – Budget estimate for Phase 2: Drilling program for Au and scoping study for REE-U

	Phase 2 - Work program	**Kipawa property**	
	Drilling program for Au and scoping study for REE-U	**Description**	**Cost**
2a	(Au) Ground geophysics		50,000 $
2b	(Au) Diamond drilling (1,500m)		450,000 $
2c	(REE-U) Scoping study		200,000 $
	Contingencies (15%)		(included)
	Phase 1 subtotal		**700,000 $**

TOTAL (Phase 1 and Phase 2)	**1,275,000 $**

21.0 REFERENCES   *(Item 23)*

Allan, J.M., 1992. Geology and mineralization of the Kipawa zirconium-yttrium property, Quebec; Exploration and Mining Geology, v.1, p.283-293.

Baldwin, A.B., 1970. Uranium and thorium occurrences on the North Shore of the Gulf of St.-Lawrence : Canadian Institute of Mining Bulletin, v.63, p. 699-707.

Beaumier, M., 1995. Exploration géochimique au Témiscamingue, Ministère des Ressources naturelles, Québec, PRO 95-04

Beaumier, M., and Henry, J., 1987. Aires d'intérêt géochimique, Abitibi-Témiscamingue. Ministère des Ressources naturelles, Québec, DV 87-22

Beaumier, M., and Rivard, P., 1994. Contribution de la géochimie et de la géophysique à la recherche de diamants le long du rift du lac Témiscamingue, Ministère des Ressources naturelles, Québec   MB 94-63

Berning, J., Cooke, R., Hiemstra, S.A., and Hoffman, U. 1976. The Rossing Uranium Deposit, South Africa. Economic Geology, v.71, p.351-368.

Blanchet, R., and Depatie, J.J., 1969. Report on the Kipawa uranium project, Assessment report, GM 25883

Brod, R.J., 1971. Aeromagnetic survey, Kipawa lake area, Assessment report, GM 26789

Bussières, Y., 1988. MAG and VLF surveys, Sairs lake property, Assessment report, GM 47895

Caron, S., 2001. Échantillonnage de till de base au sein du projet Cerise, Région du Témiscamingue, Assessment report, GM 60994

Charbonneau, R., 2003. Rapport de prospection et d'échantillonnage du till, Projet Kiksaboo-A1, Assessment report, GM 61243

Chevé, S., Gobeil, A., Clark, T., and Togola, N., 2001. Géologie de la rivière Beaune et des lacs à l'Aigle et Canatiche. Ministère des ressources naturelles, Québec, Rapport RG 2001-03.

Clark, T., 2003. Métallogénie des métaux usuels et précieux, des éléments radioactifs et des éléments des terres rares, région de la moyenne Côte-Nord, in Brisebois, D. and Clark, T., eds., Géologie et Ressources minéralies de la Partie Est de la Province de Grenville : Ministère des Ressources naturelles et de la Faune et des Parcs, Québec, DV 2002-03, p. 269-326.

Corriveau, L., 2007. Iron oxide copper-gold deposits: A Canadian perspective, in Goodfellow, W.D., ed., Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 307-328.

Corriveau, L., Perreault, S., and Davidson, A., 2007. Prospective metallogenic settings of the Grenville Province, in Goodfellow, W.D., ed., Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and

Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 819-847.

Cross, K.C., Daly, S.J., and Flint, R.B., 1993, Olympic Dam deposit, in Drexel, J.F., Preiss, W.V., and Parker, A.J., eds., The Geology of South Australia: South Australia Department of Mines and Energy, Bulletin 54, v.1, p. 132-138.

Currie, K.L. and Gittins, J., 1993. Preliminary report on peralkaline silica-undersaturated rocks in the Kipawa syenite gneiss complex, western Quebec; in Current Research, Part E; Geological Survey of Canada, Paper 93-1E, p.197-205.

Currie, K.L., et Breeman, O.V., 1996. The origin of rare minerals in the Kipawa Syenite complex, Western Quebec, The Canadian mineralogist, Vol. 34, pp. 435-452.

D'Amours, I., and Arsenault, J.L., 2006. Magnetic, Gamma ray spectrometry and FDEM survey, Hunter's Point project, Assessment report, GM 62739

Dudas, F.O., Davidson, A., and Bethune, K.M., 1994. Age of the Sudbury diabase dykes and their metamorphism in the Grenville Province, Ontario, Geological Survey of Canada, Current Research 1994-F, pp. 97-106.

Easton, R.M., 1992. The Grenville Province and the Proterozoic history of central and southern Ontario, in Thurston, P.C., Williams, H.R., Sutcliffe, R.H., and Scott, G.M., eds., Geology of Ontario: Ontario Geological Survey, Special Volume 4 (2), p. 715-904.

Ferris, G.M., and Schwarz, M.P., 2003. Proterozoic gold province of the central Gawler Craton: MESA Journal, v.30, p. 4-12.

Frederic, J. R., 2006. Campagne de terrain, Géologie, Projet Lac des Mouffettes, Assessment report, GM 62636

Gagnon, G., and Lalonde, J.P., 1983. Géochimie des sédiments de ruisseaux de la région du lac Kipawa, Ministère des Ressources naturelles, Québec, DP-83-01

Gandhi, S.S., 2004. World distribution of iron oxide ±Cu ±Au ±U (IOCG) deposits: geological Survey of Canada, Geoscience Data Repository, Mineral Resources Metadata.

Garvey, R.T., 1973. Diamond drill hole log, Kipawa property, Assessment report, GM 29558

Gaudreault, D., 2001. Rapport de travaux d'exploration sur la propriété Passe Jaways, Assessment report, GM 59333

Gauthier, M., Chartrand, F., Cayer, A., and David, J., 2004. The Kwyjibo Cu-REE-U-Au-Mo-F property, Québec: A Mesoproterozoic polymetallic iron oxide deposit in the Northeastern Grenville Province: Economic Geology, v. 99, p. 1177-1196.

Gledhill, T.R., 1969. Report on geophysical and geochemical surveys, Kipawa claim group, Assessment report, GM 25981

Haynes, D.W., Cross, K.C., Bills, R.T., and Reed, M.H., 1995. Olympic Dam ore genesis: A fluid-mixing model: Economic Geology, v. 90, p. 281-307.

Hebert, Y., 1995. Les Gîtes de Terres rares et Éléments associés dans les Districts miniers de Montréal-Laurentides, Estrie-Laurentides et Côte-Nord-Nouveau-Québec : Ministère des Ressources naturelles, Québec, MB-94-17, 140p.

Hinse, G., 1976. Assessment work report on the Kipawa project - PQ-4, Assessment report, GM 32151

Hirlemann, G., and mreh, L., 1969. Géochimie des sédiments de ruisseau: Région du lac Kipawa (Comté de Témiscamingue), Ministère des Ressources naturelles, Québec   DP 037

Hitzman, M.C., 2000. Iron oxide-Cu-Au deposits: What, where, when, and why?, in Porter, T.M., ed., Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective: PGC Publishing, Adelaide, v. 1, p. 9-25.

Hitzman, M.W., Oreskes, N., and Einaudi, M.T., 1992. Geological characteristics and tectonic setting of Proterozoic iron oxide (Cu-U-Au-LREE) deposits: Precambrian Research, v. 58, p.241-287.

Johnson, J.P., and Cross, K.C., 1995. U-Pb geochronological constraints on the genesis of the Olympic Dam Cu-U-Au-Ag deposit, South Australia: Economic Geology, v. 90, p. 1046-1063.

Kellett, R.L., Barnes, A.E., and Rive, M., 1994. The deep structure of the Grenville Front: a new perspective from western Quebec. Canadian Journal of Earth Sciences, 31: 282-292.

Kish, L., and Tremblay-Clark, P., 1978. Le district radioactif de Kipawa (Comté de Témiscamingue), Ministère des Ressources naturelles, Québec, DPV 579

Komarechka, R.G., 1996. Landsat geolineament assessment report, Ditem-Marum option part of R Groups, Assessment report, GM 54271

Lafond. J., and Demers, M., 2008. Sommaire des travaux d'exploration 2006-2007, propriété Kipawa. Mines Aurizon Ltée. 70p.

Leclerc, A., and Fleury, F., 2007. Travaux de prospection, Propriété Zeus, Assessment report, GM 63191

Lyall, H.B., 1959. Rapport préliminaire sur la région de McLachlin - Booth, District électoral de Témiscamingue, Preliminary report, RP 391

Lyons, P., Goleby, B., Jones, L., Drummond, B., and Korsch, R., 2004. Imaging the tectonic environment of the giant Olympic Dam iron oxide-copper-gold deposit, South Australia: 11th Deep Seismix Conference, Program with Abstracts, p.72.

Moller, P., 1989. Prospecting for rare-earth element deposits; in Lanthanides, Tantalum and Niobium; Society for Geology Applied to Mineral Deposits, Special Publication No.7, p.263-265.

Moorhead, J., and Girard, D., 1996. Anomalies aéromagnétiques circulaires possiblement reliées à des intrusions de kimberlite dans le nord-ouest québécois, Ministère des Ressources naturelles, Québec, MB 93-49

Morgan, J.H., and Pudifin, A.D., 1958. Aero-radiometric survey, Ostoboningue lake survey, Assessment report, GM 07595

Morse, R.H., 1971. Kipawa project, Report No 2, Assessment report, GM 27552

Morse, R.H., 1972. Kipawa project Report, Assessment report, GM 27592

Morse, R.H., 1972. Kipawa project, Report No 3, Western claim group, Assessment report, GM 28920

Morse, R.H., 1972. Kipawa project, Report No 4, Western claim group, Assessment report, GM 28921

Morse, R.H., 1973. Kipawa project, Report No 7, Radon studies, Assessment report, GM 29557

Morse, R.H., 1973. Kipawa project, Report No 5, Western claim group, Assessment report, GM 28581

Oreske, N., and Einaudi, M.T., 1992. Origin of hydrothermal fluids at Olympic Dam: Preliminary results from fluid inclusions and stable isotopes: Economic Geology, v.87, p.64-90.

Polito, P.A., Kyser T.K., Rheinberger, G., and Southgate P.N., 2005. A paragenetic and isotopic study of the Proterozoic Westmoreland uranium deposits, Southern McArthur Basin, Northern Territory, Australia. Economic Geology, 100, pp. 1243-1260.

Pollard, P.J., 2000. Evidence of a magmatic fluid source for iron oxide-Cu-Au mineralisation, in Porter, T.M., ed., Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective: PGC Publishing, Adelaide, v.1, p. 27-41.

Porter, T.M., 2000. Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A global Perspective, Volume 1: PGC Publishing, Adelaide, 349p.

Pourret, G., 1970. Géochimie des sédiments de ruisseau: Région du lac Kipawa, Comté de Pontiac-Témiscamingue, Ministère des Ressources naturelles, Québec, DP 241

Ray, G.E., and Lefebure, D.V., 2000. A synopsis or iron oxide ±Cu ±Au ±P ±REE deposits of the Candelaria-Kiruna-Olympic Dam family, in Geological Fieldwork 1999: British Columbia Ministry of Energy and Mines, Paper 2000-1, p. 267-272.

Reeve, J.S., Cross, K.C., Smith, R.N., and Oreskes, N., 1990. The Olympic Dam copper-uranium-gold-silver deposit, South Australia, in Hughes, F. ed., Geology of Mineral Deposits of Australia and Papua New Guinea: Australian Institute of Mining and Metallurgy, Monograph 14, p. 1009-1035.

Retty, J.A., 1932. Région de la carte du lac Ostaboning, Comté de Témiscamingue, Ministère des Ressources naturelles, Québec, RASM 1931-C1

Reynolds, L.J., 2000. Geology of the Olympic Dam Cu-U-Au-Ag-REE deposit, in Porter, T.M., ed., Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective: PGC Publishing, Adelaide, v.1, p. 93-104.

Richardson D.G. and Birkett, T.C., 1996. Gîtes de métaux rares associés à des roches hyperalcalines; dans Géologie des types de gîtes minéraux du Canada, rév. Par O.R. Eckstrand, W.D. Sinclair et R.I. Thorpe, Commission géologique du Canada, Géologie du Canada, n.8, p.581-600

Rive, M., 1972. Géochimie des sédiments de ruisseau. Région du lac Sairs (Comté de Témiscamingue), Ministère des Ressources naturelles, Québec, DP 396

Rive, M., 1972. Géologie de la région des lacs Ogascanane et Sairs, Comté de Témiscamingue, Ministère des Ressources naturelles, Québec, DP 062

Rive, M., 1972. Minéralisations dans la partie sud du Comté de Témiscamingue et la partie Ouest du Comté de Pontiac, Ministère des Ressources naturelles, Québec, DP 106

Rive, M., 1973. Géologie de la région des lacs Ogascanane et Sairs, Comté de Témiscamingue, Preliminary report, RP 606

Rive, M., 1973. Géologie de la region des lacs Ogascanane et Sairs, comté de Témiscamingue. Ministère des Richesses naturelles du Québec, Rapport Préliminaire 606, 13p.

Robert, J.L., 1961. Rapport préliminaire sur la région de Guay - Bruchesi, Comté de Témiscamingue, Preliminary report, DP 459

Robert, J.L., 1962. Rapport préliminaire sur la région de Fabre - Mazenod, Comté de Témiscamingue, Preliminary report,   RP 485

Roberts, D.E., and Hudson, G.R.T., 1983. The Olympic Dam copper-uranium-gold-silver deposit, Roxby Downs, South Australia: Economic Geology, v. 78, p. 799-822.

Sabourin, R.J.E., 1960. Rapport préliminaire sur la région de Pommeroy - Bellefeuille, District électoral de Témiscamingue, Preliminary report, RP 423

Sander, S., 1989. Project report, Helicopter borne and VLF-EM survey, Lac Sairs property, Assessment report, GM 49403

Schuur, W., 1969. Report on airborne gamma ray spectrometer survey in the Ville Marie area, Assessment report, GM 25493

Schuur, W., 1969. Report on airborne gamma ray spectrometer survey in the Kipawa area, Assessment report, GM 25882

Sharma, K.N.M., 1999. Géologie de la région du lac Ogascanane, Ministère des Ressources naturelles, Québec, RG 99-11

Sharma, K.N.M., and Jobin, E., 1999. Géologie de la région du lac Ostaboningue (31M/02), Ministère des Ressources naturelles, Québec, RG 99-12

Sillitoe, R.H., 2003. Iron oxide-copper-gold deposits: An Andean view: Mineralium Deposita, v. 38, p. 787-812.

Skirrow, R.G., Bastrakov, E., Raymond, O.L., Davidson, G., and Heithersay, P., 2002. The geological framework, distribution and controls of Fe-oxide Cu-Au mineralisation in the

Gawler Craton, South Australia: Part II – Alteration and mineralisation, in Porter, T.M., ed., Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective: PGC Publishing, Adelaide, v.2, p. 33-47.

Smith, A.Y., 1970., Geochemical orientation surveys, Grindstone property, Kipawa area, Assessment report, GM 26681

Tazava, E. and de Oliveira C.G., 2000. The Igarapé Bahia Au-Cu-(REE-U) deposit, Carajas mineral province, northern Brazil, in Porter, T.M., ed., Hydrothermal Iron Oxide Copper-Gold and Related Deposits: A Global Perspective: PGC Publishing, Adelaide, v.1, p. 203-212.

Thompson, A.C., 1958. Supplementary geological report on Upper Ottawa River area, Assessment report, GM 16377

Tremblay-Clark, P. and Kish, L., 1978. Le district radioactive de Kipawa; Ministère de l'Énergie et des Ressources du Québec, DPV 579, 28p.

Trueman, D.L., Pedersen, J.C., de St. Jorre, L., and Smith, D.G.W., 1988. The Thor Lake, N.W.T. rare earth deposits; in Recent Advances in the Geology of Granite – related Mineral Deposits; The Canadian Institute of Mining and Metallurgy, Special Volume 39, p. 280-290.

Trueman, T., 2005. Beaverlodge uranium district. Athabasca uranium short course, 2005 presentations. Website of the Department of Industry and Resources of the Government of Saskatchewan

Van der Leeden, J., 1979. Géologie de la région du lac Boudriault (Comté de Témiscamingue), Ministère des Ressources naturelles, Québec, DPV 708

Willars, J.G., 1970. Report on exploration program, Kipawa area, Assessment report, GM 25640

Willars, J.G., 1977. Diamond drill log, Assessment report, GM 33107

Williams, P.J., Barton, M.D., Johnson, D.A., Fontboté, L., DeHaller, A., Mark, G., Oliver, N.H.S., and Marschik, R., 2005. Iron oxide copper-gold deposits: Geology, space-time distribution, and possible mode of origin, in Hedenquist, J.W., Thompson, J.F.H., Goldfarb, R.J., and Richards, J.P., eds., Economic Geology 100th Anniversary Volume: Society of Economic Geologists, p. 371-405.

Wyborn, L.A.I., 2002. Granites and copper gold metallogenesis in the Australian Proterozoic, in Budd, A.R., Wyborn, L.A.I., and Bastrakova, I.V., eds., The Metallogenic Potential of Australian Proterozoic Granites: Geoscience Australia, Record 2001/12, p. 5-33.

Zahn, J.C., 1969. Report on an airborne geophysical survey, Kipawa lake area, Assessment report, GM 25565

22.0 SIGNATURE PAGE *(Item 24)*

TECHNICAL REPORT ON THE KIPAWA PROPERTY
(TÉMISCAMINGUE AREA, QUEBEC)
(according to Regulation 43-101 and Form 43-101F1)

Project Location

Latitude: 46°54' 30" N; Longitude: 78° 27' 00" W
Témiscamingue Area, Quebec, Canada

Prepared for

Aurizon Mines Ltd
Suite 3120, Park Place, 666 Burrard Street
Vancouver, B.C., Canada, V6C 2X8
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com

Prepared by:



Pierre-Luc Richard, B.Sc., G.I.T. (OGQ #1119)
InnovExplo – Consulting Firm
Val-d'Or (Québec)
E-mail : pierreluc.richard@innovexplo.com

 

Alain Carrier, M.Sc., P.Geo. (OGQ #281)
InnovExplo – Consulting Firm
Val-d'Or (Québec)
E-mail : alain.carrier@innovexplo.com

Signed in Val-d'Or (Quebec), December 23, 2008

23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES *(Item 25)*

Not applicable.

24.0 CERTIFICATE OF AUTHOR

I, Pierre-Luc Richard, B.Sc., Geo. in Training (OGQ #1119), do hereby certify that:

1. I am a consulting geologist of InnovExplo Inc., located at 560-B 3rd Avenue, Val d'Or, Quebec, Canada, J9P 1S4.

2. I completed a Bachelor's degree in Geology (B.Sc.) in 2004 from "Université du Québec à Montréal" (Montreal, Quebec). I began an M.Sc. degree at "Université du Québec à Chicoutimi" (Chicoutimi, Quebec) for which I completed the course program but not the thesis.

3. I am a member of the *Ordre des Géologues du Québec* (OGQ #1119).

4. I have been involved in the field of geology for more than 5 years.

5. I have read the definition of "Qualified Person" set out in Regulation 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in Regulation 43-101), and past relevant work experience, I fulfill the requirements to be a "Qualified Person" within the meaning of Regulation 43-101.

6. I am responsible for the preparation of the technical report on the Kipawa property titled "Technical Report on the Kipawa property (Témiscamingue area, Quebec), according to Regulation 43-101 and Form 43-101F1", dated December 23, 2008 (the "Technical Report").

6. I have had no prior involvement with the property that is the subject of the Technical Report.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report and for which the omission to disclose would make the Technical Report misleading.

8. I am independent of the issuer applying the tests in section 1.4 of Regulation 43-101.

9. I have read Regulation 43-101 respecting standards of disclosure for mineral projects and Form 43-101F1, and the Technical Report has been prepared in accordance with that regulation and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report. [1]

Dated this 23rd day of December, 2008, at Val d'Or (Quebec).



Pierre-Luc Richard, B.Sc., G.I.T. (OGQ #1119)

---

[1] If an issuer is using this certificate to accompany a technical report that will be filed only with the exchange, then the exchange recommends that this paragraph be included in the certificate.

CERTIFICATE OF AUTHOR

I, **Alain Carrier**, M.Sc., P.Geo, (OGQ no.281), from Val-d'Or (Québec) do hereby certify that:

1. I am employed by and carried out this assignment for InnovExplo – Consulting Firm in Mines and Exploration, *560-B 3rd Avenue, Val-d'Or, Québec, Canada,* J9P 1S4*.*

2. I graduated with a Bachelor's degree in Geology (1992; B.Sc.) and a Master's in Geology (1994; M.Sc.) from the "Université du Québec à Montréal" (Montréal, Québec). I initiated a Ph.D. at "INRS-Géoressources" (Sainte-Foy, Québec) for which I completed the course program but not the thesis.

3. I am a member of the *Ordre des Géologues du Québec* (OGQ, no. 281), of the Canadian Institute of Mines, Metallurgy and Petroleum (CIM, no. 91323), and of the Society of Economic Geologists (SEG, no. 132243).

4. I have been a Geological Consultant for InnovExplo since October 2003 and have worked as a geologist in mines and exploration programs for a total of 16 years since my graduation from university (Cambior Exploration, Silidor mine, Bouchard-Hébert mine, Sigma-Lamaque mine, South-Malartic Exploration, McWatters Exploration). Before that period, I was also involved in the mining industry as a geological technician (Francoeur mine, Ministère des Ressources naturelles, Cambior Exploration).

5. I have read the definition of "Qualified Person" set out in Regulation 43-101 respecting the standards of disclosure for mineral projects and certify that by reason of my education, affiliation with a professional association (as defined in Regulation 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" with the meaning of Regulation 43-101.

6. I am responsible for the preparation of the technical report on the Kipawa property titled "Technical Report on the Kipawa property (Témiscamingue area, Quebec), according to Regulation 43-101 and Form 43-101F1", dated December 23, 2008 (the "Technical Report"). I supervised field activities on properties in the vicinity of the Kipawa property in 2007. I visited the Kipawa property, including the Snake and Eagle mineralized occurrences, and have examined core at the Belleterre core facilities on October 22, 2008.

7. I have had no prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, of which the omission to disclose would make the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.4 of Regulation 43-101.

10. I have read Regulation 43-101 respecting standards of disclosure for mineral projects and Form 43-101F1, and the Technical Report has been prepared in accordance with that regulation and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.[1]

Dated this 23rd day of December, 2008, at Val d'Or (Quebec).

[1] If an issuer is using this certificate to accompany a technical report that will be filed only with the exchange, then the exchange recommends that this paragraph be included in the certificate.



Alain Carrier, M.Sc., P.Geo. (OGQ #281)

APPENDIX I
LIST OF CLAIMS

Title number	SNRC	Location	Status	Area	Registered owner
2013386	31L15	31L15 X 0002 0035 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013387	31L15	31L15 X 0002 0036 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013388	31L15	31L15 X 0002 0037 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013389	31L15	31L15 X 0003 0036 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013390	31L15	31L15 X 0003 0037 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013391	31L15	31L15 X 0003 0035 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013392	31L15	31L15 X 0004 0036 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013393	31L15	31L15 X 0004 0037 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013394	31L15	31L15 X 0011 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013395	31L15	31L15 X 0011 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013396	31L15	31L15 X 0011 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013397	31L15	31L15 X 0011 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013398	31L15	31L15 X 0012 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013399	31L15	31L15 X 0012 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013400	31L15	31L15 X 0012 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013401	31L15	31L15 X 0013 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013402	31L15	31L15 X 0013 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013403	31L15	31L15 X 0014 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013404	31L15	31L15 X 0014 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013405	31L15	31L15 X 0015 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013406	31L15	31L15 X 0015 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013407	31L15	31L15 X 0015 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013414	31L15	31L15 X 0021 0046 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013415	31L15	31L15 X 0021 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013416	31L15	31L15 X 0022 0046 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013417	31L15	31L15 X 0022 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013418	31L15	31L15 X 0023 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013419	31L15	31L15 X 0023 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013420	31L15	31L15 X 0023 0046 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013421	31L15	31L15 X 0025 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013422	31L15	31L15 X 0026 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013423	31L15	31L15 X 0026 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013424	31L15	31L15 X 0027 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013425	31L15	31L15 X 0027 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2013426	31L15	31L15 X 0024 0046 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015069	31L16	31L16 X 0013 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015070	31L16	31L16 X 0013 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015071	31L16	31L16 X 0014 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015072	31L16	31L16 X 0014 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015073	31L16	31L16 X 0015 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015074	31L16	31L16 X 0015 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015077	31L16	31L16 X 0016 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015078	31L16	31L16 X 0016 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015080	31L16	31L16 X 0021 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015081	31L16	31L16 X 0021 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015082	31L16	31L16 X 0022 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015083	31L16	31L16 X 0022 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015085	31L16	31L16 X 0023 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2015086	31L16	31L16 X 0023 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015089	31L16	31L16 X 0024 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015090	31L16	31L16 X 0024 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015094	31L16	31L16 X 0025 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015095	31L16	31L16 X 0026 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015096	31L16	31L16 X 0026 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015097	31L16	31L16 X 0025 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015099	31L16	31L16 X 0026 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015101	31L16	31L16 X 0027 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015102	31L16	31L16 X 0027 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015103	31L16	31L16 X 0028 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015104	31L16	31L16 X 0028 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015105	31L16	31L16 X 0028 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015106	31L16	31L16 X 0029 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015107	31L16	31L16 X 0029 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2015108	31L16	31L16 X 0029 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034146	31L16	31L16 X 0017 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034147	31L16	31L16 X 0017 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034148	31L16	31L16 X 0017 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034149	31L16	31L16 X 0017 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034150	31L16	31L16 X 0018 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034151	31L16	31L16 X 0018 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034152	31L16	31L16 X 0018 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034153	31L16	31L16 X 0018 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034154	31L16	31L16 X 0018 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034155	31L16	31L16 X 0018 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034156	31L16	31L16 X 0018 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034157	31L16	31L16 X 0019 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034158	31L16	31L16 X 0019 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034159	31L16	31L16 X 0019 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034160	31L16	31L16 X 0019 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034161	31L16	31L16 X 0019 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034162	31L16	31L16 X 0019 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034163	31L16	31L16 X 0019 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034164	31L16	31L16 X 0019 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034165	31L16	31L16 X 0019 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034166	31L16	31L16 X 0020 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034167	31L16	31L16 X 0020 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034168	31L16	31L16 X 0020 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034169	31L16	31L16 X 0020 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034170	31L16	31L16 X 0020 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034171	31L16	31L16 X 0020 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034172	31L16	31L16 X 0021 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034173	31L16	31L16 X 0021 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034174	31L16	31L16 X 0021 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034175	31L16	31L16 X 0022 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034176	31L16	31L16 X 0022 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034177	31L16	31L16 X 0022 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2034178	31L16	31L16 X 0023 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034179	31L16	31L16 X 0024 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034180	31L16	31L16 X 0025 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034181	31L16	31L16 X 0026 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034182	31L16	31L16 X 0027 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034183	31L16	31L16 X 0027 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034184	31L16	31L16 X 0028 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034185	31L16	31L16 X 0028 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034186	31L16	31L16 X 0029 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034187	31L16	31L16 X 0030 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034188	31L16	31L16 X 0030 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034189	31L16	31L16 X 0030 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034190	31L16	31L16 X 0030 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034191	31L15	31L15 X 0004 0035 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034192	31L15	31L15 X 0005 0034 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034193	31L15	31L15 X 0005 0035 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034194	31L15	31L15 X 0006 0034 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034195	31L15	31L15 X 0006 0035 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034196	31L15	31L15 X 0007 0034 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034197	31L15	31L15 X 0007 0035 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034198	31L15	31L15 X 0007 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034199	31L15	31L15 X 0006 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034200	31L15	31L15 X 0008 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034201	31L15	31L15 X 0008 0034 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034202	31L15	31L15 X 0008 0035 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034203	31L15	31L15 X 0017 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034204	31L15	31L15 X 0017 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034205	31L15	31L15 X 0018 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034206	31L15	31L15 X 0018 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034207	31L15	31L15 X 0018 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034208	31L15	31L15 X 0018 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034209	31L15	31L15 X 0019 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034210	31L15	31L15 X 0019 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034211	31L15	31L15 X 0019 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034212	31L15	31L15 X 0019 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034213	31L15	31L15 X 0019 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034214	31L15	31L15 X 0020 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034215	31L15	31L15 X 0020 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034216	31L15	31L15 X 0020 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034217	31L15	31L15 X 0020 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034218	31L15	31L15 X 0021 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034219	31L15	31L15 X 0021 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034220	31L15	31L15 X 0021 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034221	31L15	31L15 X 0020 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034222	31L15	31L15 X 0021 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034223	31L15	31L15 X 0021 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034224	31L15	31L15 X 0021 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034225	31L15	31L15 X 0022 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2034226	31L15	31L15 X 0022 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034227	31L15	31L15 X 0022 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034228	31L15	31L15 X 0022 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034229	31L15	31L15 X 0022 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034230	31L15	31L15 X 0022 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034231	31L15	31L15 X 0023 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034232	31L15	31L15 X 0023 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034233	31L15	31L15 X 0023 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034234	31L15	31L15 X 0023 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034241	31L15	31L15 X 0016 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034242	31L15	31L15 X 0016 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034243	31L15	31L15 X 0016 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034244	31L15	31L15 X 0017 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034245	31L15	31L15 X 0017 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034246	31L15	31L15 X 0017 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034247	31L15	31L15 X 0018 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034248	31L15	31L15 X 0018 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034249	31L15	31L15 X 0018 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034250	31L15	31L15 X 0018 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034251	31L15	31L15 X 0019 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034252	31L15	31L15 X 0019 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034253	31L15	31L15 X 0019 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034254	31L15	31L15 X 0019 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034255	31L15	31L15 X 0020 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034256	31L15	31L15 X 0020 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034257	31L15	31L15 X 0024 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034258	31L15	31L15 X 0025 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034259	31L15	31L15 X 0026 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034260	31L15	31L15 X 0027 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034261	31L16	31L16 X 0018 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034262	31L16	31L16 X 0019 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034263	31L16	31L16 X 0020 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034264	31L16	31L16 X 0020 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034265	31L16	31L16 X 0020 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034266	31L16	31L16 X 0020 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034267	31L16	31L16 X 0021 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034268	31L16	31L16 X 0021 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034269	31L16	31L16 X 0021 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034270	31L16	31L16 X 0021 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034271	31L16	31L16 X 0022 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034272	31L16	31L16 X 0022 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034273	31L16	31L16 X 0022 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034274	31L16	31L16 X 0023 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034275	31L16	31L16 X 0023 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034276	31L16	31L16 X 0022 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034277	31L16	31L16 X 0023 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034278	31L16	31L16 X 0023 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034279	31L16	31L16 X 0024 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2034280	31L16	31L16 X 0024 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034281	31L16	31L16 X 0024 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034282	31L16	31L16 X 0024 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034283	31L16	31L16 X 0025 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034284	31L16	31L16 X 0025 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034285	31L16	31L16 X 0025 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034286	31L16	31L16 X 0025 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034287	31L16	31L16 X 0026 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034288	31L16	31L16 X 0026 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034289	31L16	31L16 X 0026 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034290	31L16	31L16 X 0026 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034291	31L16	31L16 X 0027 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034292	31L16	31L16 X 0027 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034293	31L16	31L16 X 0027 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034294	31L16	31L16 X 0027 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034295	31L16	31L16 X 0028 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034296	31L16	31L16 X 0028 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034297	31L16	31L16 X 0028 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034298	31L16	31L16 X 0028 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034299	31L16	31L16 X 0029 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034300	31L16	31L16 X 0029 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034301	31L16	31L16 X 0029 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034302	31L16	31L16 X 0030 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034303	31L16	31L16 X 0030 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034304	31L16	31L16 X 0030 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034305	31L15	31L15 X 0018 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034306	31L15	31L15 X 0018 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034307	31L15	31L15 X 0019 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034308	31L15	31L15 X 0020 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034309	31L15	31L15 X 0020 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034310	31L15	31L15 X 0021 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034311	31L15	31L15 X 0021 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034312	31L15	31L15 X 0022 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034313	31L15	31L15 X 0021 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034314	31L15	31L15 X 0022 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034315	31L15	31L15 X 0022 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034316	31L15	31L15 X 0023 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034317	31L15	31L15 X 0023 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034318	31L15	31L15 X 0024 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034319	31L15	31L15 X 0024 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034320	31L15	31L15 X 0025 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034321	31L15	31L15 X 0025 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034322	31L15	31L15 X 0026 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034323	31L15	31L15 X 0026 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034324	31L15	31L15 X 0027 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034325	31L15	31L15 X 0027 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034349	31L16	31L16 X 0016 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034350	31L16	31L16 X 0016 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2034351	31L16	31L16 X 0020 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034352	31L16	31L16 X 0020 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034353	31L16	31L16 X 0021 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034354	31L16	31L16 X 0021 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034355	31L16	31L16 X 0021 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034356	31L16	31L16 X 0021 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034357	31L16	31L16 X 0022 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034358	31L16	31L16 X 0022 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034359	31L16	31L16 X 0022 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034360	31L16	31L16 X 0023 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034361	31L16	31L16 X 0023 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034362	31L16	31L16 X 0022 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034363	31L16	31L16 X 0023 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034364	31L16	31L16 X 0024 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034365	31L16	31L16 X 0024 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034366	31L16	31L16 X 0023 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034367	31L16	31L16 X 0024 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034368	31L16	31L16 X 0024 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034369	31L16	31L16 X 0025 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034370	31L16	31L16 X 0025 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034371	31L16	31L16 X 0025 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034372	31L16	31L16 X 0025 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034373	31L16	31L16 X 0026 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034374	31L16	31L16 X 0026 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034375	31L16	31L16 X 0026 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034376	31L16	31L16 X 0026 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034377	31L16	31L16 X 0027 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034378	31L16	31L16 X 0027 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034379	31L16	31L16 X 0027 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034380	31L16	31L16 X 0028 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034381	31L16	31L16 X 0028 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034382	31L16	31L16 X 0028 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034383	31L16	31L16 X 0028 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034384	31L16	31L16 X 0029 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034385	31L16	31L16 X 0029 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034386	31L16	31L16 X 0029 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034387	31L16	31L16 X 0029 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034388	31L16	31L16 X 0030 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034389	31L16	31L16 X 0030 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034560	31L15	31L15 X 0004 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034561	31L15	31L15 X 0004 0034 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034562	31L15	31L15 X 0005 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034563	31L15	31L15 X 0005 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034564	31L15	31L15 X 0006 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034565	31L15	31L15 X 0012 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034566	31L15	31L15 X 0012 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034567	31L15	31L15 X 0012 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034568	31L15	31L15 X 0012 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2034569	31L15	31L15 X 0013 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034570	31L15	31L15 X 0013 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034571	31L15	31L15 X 0013 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034572	31L16	31L16 X 0017 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034573	31L16	31L16 X 0017 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034574	31L16	31L16 X 0017 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034575	31L16	31L16 X 0017 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034576	31L16	31L16 X 0018 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034577	31L16	31L16 X 0018 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034578	31L16	31L16 X 0018 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034579	31L16	31L16 X 0021 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034580	31L16	31L16 X 0021 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034581	31L16	31L16 X 0022 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034582	31L16	31L16 X 0022 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034583	31L16	31L16 X 0023 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034584	31L16	31L16 X 0023 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034585	31L16	31L16 X 0024 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034586	31L16	31L16 X 0024 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034587	31L16	31L16 X 0025 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034588	31L16	31L16 X 0025 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034589	31L16	31L16 X 0026 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034590	31L16	31L16 X 0026 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034591	31L16	31L16 X 0027 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034592	31L16	31L16 X 0027 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034593	31L16	31L16 X 0028 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034594	31L16	31L16 X 0028 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034595	31L16	31L16 X 0029 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034596	31L16	31L16 X 0029 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034597	31L16	31L16 X 0030 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2034598	31L16	31L16 X 0030 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036048	31L15	31L15 X 0010 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036049	31L15	31L15 X 0010 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036050	31L15	31L15 X 0010 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036051	31L15	31L15 X 0011 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036052	31L15	31L15 X 0011 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036053	31L15	31L15 X 0011 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036054	31L15	31L15 X 0011 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036055	31L15	31L15 X 0012 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036056	31L15	31L15 X 0012 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036057	31L15	31L15 X 0013 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036058	31L15	31L15 X 0014 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036059	31L15	31L15 X 0014 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036060	31L15	31L15 X 0014 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036061	31L15	31L15 X 0014 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036062	31L15	31L15 X 0014 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036063	31L15	31L15 X 0014 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036064	31L15	31L15 X 0014 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036065	31L15	31L15 X 0014 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2036066	31L15	31L15 X 0015 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036067	31L15	31L15 X 0015 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036068	31L15	31L15 X 0015 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036069	31L15	31L15 X 0015 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036070	31L15	31L15 X 0015 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036071	31L15	31L15 X 0015 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036072	31L15	31L15 X 0015 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036073	31L15	31L15 X 0015 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036074	31L15	31L15 X 0015 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036075	31L15	31L15 X 0016 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036076	31L15	31L15 X 0016 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036077	31L15	31L15 X 0016 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036078	31L15	31L15 X 0016 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036079	31L15	31L15 X 0016 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036080	31L15	31L15 X 0016 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036081	31L15	31L15 X 0017 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036082	31L15	31L15 X 0017 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036083	31L15	31L15 X 0017 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036084	31L15	31L15 X 0017 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036105	31L16	31L16 X 0021 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036107	31L16	31L16 X 0022 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036109	31L16	31L16 X 0023 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036111	31L16	31L16 X 0024 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036113	31L16	31L16 X 0025 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036115	31L16	31L16 X 0026 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036117	31L16	31L16 X 0027 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036119	31L16	31L16 X 0028 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036121	31L16	31L16 X 0029 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036123	31L16	31L16 X 0029 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036125	31L16	31L16 X 0029 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036127	31L16	31L16 X 0030 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036129	31L16	31L16 X 0030 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036131	31L16	31L16 X 0030 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036133	31L16	31L16 X 0030 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036135	31L16	31L16 X 0030 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036859	31L16	31L16 X 0014 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036860	31L16	31L16 X 0015 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036861	31L16	31L16 X 0026 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036862	31L16	31L16 X 0026 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036863	31L16	31L16 X 0026 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036864	31L16	31L16 X 0026 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036865	31L16	31L16 X 0027 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036866	31L16	31L16 X 0027 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036867	31L16	31L16 X 0027 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036868	31L16	31L16 X 0027 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036869	31L16	31L16 X 0028 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036870	31L16	31L16 X 0028 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2036871	31L16	31L16 X 0028 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2036872	31L16	31L16 X 0028 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037256	31M01	31M01 X 0012 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037257	31M01	31M01 X 0013 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037258	31M01	31M01 X 0013 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037259	31M01	31M01 X 0013 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037260	31M01	31M01 X 0014 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037261	31M01	31M01 X 0014 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037262	31M01	31M01 X 0014 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037263	31M01	31M01 X 0015 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037264	31M01	31M01 X 0015 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037265	31M01	31M01 X 0015 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037266	31M01	31M01 X 0015 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037267	31M01	31M01 X 0015 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037268	31M01	31M01 X 0015 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037269	31M01	31M01 X 0015 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037270	31M01	31M01 X 0016 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037271	31M01	31M01 X 0016 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037272	31M01	31M01 X 0016 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037273	31M01	31M01 X 0016 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037274	31M01	31M01 X 0016 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037275	31M01	31M01 X 0016 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037276	31M01	31M01 X 0016 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037277	31M01	31M01 X 0017 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037278	31M01	31M01 X 0017 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037279	31M01	31M01 X 0017 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037280	31M01	31M01 X 0017 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037281	31M01	31M01 X 0017 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037282	31M01	31M01 X 0017 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037283	31M01	31M01 X 0017 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037284	31M01	31M01 X 0018 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037285	31M01	31M01 X 0018 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037286	31M01	31M01 X 0018 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037287	31M01	31M01 X 0018 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037288	31M01	31M01 X 0018 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037289	31M01	31M01 X 0018 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037290	31M01	31M01 X 0019 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037291	31M01	31M01 X 0019 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037292	31M01	31M01 X 0019 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037293	31M01	31M01 X 0019 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037294	31M01	31M01 X 0020 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037295	31M01	31M01 X 0020 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037296	31M02	31M02 X 0009 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037297	31M02	31M02 X 0009 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037298	31M02	31M02 X 0010 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037299	31M02	31M02 X 0010 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037300	31M02	31M02 X 0010 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037301	31M02	31M02 X 0011 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037302	31M02	31M02 X 0011 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037303	31M02	31M02 X 0011 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037304	31M02	31M02 X 0011 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037305	31M02	31M02 X 0011 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037306	31M02	31M02 X 0012 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037307	31M02	31M02 X 0012 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037308	31M02	31M02 X 0012 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037309	31M02	31M02 X 0012 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037310	31M02	31M02 X 0012 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037311	31M02	31M02 X 0013 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037312	31M02	31M02 X 0013 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037313	31M02	31M02 X 0013 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037314	31M02	31M02 X 0013 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037315	31M02	31M02 X 0013 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037316	31M02	31M02 X 0013 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037317	31M02	31M02 X 0013 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037318	31M02	31M02 X 0014 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037319	31M02	31M02 X 0014 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037320	31M02	31M02 X 0014 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037321	31M02	31M02 X 0014 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037322	31M02	31M02 X 0014 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037323	31M02	31M02 X 0014 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037324	31M02	31M02 X 0014 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037325	31M02	31M02 X 0015 0012 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037326	31M02	31M02 X 0015 0013 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037327	31M02	31M02 X 0015 0014 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037328	31M02	31M02 X 0015 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037329	31M02	31M02 X 0015 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037330	31M02	31M02 X 0015 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037331	31M02	31M02 X 0015 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037332	31M02	31M02 X 0016 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037333	31M02	31M02 X 0016 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037334	31M02	31M02 X 0016 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037335	31M02	31M02 X 0017 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037336	31M03	31M03 X 0017 0036 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037337	31M03	31M03 X 0017 0037 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037338	31M03	31M03 X 0017 0038 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037339	31M03	31M03 X 0017 0039 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037340	31M03	31M03 X 0017 0040 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037341	31M03	31M03 X 0017 0041 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037342	31M03	31M03 X 0017 0042 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037343	31M03	31M03 X 0018 0038 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037344	31M03	31M03 X 0018 0039 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037345	31M03	31M03 X 0018 0040 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037346	31M03	31M03 X 0018 0041 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037347	31M03	31M03 X 0018 0042 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037348	31M03	31M03 X 0018 0043 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037349	31M03	31M03 X 0018 0044 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037350	31M03	31M03 X 0018 0045 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037351	31M03	31M03 X 0018 0046 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037352	31M03	31M03 X 0018 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037353	31M03	31M03 X 0019 0039 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037354	31M03	31M03 X 0019 0040 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037355	31M03	31M03 X 0019 0041 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037356	31M03	31M03 X 0019 0042 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037357	31M03	31M03 X 0019 0043 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037358	31M03	31M03 X 0019 0044 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037359	31M03	31M03 X 0019 0045 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037360	31M03	31M03 X 0019 0046 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037361	31M03	31M03 X 0019 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037362	31M03	31M03 X 0020 0039 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037363	31M03	31M03 X 0020 0040 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037364	31M03	31M03 X 0020 0041 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037365	31M03	31M03 X 0020 0042 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037366	31M03	31M03 X 0020 0043 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037367	31M03	31M03 X 0020 0044 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037368	31M03	31M03 X 0020 0045 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037369	31M03	31M03 X 0020 0046 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037370	31M03	31M03 X 0021 0044 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037371	31M03	31M03 X 0021 0045 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037372	31M03	31M03 X 0021 0046 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037373	31M03	31M03 X 0022 0044 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037374	31M03	31M03 X 0022 0045 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037375	31M03	31M03 X 0022 0046 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037409	31M03	31M03 X 0017 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037410	31M03	31M03 X 0017 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037411	31M03	31M03 X 0017 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037413	31M03	31M03 X 0017 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037414	31M03	31M03 X 0018 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037415	31M03	31M03 X 0018 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037416	31M03	31M03 X 0018 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037417	31M03	31M03 X 0018 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037418	31M03	31M03 X 0018 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037419	31M03	31M03 X 0019 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037420	31M03	31M03 X 0019 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037421	31M03	31M03 X 0019 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037422	31M03	31M03 X 0019 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037423	31M03	31M03 X 0019 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037424	31M03	31M03 X 0020 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037425	31M03	31M03 X 0020 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037426	31M03	31M03 X 0020 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037427	31M03	31M03 X 0020 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037428	31M03	31M03 X 0020 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037429	31M03	31M03 X 0020 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037430	31M03	31M03 X 0021 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037431	31M03	31M03 X 0021 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037432	31M03	31M03 X 0021 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037433	31M03	31M03 X 0021 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037434	31M03	31M03 X 0021 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037435	31M03	31M03 X 0021 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037436	31M03	31M03 X 0022 0047 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037437	31M03	31M03 X 0022 0048 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037438	31M03	31M03 X 0022 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037439	31M03	31M03 X 0022 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037440	31M03	31M03 X 0022 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037441	31M03	31M03 X 0022 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037442	31M03	31M03 X 0023 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037443	31M03	31M03 X 0023 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037444	31M03	31M03 X 0023 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037445	31M03	31M03 X 0023 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037446	31M03	31M03 X 0024 0049 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037447	31M03	31M03 X 0024 0050 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037448	31M03	31M03 X 0024 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037449	31M03	31M03 X 0024 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037465	31M02	31M02 X 0007 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037466	31M02	31M02 X 0007 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037467	31M02	31M02 X 0007 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037468	31M02	31M02 X 0008 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037469	31M02	31M02 X 0008 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037470	31M02	31M02 X 0008 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037471	31M02	31M02 X 0009 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037472	31M02	31M02 X 0009 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037473	31M02	31M02 X 0009 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037474	31M02	31M02 X 0009 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037475	31M02	31M02 X 0010 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037476	31M02	31M02 X 0010 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037477	31M02	31M02 X 0010 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037478	31M02	31M02 X 0010 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037479	31M02	31M02 X 0011 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037480	31M02	31M02 X 0011 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037481	31M02	31M02 X 0011 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037482	31M02	31M02 X 0011 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037483	31M02	31M02 X 0012 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037484	31M02	31M02 X 0012 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037485	31M02	31M02 X 0012 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037486	31M02	31M02 X 0012 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037487	31M02	31M02 X 0013 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037488	31M02	31M02 X 0013 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037489	31M02	31M02 X 0013 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037490	31M02	31M02 X 0013 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037491	31M02	31M02 X 0014 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037492	31M02	31M02 X 0014 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037493	31M02	31M02 X 0014 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037494	31M02	31M02 X 0014 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037495	31M02	31M02 X 0015 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037496	31M02	31M02 X 0015 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037497	31M02	31M02 X 0015 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037498	31M02	31M02 X 0016 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037499	31M02	31M02 X 0016 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037500	31M02	31M02 X 0016 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037501	31M02	31M02 X 0017 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037502	31M02	31M02 X 0017 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037503	31M02	31M02 X 0017 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037504	31M02	31M02 X 0017 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037518	31M02	31M02 X 0007 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037519	31M02	31M02 X 0007 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037520	31M02	31M02 X 0007 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037521	31M02	31M02 X 0007 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037522	31M02	31M02 X 0008 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037523	31M02	31M02 X 0008 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037524	31M02	31M02 X 0008 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037525	31M02	31M02 X 0008 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037526	31M02	31M02 X 0009 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037527	31M02	31M02 X 0009 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037528	31M02	31M02 X 0009 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037529	31M02	31M02 X 0009 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037530	31M02	31M02 X 0010 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037531	31M02	31M02 X 0010 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037532	31M02	31M02 X 0010 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037533	31M02	31M02 X 0010 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037534	31M02	31M02 X 0011 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037535	31M02	31M02 X 0011 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037536	31M02	31M02 X 0011 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037537	31M02	31M02 X 0011 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037538	31M02	31M02 X 0012 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037539	31M02	31M02 X 0012 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037540	31M02	31M02 X 0012 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037541	31M02	31M02 X 0012 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037542	31M02	31M02 X 0013 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037543	31M02	31M02 X 0013 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037544	31M02	31M02 X 0013 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037545	31M02	31M02 X 0013 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037546	31M02	31M02 X 0014 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037547	31M02	31M02 X 0014 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037548	31M02	31M02 X 0014 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037549	31M02	31M02 X 0015 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037550	31M02	31M02 X 0015 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037551	31M02	31M02 X 0015 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037552	31M02	31M02 X 0015 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037553	31M02	31M02 X 0016 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037554	31M02	31M02 X 0016 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037555	31M02	31M02 X 0016 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037556	31M02	31M02 X 0016 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037557	31M02	31M02 X 0017 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037558	31M01	31M01 X 0003 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037559	31M01	31M01 X 0004 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037560	31M01	31M01 X 0004 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037561	31M01	31M01 X 0004 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037562	31M01	31M01 X 0005 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037563	31M01	31M01 X 0005 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037564	31M01	31M01 X 0005 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037565	31M01	31M01 X 0006 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037566	31M01	31M01 X 0006 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037567	31M01	31M01 X 0006 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037568	31M01	31M01 X 0007 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037569	31M01	31M01 X 0007 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037570	31M01	31M01 X 0007 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037571	31M01	31M01 X 0008 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037572	31M01	31M01 X 0008 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037573	31M01	31M01 X 0008 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037574	31M01	31M01 X 0009 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037575	31M01	31M01 X 0009 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037576	31M01	31M01 X 0009 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037577	31M01	31M01 X 0010 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037578	31M01	31M01 X 0010 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037579	31M01	31M01 X 0010 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037580	31M01	31M01 X 0011 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037581	31M01	31M01 X 0011 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037582	31M01	31M01 X 0011 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037583	31M01	31M01 X 0012 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037584	31M01	31M01 X 0012 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037585	31M01	31M01 X 0012 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037586	31M01	31M01 X 0013 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037587	31M01	31M01 X 0013 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037588	31M01	31M01 X 0014 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037589	31M01	31M01 X 0014 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037590	31M01	31M01 X 0015 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037591	31M01	31M01 X 0015 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037592	31M01	31M01 X 0016 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037593	31M01	31M01 X 0016 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037594	31M01	31M01 X 0017 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037595	31M01	31M01 X 0017 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037596	31M01	31M01 X 0019 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037597	31M01	31M01 X 0020 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037600	31M03	31M03 X 0018 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037601	31M03	31M03 X 0018 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037602	31M03	31M03 X 0018 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037603	31M03	31M03 X 0018 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037604	31M03	31M03 X 0019 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037605	31M03	31M03 X 0019 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037606	31M03	31M03 X 0019 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037607	31M03	31M03 X 0019 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037608	31M03	31M03 X 0020 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037609	31M03	31M03 X 0020 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037610	31M03	31M03 X 0020 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037611	31M03	31M03 X 0020 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037612	31M03	31M03 X 0021 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037613	31M03	31M03 X 0021 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037614	31M03	31M03 X 0021 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037615	31M03	31M03 X 0021 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037616	31M03	31M03 X 0022 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037617	31M03	31M03 X 0022 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037618	31M03	31M03 X 0022 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037619	31M03	31M03 X 0022 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037620	31M03	31M03 X 0023 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037621	31M03	31M03 X 0023 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037622	31M03	31M03 X 0023 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037623	31M03	31M03 X 0023 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037624	31M03	31M03 X 0024 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037625	31M03	31M03 X 0024 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037626	31M03	31M03 X 0024 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037627	31M03	31M03 X 0024 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037628	31M03	31M03 X 0025 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037629	31M03	31M03 X 0025 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037630	31M03	31M03 X 0025 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037631	31M03	31M03 X 0025 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037632	31M03	31M03 X 0025 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037633	31M03	31M03 X 0026 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037634	31M03	31M03 X 0026 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037635	31M03	31M03 X 0026 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037636	31M03	31M03 X 0027 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037637	31M03	31M03 X 0027 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037638	31M03	31M03 X 0028 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037639	31M03	31M03 X 0028 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037640	31M02	31M02 X 0007 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037641	31M02	31M02 X 0007 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037642	31M02	31M02 X 0007 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037643	31M02	31M02 X 0008 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037644	31M02	31M02 X 0008 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037645	31M02	31M02 X 0008 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037646	31M02	31M02 X 0009 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037647	31M02	31M02 X 0009 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037648	31M01	31M01 X 0001 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037649	31M02	31M02 X 0009 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037650	31M01	31M01 X 0001 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037651	31M02	31M02 X 0010 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037652	31M01	31M01 X 0001 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037653	31M02	31M02 X 0010 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037654	31M01	31M01 X 0002 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037655	31M02	31M02 X 0010 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037656	31M01	31M01 X 0002 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037657	31M02	31M02 X 0010 0030 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037658	31M01	31M01 X 0003 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037659	31M02	31M02 X 0011 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037660	31M01	31M01 X 0003 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037661	31M02	31M02 X 0011 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037662	31M01	31M01 X 0004 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037663	31M02	31M02 X 0011 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037664	31M01	31M01 X 0004 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037665	31M02	31M02 X 0011 0030 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037666	31M01	31M01 X 0005 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037667	31M02	31M02 X 0012 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037668	31M01	31M01 X 0005 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037669	31M02	31M02 X 0012 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037670	31M01	31M01 X 0006 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037671	31M02	31M02 X 0012 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037672	31M01	31M01 X 0006 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037673	31M02	31M02 X 0012 0030 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037674	31M01	31M01 X 0007 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037675	31M02	31M02 X 0013 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037676	31M01	31M01 X 0007 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037677	31M02	31M02 X 0013 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037678	31M01	31M01 X 0008 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037679	31M02	31M02 X 0013 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037680	31M01	31M01 X 0008 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037681	31M02	31M02 X 0013 0030 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037682	31M01	31M01 X 0009 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037683	31M02	31M02 X 0014 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037684	31M01	31M01 X 0009 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037685	31M02	31M02 X 0014 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037686	31M01	31M01 X 0010 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037687	31M02	31M02 X 0014 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037688	31M01	31M01 X 0010 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037689	31M02	31M02 X 0014 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037690	31M01	31M01 X 0011 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037691	31M02	31M02 X 0014 0030 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037692	31M01	31M01 X 0011 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037693	31M02	31M02 X 0015 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037694	31M01	31M01 X 0012 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037695	31M02	31M02 X 0015 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037696	31M01	31M01 X 0012 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037697	31M02	31M02 X 0015 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037698	31M01	31M01 X 0013 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037699	31M02	31M02 X 0015 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037700	31M01	31M01 X 0013 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037701	31M02	31M02 X 0015 0030 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037702	31M01	31M01 X 0013 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037703	31M02	31M02 X 0016 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037704	31M01	31M01 X 0014 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037705	31M02	31M02 X 0016 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037706	31M01	31M01 X 0014 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037707	31M02	31M02 X 0016 0028 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037708	31M01	31M01 X 0014 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037709	31M02	31M02 X 0016 0029 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037710	31M01	31M01 X 0015 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037711	31M02	31M02 X 0016 0030 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037712	31M01	31M01 X 0015 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037713	31M01	31M01 X 0015 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037714	31M01	31M01 X 0016 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037715	31M01	31M01 X 0016 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037716	31M01	31M01 X 0016 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037717	31M01	31M01 X 0017 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037718	31M01	31M01 X 0017 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037719	31M01	31M01 X 0017 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037720	31M03	31M03 X 0018 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037721	31M01	31M01 X 0001 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037722	31M03	31M03 X 0018 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037723	31M01	31M01 X 0001 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037724	31M03	31M03 X 0018 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037725	31M01	31M01 X 0002 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037726	31M03	31M03 X 0018 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037727	31M01	31M01 X 0002 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037728	31M03	31M03 X 0019 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037729	31M01	31M01 X 0003 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037730	31M03	31M03 X 0019 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037731	31M01	31M01 X 0003 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037732	31M03	31M03 X 0019 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037733	31M01	31M01 X 0003 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037734	31M03	31M03 X 0019 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037735	31M01	31M01 X 0004 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037736	31M03	31M03 X 0020 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037737	31M01	31M01 X 0004 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037738	31M03	31M03 X 0020 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037739	31M01	31M01 X 0004 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037740	31M03	31M03 X 0020 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037741	31M01	31M01 X 0005 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037742	31M03	31M03 X 0020 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037743	31M01	31M01 X 0005 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037744	31M03	31M03 X 0021 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037745	31M01	31M01 X 0005 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037746	31M03	31M03 X 0021 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037747	31M01	31M01 X 0006 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037748	31M03	31M03 X 0021 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037749	31M01	31M01 X 0006 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037750	31M03	31M03 X 0021 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037751	31M01	31M01 X 0006 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037752	31M03	31M03 X 0022 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037753	31M01	31M01 X 0007 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037754	31M03	31M03 X 0022 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037755	31M01	31M01 X 0007 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037756	31M03	31M03 X 0022 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037757	31M01	31M01 X 0007 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037758	31M03	31M03 X 0022 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037759	31M01	31M01 X 0008 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037760	31M03	31M03 X 0023 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037761	31M01	31M01 X 0008 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037762	31M03	31M03 X 0023 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037763	31M01	31M01 X 0008 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037764	31M03	31M03 X 0023 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037765	31M01	31M01 X 0009 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037766	31M03	31M03 X 0023 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037767	31M01	31M01 X 0009 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037768	31M03	31M03 X 0024 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037769	31M01	31M01 X 0010 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037770	31M03	31M03 X 0024 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037771	31M01	31M01 X 0010 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037772	31M03	31M03 X 0024 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037773	31M01	31M01 X 0011 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037774	31M03	31M03 X 0024 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037775	31M01	31M01 X 0011 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037776	31M03	31M03 X 0025 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037777	31M01	31M01 X 0012 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037778	31M03	31M03 X 0025 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037779	31M01	31M01 X 0012 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037780	31M03	31M03 X 0025 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037781	31M01	31M01 X 0013 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037782	31M03	31M03 X 0026 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037783	31M01	31M01 X 0013 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037784	31M03	31M03 X 0026 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037785	31M01	31M01 X 0014 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037786	31M03	31M03 X 0027 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037787	31M01	31M01 X 0014 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037788	31M03	31M03 X 0027 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037789	31M01	31M01 X 0015 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037790	31M03	31M03 X 0027 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037791	31M01	31M01 X 0015 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037792	31M03	31M03 X 0028 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037793	31M01	31M01 X 0016 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037794	31M03	31M03 X 0028 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037795	31M01	31M01 X 0016 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037796	31M03	31M03 X 0028 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037797	31M01	31M01 X 0017 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037798	31M03	31M03 X 0028 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037799	31M01	31M01 X 0017 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037800	31M02	31M02 X 0005 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037801	31M02	31M02 X 0006 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037802	31M02	31M02 X 0007 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037803	31M02	31M02 X 0008 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037804	31M02	31M02 X 0009 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037805	31M02	31M02 X 0010 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037806	31M02	31M02 X 0010 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037807	31M02	31M02 X 0010 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037808	31M02	31M02 X 0011 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037809	31M02	31M02 X 0011 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037810	31M02	31M02 X 0011 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037811	31M02	31M02 X 0011 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037812	31M02	31M02 X 0011 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037813	31M02	31M02 X 0012 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037814	31M02	31M02 X 0012 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037815	31M02	31M02 X 0012 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037816	31M02	31M02 X 0012 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037817	31M02	31M02 X 0012 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037818	31M02	31M02 X 0013 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037819	31M02	31M02 X 0013 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037820	31M02	31M02 X 0013 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037821	31M02	31M02 X 0013 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037822	31M02	31M02 X 0013 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037823	31M02	31M02 X 0014 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037824	31M02	31M02 X 0014 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037825	31M02	31M02 X 0014 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037826	31M02	31M02 X 0014 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037827	31M02	31M02 X 0014 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037828	31M02	31M02 X 0015 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037829	31M02	31M02 X 0015 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037830	31M02	31M02 X 0015 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037831	31M02	31M02 X 0015 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037832	31M02	31M02 X 0015 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037833	31M02	31M02 X 0016 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037834	31M02	31M02 X 0016 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037835	31M02	31M02 X 0016 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037836	31M02	31M02 X 0016 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037837	31M02	31M02 X 0016 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037838	31M02	31M02 X 0017 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037839	31M02	31M02 X 0017 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037840	31M02	31M02 X 0005 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037841	31M02	31M02 X 0005 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037842	31M02	31M02 X 0005 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037843	31M02	31M02 X 0006 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037844	31M02	31M02 X 0006 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037845	31M02	31M02 X 0006 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037846	31M02	31M02 X 0007 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037847	31M02	31M02 X 0007 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037848	31M02	31M02 X 0007 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037849	31M02	31M02 X 0008 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037850	31M02	31M02 X 0008 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037851	31M02	31M02 X 0008 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037852	31M02	31M02 X 0009 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037853	31M02	31M02 X 0009 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037854	31M02	31M02 X 0009 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037855	31M02	31M02 X 0010 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037856	31M02	31M02 X 0010 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037857	31M02	31M02 X 0010 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037858	31M02	31M02 X 0010 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037859	31M02	31M02 X 0011 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037860	31M02	31M02 X 0011 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037861	31M02	31M02 X 0011 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037862	31M02	31M02 X 0012 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037863	31M02	31M02 X 0012 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037864	31M02	31M02 X 0012 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037865	31M02	31M02 X 0013 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037866	31M02	31M02 X 0013 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037867	31M02	31M02 X 0013 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037868	31M02	31M02 X 0014 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037869	31M02	31M02 X 0014 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037870	31M02	31M02 X 0014 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037871	31M02	31M02 X 0015 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037872	31M02	31M02 X 0015 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037873	31M02	31M02 X 0015 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037874	31M02	31M02 X 0016 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037875	31M02	31M02 X 0016 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037876	31M02	31M02 X 0016 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037877	31M02	31M02 X 0017 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037878	31M02	31M02 X 0017 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037879	31M03	31M03 X 0025 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037880	31M03	31M03 X 0028 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037892	31M01	31M01 X 0001 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037893	31M01	31M01 X 0001 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037894	31M01	31M01 X 0001 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037895	31M01	31M01 X 0002 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037896	31M01	31M01 X 0002 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037897	31M01	31M01 X 0002 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037898	31M01	31M01 X 0003 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037899	31M01	31M01 X 0003 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037900	31M01	31M01 X 0003 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037901	31M01	31M01 X 0003 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037902	31M01	31M01 X 0003 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037903	31M01	31M01 X 0004 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037904	31M01	31M01 X 0004 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037905	31M01	31M01 X 0004 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037906	31M01	31M01 X 0004 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037907	31M01	31M01 X 0004 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037908	31M01	31M01 X 0005 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037909	31M01	31M01 X 0005 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037910	31M01	31M01 X 0005 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037911	31M01	31M01 X 0005 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037912	31M01	31M01 X 0005 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037913	31M01	31M01 X 0005 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037914	31M01	31M01 X 0005 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037915	31M01	31M01 X 0006 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037916	31M01	31M01 X 0006 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037917	31M01	31M01 X 0006 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037918	31M01	31M01 X 0006 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037919	31M01	31M01 X 0006 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037920	31M01	31M01 X 0006 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037921	31M01	31M01 X 0007 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037922	31M01	31M01 X 0007 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037923	31M01	31M01 X 0007 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037924	31M01	31M01 X 0007 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037925	31M01	31M01 X 0007 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037926	31M01	31M01 X 0007 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037927	31M01	31M01 X 0008 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037928	31M01	31M01 X 0008 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037929	31M01	31M01 X 0008 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037930	31M01	31M01 X 0008 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037931	31M01	31M01 X 0009 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037932	31M02	31M02 X 0005 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037933	31M02	31M02 X 0006 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037934	31M02	31M02 X 0007 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037935	31M02	31M02 X 0008 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037936	31M02	31M02 X 0008 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037937	31M02	31M02 X 0009 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037938	31M02	31M02 X 0009 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037939	31M02	31M02 X 0019 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037940	31M02	31M02 X 0010 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037941	31M02	31M02 X 0019 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037942	31M02	31M02 X 0011 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037943	31M02	31M02 X 0019 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037944	31M02	31M02 X 0011 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037945	31M02	31M02 X 0019 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037946	31M02	31M02 X 0012 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037947	31M02	31M02 X 0020 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037948	31M02	31M02 X 0012 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037949	31M02	31M02 X 0020 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037950	31M02	31M02 X 0013 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037951	31M02	31M02 X 0020 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037952	31M02	31M02 X 0013 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037953	31M02	31M02 X 0020 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037954	31M02	31M02 X 0013 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037955	31M02	31M02 X 0021 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037956	31M02	31M02 X 0013 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037957	31M02	31M02 X 0021 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037958	31M02	31M02 X 0014 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037959	31M02	31M02 X 0021 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037960	31M02	31M02 X 0014 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037961	31M02	31M02 X 0021 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037962	31M02	31M02 X 0014 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037963	31M02	31M02 X 0022 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037964	31M02	31M02 X 0014 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037965	31M02	31M02 X 0022 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037966	31M02	31M02 X 0014 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037967	31M02	31M02 X 0022 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037968	31M02	31M02 X 0015 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037969	31M02	31M02 X 0022 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037970	31M02	31M02 X 0015 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037971	31M02	31M02 X 0023 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037972	31M02	31M02 X 0015 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037973	31M02	31M02 X 0023 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037974	31M02	31M02 X 0015 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037975	31M02	31M02 X 0023 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037976	31M02	31M02 X 0015 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037977	31M02	31M02 X 0023 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037978	31M02	31M02 X 0016 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037979	31M02	31M02 X 0024 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037980	31M02	31M02 X 0016 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037981	31M02	31M02 X 0024 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037982	31M02	31M02 X 0016 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037983	31M02	31M02 X 0024 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037984	31M02	31M02 X 0016 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037985	31M02	31M02 X 0024 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037986	31M02	31M02 X 0016 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037987	31M02	31M02 X 0025 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037988	31M02	31M02 X 0017 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037989	31M02	31M02 X 0025 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037990	31M02	31M02 X 0017 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037991	31M02	31M02 X 0025 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037992	31M02	31M02 X 0017 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037993	31M02	31M02 X 0025 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037994	31M02	31M02 X 0017 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037995	31M02	31M02 X 0026 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037996	31M02	31M02 X 0017 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037997	31M02	31M02 X 0026 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037998	31M02	31M02 X 0017 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037999	31M02	31M02 X 0026 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038000	31M02	31M02 X 0019 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038001	31M02	31M02 X 0026 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2038002	31M02	31M02 X 0020 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038003	31M02	31M02 X 0027 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038004	31M02	31M02 X 0021 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038005	31M02	31M02 X 0027 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038006	31M02	31M02 X 0027 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038007	31M02	31M02 X 0027 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038008	31M02	31M02 X 0028 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038009	31M02	31M02 X 0028 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038010	31M02	31M02 X 0028 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038011	31M02	31M02 X 0028 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038012	31M01	31M01 X 0002 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038013	31M01	31M01 X 0006 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038014	31M01	31M01 X 0007 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038015	31M01	31M01 X 0007 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038016	31M01	31M01 X 0008 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038017	31M01	31M01 X 0009 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038018	31M01	31M01 X 0009 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038019	31M01	31M01 X 0010 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038020	31M01	31M01 X 0010 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038021	31M01	31M01 X 0010 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038022	31M01	31M01 X 0010 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038023	31M01	31M01 X 0011 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038024	31M02	31M02 X 0016 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038025	31M02	31M02 X 0017 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038026	31M02	31M02 X 0017 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038027	31M02	31M02 X 0018 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038028	31M02	31M02 X 0018 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038029	31M01	31M01 X 0001 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038030	31M02	31M02 X 0018 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038031	31M01	31M01 X 0001 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038032	31M02	31M02 X 0019 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038033	31M01	31M01 X 0001 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038034	31M02	31M02 X 0019 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038035	31M01	31M01 X 0001 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038036	31M02	31M02 X 0019 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038037	31M01	31M01 X 0001 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038038	31M02	31M02 X 0020 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038039	31M01	31M01 X 0001 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038040	31M02	31M02 X 0020 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038041	31M01	31M01 X 0001 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038042	31M02	31M02 X 0020 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038043	31M01	31M01 X 0002 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038044	31M02	31M02 X 0021 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038045	31M02	31M02 X 0021 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038046	31M01	31M01 X 0002 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038047	31M01	31M01 X 0002 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038048	31M02	31M02 X 0021 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038049	31M01	31M01 X 0002 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2038050	31M02	31M02 X 0022 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038051	31M01	31M01 X 0002 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038052	31M02	31M02 X 0022 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038053	31M01	31M01 X 0003 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038054	31M02	31M02 X 0022 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038055	31M01	31M01 X 0003 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038056	31M02	31M02 X 0022 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038057	31M01	31M01 X 0003 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038058	31M02	31M02 X 0023 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038059	31M02	31M02 X 0023 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038060	31M01	31M01 X 0003 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038061	31M02	31M02 X 0023 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038062	31M01	31M01 X 0003 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038063	31M01	31M01 X 0004 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038064	31M02	31M02 X 0023 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038065	31M02	31M02 X 0024 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038066	31M01	31M01 X 0004 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038067	31M02	31M02 X 0024 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038068	31M01	31M01 X 0004 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038069	31M02	31M02 X 0024 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038070	31M01	31M01 X 0004 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038071	31M02	31M02 X 0024 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038072	31M01	31M01 X 0005 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038073	31M01	31M01 X 0005 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038074	31M02	31M02 X 0025 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038075	31M01	31M01 X 0006 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038076	31M02	31M02 X 0025 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038077	31M02	31M02 X 0025 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038078	31M01	31M01 X 0006 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038079	31M02	31M02 X 0025 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038080	31M01	31M01 X 0007 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038081	31M02	31M02 X 0026 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038082	31M01	31M01 X 0007 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038083	31M02	31M02 X 0026 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038084	31M01	31M01 X 0008 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037760	31M03	31M03 X 0023 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037761	31M01	31M01 X 0008 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037762	31M03	31M03 X 0023 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037763	31M01	31M01 X 0008 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037764	31M03	31M03 X 0023 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037765	31M01	31M01 X 0009 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037766	31M03	31M03 X 0023 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037767	31M01	31M01 X 0009 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037768	31M03	31M03 X 0024 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037769	31M01	31M01 X 0010 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037770	31M03	31M03 X 0024 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037771	31M01	31M01 X 0010 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037772	31M03	31M03 X 0024 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037773	31M01	31M01 X 0011 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037774	31M03	31M03 X 0024 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037775	31M01	31M01 X 0011 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037776	31M03	31M03 X 0025 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037777	31M01	31M01 X 0012 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037778	31M03	31M03 X 0025 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037779	31M01	31M01 X 0012 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037780	31M03	31M03 X 0025 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037781	31M01	31M01 X 0013 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037782	31M03	31M03 X 0026 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037783	31M01	31M01 X 0013 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037784	31M03	31M03 X 0026 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037785	31M01	31M01 X 0014 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037786	31M03	31M03 X 0027 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037787	31M01	31M01 X 0014 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037788	31M03	31M03 X 0027 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037789	31M01	31M01 X 0015 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037790	31M03	31M03 X 0027 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037791	31M01	31M01 X 0015 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037792	31M03	31M03 X 0028 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037793	31M01	31M01 X 0016 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037794	31M03	31M03 X 0028 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037795	31M01	31M01 X 0016 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037796	31M03	31M03 X 0028 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037797	31M01	31M01 X 0017 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037798	31M03	31M03 X 0028 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037799	31M01	31M01 X 0017 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037800	31M02	31M02 X 0005 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037801	31M02	31M02 X 0006 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037802	31M02	31M02 X 0007 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037803	31M02	31M02 X 0008 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037804	31M02	31M02 X 0009 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037805	31M02	31M02 X 0010 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037806	31M02	31M02 X 0010 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037807	31M02	31M02 X 0010 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037808	31M02	31M02 X 0011 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037809	31M02	31M02 X 0011 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037810	31M02	31M02 X 0011 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037811	31M02	31M02 X 0011 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037812	31M02	31M02 X 0011 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037813	31M02	31M02 X 0012 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037814	31M02	31M02 X 0012 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037815	31M02	31M02 X 0012 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037816	31M02	31M02 X 0012 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037817	31M02	31M02 X 0012 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037818	31M02	31M02 X 0013 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037819	31M02	31M02 X 0013 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037820	31M02	31M02 X 0013 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037821	31M02	31M02 X 0013 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037822	31M02	31M02 X 0013 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037823	31M02	31M02 X 0014 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037824	31M02	31M02 X 0014 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037825	31M02	31M02 X 0014 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037826	31M02	31M02 X 0014 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037827	31M02	31M02 X 0014 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037828	31M02	31M02 X 0015 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037829	31M02	31M02 X 0015 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037830	31M02	31M02 X 0015 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037831	31M02	31M02 X 0015 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037832	31M02	31M02 X 0015 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037833	31M02	31M02 X 0016 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037834	31M02	31M02 X 0016 0032 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037835	31M02	31M02 X 0016 0033 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037836	31M02	31M02 X 0016 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037837	31M02	31M02 X 0016 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037838	31M02	31M02 X 0017 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037839	31M02	31M02 X 0017 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037840	31M02	31M02 X 0005 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037841	31M02	31M02 X 0005 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037842	31M02	31M02 X 0005 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037843	31M02	31M02 X 0006 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037844	31M02	31M02 X 0006 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037845	31M02	31M02 X 0006 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037846	31M02	31M02 X 0007 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037847	31M02	31M02 X 0007 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037848	31M02	31M02 X 0007 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037849	31M02	31M02 X 0008 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037850	31M02	31M02 X 0008 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037851	31M02	31M02 X 0008 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037852	31M02	31M02 X 0009 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037853	31M02	31M02 X 0009 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037854	31M02	31M02 X 0009 0059 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037855	31M02	31M02 X 0010 0031 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037856	31M02	31M02 X 0010 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037857	31M02	31M02 X 0010 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037858	31M02	31M02 X 0010 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037859	31M02	31M02 X 0011 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037860	31M02	31M02 X 0011 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037861	31M02	31M02 X 0011 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037862	31M02	31M02 X 0012 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037863	31M02	31M02 X 0012 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037864	31M02	31M02 X 0012 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037865	31M02	31M02 X 0013 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037866	31M02	31M02 X 0013 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037867	31M02	31M02 X 0013 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037868	31M02	31M02 X 0014 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037869	31M02	31M02 X 0014 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037870	31M02	31M02 X 0014 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037871	31M02	31M02 X 0015 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037872	31M02	31M02 X 0015 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037873	31M02	31M02 X 0015 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037874	31M02	31M02 X 0016 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037875	31M02	31M02 X 0016 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037876	31M02	31M02 X 0016 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037877	31M02	31M02 X 0017 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037878	31M02	31M02 X 0017 0057 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037879	31M03	31M03 X 0025 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037880	31M03	31M03 X 0028 0060 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037892	31M01	31M01 X 0001 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037893	31M01	31M01 X 0001 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037894	31M01	31M01 X 0001 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037895	31M01	31M01 X 0002 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037896	31M01	31M01 X 0002 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037897	31M01	31M01 X 0002 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037898	31M01	31M01 X 0003 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037899	31M01	31M01 X 0003 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037900	31M01	31M01 X 0003 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037901	31M01	31M01 X 0003 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037902	31M01	31M01 X 0003 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037903	31M01	31M01 X 0004 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037904	31M01	31M01 X 0004 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037905	31M01	31M01 X 0004 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037906	31M01	31M01 X 0004 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037907	31M01	31M01 X 0004 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037908	31M01	31M01 X 0005 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037909	31M01	31M01 X 0005 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037910	31M01	31M01 X 0005 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037911	31M01	31M01 X 0005 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037912	31M01	31M01 X 0005 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037913	31M01	31M01 X 0005 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037914	31M01	31M01 X 0005 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037915	31M01	31M01 X 0006 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037916	31M01	31M01 X 0006 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037917	31M01	31M01 X 0006 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037918	31M01	31M01 X 0006 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037919	31M01	31M01 X 0006 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037920	31M01	31M01 X 0006 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037921	31M01	31M01 X 0007 0019 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037922	31M01	31M01 X 0007 0020 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037923	31M01	31M01 X 0007 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037924	31M01	31M01 X 0007 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037925	31M01	31M01 X 0007 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037926	31M01	31M01 X 0007 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037927	31M01	31M01 X 0008 0021 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037928	31M01	31M01 X 0008 0022 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037929	31M01	31M01 X 0008 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037930	31M01	31M01 X 0008 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037931	31M01	31M01 X 0009 0023 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037932	31M02	31M02 X 0005 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037933	31M02	31M02 X 0006 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037934	31M02	31M02 X 0007 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037935	31M02	31M02 X 0008 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037936	31M02	31M02 X 0008 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037937	31M02	31M02 X 0009 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037938	31M02	31M02 X 0009 0056 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037939	31M02	31M02 X 0019 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037940	31M02	31M02 X 0010 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037941	31M02	31M02 X 0019 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037942	31M02	31M02 X 0011 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037943	31M02	31M02 X 0019 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037944	31M02	31M02 X 0011 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037945	31M02	31M02 X 0019 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037946	31M02	31M02 X 0012 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037947	31M02	31M02 X 0020 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037948	31M02	31M02 X 0012 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037949	31M02	31M02 X 0020 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037950	31M02	31M02 X 0013 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037951	31M02	31M02 X 0020 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037952	31M02	31M02 X 0013 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037953	31M02	31M02 X 0020 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037954	31M02	31M02 X 0013 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037955	31M02	31M02 X 0021 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037956	31M02	31M02 X 0013 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037957	31M02	31M02 X 0021 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037958	31M02	31M02 X 0014 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037959	31M02	31M02 X 0021 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037960	31M02	31M02 X 0014 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037961	31M02	31M02 X 0021 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037962	31M02	31M02 X 0014 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037963	31M02	31M02 X 0022 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037964	31M02	31M02 X 0014 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037965	31M02	31M02 X 0022 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037966	31M02	31M02 X 0014 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037967	31M02	31M02 X 0022 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037968	31M02	31M02 X 0015 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037969	31M02	31M02 X 0022 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037970	31M02	31M02 X 0015 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037971	31M02	31M02 X 0023 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037972	31M02	31M02 X 0015 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037973	31M02	31M02 X 0023 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037974	31M02	31M02 X 0015 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037975	31M02	31M02 X 0023 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2037976	31M02	31M02 X 0015 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037977	31M02	31M02 X 0023 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037978	31M02	31M02 X 0016 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037979	31M02	31M02 X 0024 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037980	31M02	31M02 X 0016 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037981	31M02	31M02 X 0024 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037982	31M02	31M02 X 0016 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037983	31M02	31M02 X 0024 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037984	31M02	31M02 X 0016 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037985	31M02	31M02 X 0024 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037986	31M02	31M02 X 0016 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037987	31M02	31M02 X 0025 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037988	31M02	31M02 X 0017 0051 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037989	31M02	31M02 X 0025 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037990	31M02	31M02 X 0017 0052 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037991	31M02	31M02 X 0025 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037992	31M02	31M02 X 0017 0053 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037993	31M02	31M02 X 0025 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037994	31M02	31M02 X 0017 0054 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037995	31M02	31M02 X 0026 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037996	31M02	31M02 X 0017 0055 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037997	31M02	31M02 X 0026 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037998	31M02	31M02 X 0017 0058 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2037999	31M02	31M02 X 0026 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038000	31M02	31M02 X 0019 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038001	31M02	31M02 X 0026 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038002	31M02	31M02 X 0020 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038003	31M02	31M02 X 0027 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038004	31M02	31M02 X 0021 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038005	31M02	31M02 X 0027 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038006	31M02	31M02 X 0027 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038007	31M02	31M02 X 0027 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038008	31M02	31M02 X 0028 0001 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038009	31M02	31M02 X 0028 0002 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038010	31M02	31M02 X 0028 0003 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038011	31M02	31M02 X 0028 0004 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038012	31M01	31M01 X 0002 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038013	31M01	31M01 X 0006 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038014	31M01	31M01 X 0007 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038015	31M01	31M01 X 0007 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038016	31M01	31M01 X 0008 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038017	31M01	31M01 X 0009 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038018	31M01	31M01 X 0009 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038019	31M01	31M01 X 0010 0024 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038020	31M01	31M01 X 0010 0025 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038021	31M01	31M01 X 0010 0026 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038022	31M01	31M01 X 0010 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038023	31M01	31M01 X 0011 0027 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2038024	31M02	31M02 X 0016 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038025	31M02	31M02 X 0017 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038026	31M02	31M02 X 0017 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038027	31M02	31M02 X 0018 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038028	31M02	31M02 X 0018 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038029	31M01	31M01 X 0001 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038030	31M02	31M02 X 0018 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038031	31M01	31M01 X 0001 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038032	31M02	31M02 X 0019 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038033	31M01	31M01 X 0001 0011 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038034	31M02	31M02 X 0019 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038035	31M01	31M01 X 0001 0015 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038036	31M02	31M02 X 0019 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038037	31M01	31M01 X 0001 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038038	31M02	31M02 X 0020 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038039	31M01	31M01 X 0001 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038040	31M02	31M02 X 0020 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038041	31M01	31M01 X 0001 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038042	31M02	31M02 X 0020 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038043	31M01	31M01 X 0002 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038044	31M02	31M02 X 0021 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038045	31M02	31M02 X 0021 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038046	31M01	31M01 X 0002 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038047	31M01	31M01 X 0002 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038048	31M02	31M02 X 0021 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038049	31M01	31M01 X 0002 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038050	31M02	31M02 X 0022 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038051	31M01	31M01 X 0002 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038052	31M02	31M02 X 0022 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038053	31M01	31M01 X 0003 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038054	31M02	31M02 X 0022 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038055	31M01	31M01 X 0003 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038056	31M02	31M02 X 0022 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038057	31M01	31M01 X 0003 0016 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038058	31M02	31M02 X 0023 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038059	31M02	31M02 X 0023 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038060	31M01	31M01 X 0003 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038061	31M02	31M02 X 0023 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038062	31M01	31M01 X 0003 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038063	31M01	31M01 X 0004 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038064	31M02	31M02 X 0023 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038065	31M02	31M02 X 0024 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038066	31M01	31M01 X 0004 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038067	31M02	31M02 X 0024 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038068	31M01	31M01 X 0004 0017 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038069	31M02	31M02 X 0024 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038070	31M01	31M01 X 0004 0018 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038071	31M02	31M02 X 0024 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

Title number	SNRC	Location	Status	Area	Registered owner
2038072	31M01	31M01 X 0005 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038073	31M01	31M01 X 0005 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038074	31M02	31M02 X 0025 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038075	31M01	31M01 X 0006 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038076	31M02	31M02 X 0025 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038077	31M02	31M02 X 0025 0007 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038078	31M01	31M01 X 0006 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038079	31M02	31M02 X 0025 0008 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038080	31M01	31M01 X 0007 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038081	31M02	31M02 X 0026 0005 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038082	31M01	31M01 X 0007 0010 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038083	31M02	31M02 X 0026 0006 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)
2038084	31M01	31M01 X 0008 0009 0	Active	58,0	Mines Aurizon (5057) 100 % (responsable)

APPENDIX II
Maps

- Mining titles map east
- Mining titles map west
- Geological map west
- Geological map east



BELLEFEUILLE
DARVEAU
LE BORG
31M01
POMMEROY
COUTURIER
GAULIN
31M02
SENEZERGUES
31L15
LA CHAUDIERE
MCLACHLIN
31L16
VILLEDIEU
BOOTH
31L10
31L09
Saseginaga Lake
Saseginaga-South Lake
Lac des Loups
Coconut Club
Hunters Point North
Hunters Point Main
Hunters Point South
Snake Nord
Snake Centre
Pants Lake
Snake Sud
Eagle
Ile a la Tortue
Turner Falls
Sairs Lake
Lac Brennan
Chutes Enragees
Sheffield-2 Lake
PB & PS Zones
Kipawa River
Grindstone East
Grindstone West
Lac McLachlin
Lac Kikwissi
Lac Grindstone
Lac Booth
680000
695000
710000
Legend
Mineralized occurrences
U Th Amazonite
Fluorite
Nepheline
Au-Ag-Cu; Au-Cu
Au; Au-Ag; Ag
Cu; Cu-Ag-Zn
Zn; Zn-Cu-Au
Fe
Ag-Co-Bi-(Zn)-(Pb)-(Au)
Asbestos
Ni-Cu; Ni-Cu-Ag-Pt
REE-Th -Y (U-Au); REE-Y-U-Th
Th; U-Th
U-Au-Ag
Y-Zr; Y-Zr-U-Th
Aurizon properties
Exploration allowed under specific conditions
Exploration prohibited
Titles Gestim
Township
NTS Sheets
Watercourse
Water disturbance
Esker
Dam
Access
CLASS
Paved
Primary graveled
Secondary graveled
Tertiary
Trail
Winter
Unclassified
Waterbody
Wetland
Water disturbance
Vegetation
Location map
Kipawa
Aurizon Mines Ltd
Kipawa Project
Mining titles map east
2 1 0 2 Kilometers
1:50 000
Projection UTM Nad 83 zone 17
Compilation/dessin/drawing : M. Naud, Tech. geo., gis.
Date: December 2008
Supervisé/Supervised : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: December 2008
Approuvé/Approved : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: December 2008
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com
SNRC : 31M1,2,3 & 31L14,15,16
Plan no :



LAVERLOCHERE
GABOURY
BLONDEAU
GUAY
LAPERRIERE
LA NOUE
BRUCHESI
SHEHYN
TABARET
ATWATER
POM
31M06
31M07
31M03
31M02
31L14
31L15
Lac Girard-NO
Lac la Marelle
Rivard-Savard
Lac Paradis
Guillet Gold Mines
Claims J. Day
Lac Moore SO
Guimond
Chatex (Houle-Boucher)
Mine Lorraine
Chabela (CG-88-03)
Indice Roy (Lac Lett-NE)
Brisebois
Lac Kelly
Rivière Laverlochère
Lac au Renard Ouest
Blondeau Nickel
Pyke
Lac des Bois-Sud
Dallaire
Lac Grenier
Brouit
Baie des Plongeurs
Lac Kipawa
Hunters Point North
Hunters Point Main
Hunters Point South
Lac Ostaboningue
Lac Sunnyside
Legend
Mineralized occurrences
U Th Amazonite
Fluorite
Nepheline
Au-Ag-Cu; Au-Cu
Au; Au-Ag; Ag
Cu; Cu-Ag-Zn
Zn; Zn-Cu-Au
Fe
Ag-Co-Bi-(Zn)-(Pb)-(Au)
Asbestos
Ni-Cu; Ni-Cu-Ag-Pt
REE-Th -Y (U-Au); REE-Y-U-Th
Th; U-Th
U-Au-Ag
Y-Zr; Y-Zr-U-Th
Aurizon properties
Exploration allowed under specific conditions
Exploration prohibited
Titles Gestim
Township
NTS Sheets
Watercourse
Water disturbance
Esker
Dam
Access
CLASS
Paved
Primary graveled
Secondary graveled
Tertiary
Trail
Winter
Unclassified
Waterbody
Wetland
Water disturbance
Vegetation
Location map
Aurizon Mines Ltd
Kipawa Project
Mining titles map west
2 1 0 2 Kilometers
1:50 000
Projection UTM Nad 83 zone 17
Compilation/dessin/drawing : M. Naud, Tech. geo., gis.
Date: December 2008
Supervisé/Supervised : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: December 2008
Approuvé/Approved : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: December 2008
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com
SNRC : 31M1,2,3 & 31L14,15,16
Plan no :




BLONDEAU
LAVERLOCHÈRE
GABOURY
GUAY
LAPERRIERE
LA NOUE
BRUCHESI
SHEHYN
TABARET
ATWATER
31M06
31M07
31M03
31M02
31L14
31L15
Lac Girard-NO
Lac la Marée
Rivard-Savard
Lac Paradis
Guillet Gold Mines
Claims J.Day
Lac Moore-SO
Chatex (Houle-Boucher)
Guimond
Mine Lorraine
Chabela (CG-88-03)
Brisebois
Indice Roy (Lac Lett-NE)
Lac Kelly
Rivière Laverlochère
Lac au Renard Ouest
Blondeau Nickel
Pyke
Lac des Bois-Sud
Dallaire
Lac Grenier
Brouilt
Lac Ostaboningue
Baie des Plongeurs
Lac Kipawa
Hunters Point North
Hunters Point Main
Hunters Point South
Lac Sunnyside
Legend
Mineralized occurrences
U Th Amazonite
Fluorite
Nepheline
Au-Ag-Cu; Au-Cu
Au; Au-Ag; Ag
Cu; Cu-Ag-Zn
Zn; Zn-Cu-Au
Fe
Ag-Co-Bi-(Zn)-(Pb)-(Au)
Asbestos
Ni-Cu; Ni-Cu-Ag-Pt
REE-Th -Y (U-Au); REE-Y-U-Th
Th; U-Th
U-Au-Ag
Y-Zr; Y-Zr-U-Th
DDH 2008 (n=7)
Sonic drilling (n=8)
Prospection 2007, 2008 (n=1313)
MMI 2007 (n=655)
Tills 2006 (n=379)
Grid
Aurizon properties
Titles Gestim
Township
NTS Sheets
Access
CLASS
Primary graveled
Secondary graveled
Tertiary
Trail
Winter; Unclassified
Waterbody
Wetland
Water disturbance
Watercourse
Water disturbance
Fault
Unknown
Shear
Thrust
Shear zone
Deformation corridor
Regional fold
Upright antiform
Upright synform
Lithology
Metamorphic rocks
Amphibolite
Quartzite (schist, marble, paragneiss)
Biotite schist
Biotite gneiss (migmatite,amphibolite,muscovite,garnet,hornblende)
Calc-silicate rock (gneiss, quartzite)
Feldspar-biotite gneiss
Granitic gneiss
Hornblende gneiss (amphibolite, biotite, garnet, QFP)
Migmatite
Orthogneiss
Paragneiss (amphibolite, garnet, biotite, QFP, hornblende)
Quartzofeldspathic gneiss
Undifferentiated gneiss
Intrusive rocks
Peridotite, serpentite
Diorite
Lamprophyre
Felsic intrusive
Syenite, monzogranite, quartz-hornblende monzonite, monzodiorite
Diabase
Gabbro
Volcanic rocks
Felsic volcanic and tuff
Basalt, andesite and tuff
Sedimentary rocks
Quaternary deposit
Iron formation
Sandstone, arenite
Conglomerate
Location map
Aurizon Mines Ltd
Kipawa Project
Geological map west
1:50 000
Projection UTM Nad 83 zone 17
Kilometers
Compilation/dessin/drawing : M. Naud, Tech. geo., gis.
Date: December 2008
Supervisé/Supervised : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: December 2008
Approuvé/Approved : A. Carrier, P.geo., M.Sc. (OGQ 281)
Date: December 2008
Experts-Conseils / Consulting Firm
Mines & Exploration
www.innovexplo.com
SNRC : 31M1,2,3 & 31L14,15,16
Plan no :

BELLEFEUILLE
DARVEAU
LE BORGNE
31M01
COUTURIER
GAULIN
POMMEROY
31M02
SENEZERGUES
MCLACHLIN
31L15
31L16
LA CHAUDIERE
VILLEDIEU
BOOTH
31L10
31L09
Coconut Club
Saseginaga Lake
Saseginaga-South Lake
Lac des Loups
Hunters Point North
Hunters Point Main
Hunters Point South
Snake Nord
Snake Centre
Pants Lake
Snake Sud
Eagle
Turner Falls
Sairs Lake
Chutes Enragees
Sheffield-2 Lake
PB & PS Zones
Kipawa River
Grindstone East
Grindstone West
Lac Kikwissi
Lac McLachlin
Lac Grindstone
Lac Brennan
680000
695000
710000

Legend
Mineralized occurrences
Location map

Aurizon Mines Ltd	
Kipawa Project	
Geological map east	
2 1 0 2 Kilometers	1:50 000 Projection UTM Nad 83 zone 17
Compilation/dessin/drawing : M. Naud, Tech. geo., gis.	Date: December 2008
Supervisé/Supervised : A. Carrier, P.geo., M.Sc. (OGQ 281)	Date: December 2008
Approuvé/Approved : A. Carrier, P.geo., M.Sc. (OGQ 281)	Date: December 2008
Experts-Conseils / Consulting Firm Mines & Exploration www.innovexplo.com	SNRC : 31M1,2,3 & 31L14,15,16
	Plan no :